As filed with the Securities and Exchange Commission on October 2, 2009
Registration No. 333-161917
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective
Amendment No. 1
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Converted Organics Inc.
(Exact name of registrant as specified in its charter)

Delaware	2873	20-4075963
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7A Commercial Wharf West
Boston, MA 02110
(617) 624-0111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Edward J. Gildea
Chief Executive Officer
7A Commercial Wharf West
Boston, MA 02110
(617) 624-0111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ralph V. De Martino, Esq. Cavas S. Pavri, Esq. Cozen O’Connor The Army & Navy Club Building 1627 I Street, NW, Suite 1100 Washington, DC 20006 (202) 912-4800 Facsimile: (202) 912-4830	Kenneth R. Koch, Esq. Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. The Chrysler Center 666 Third Avenue New York, NY 10017 (212) 935-3000 Facsimile: (212) 983-3115

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price per	Aggregate	Registration
Securities to be Registered	Registered	Security(1)	Offering Price(1)	Fee
Units, each consisting of one share of Common Stock, $.0001 par value, and one Class H Warrant(2)	14,375,000 Units	$1.36	$19,550,000	$1,090.89
Shares of Common Stock included as part of the Units(2)	14,375,000 Shares	—	—		(3)
Class H Warrants included as part of the Units(2)	14,375,000 Class H Warrants	—	—		(3)
Shares of Common Stock underlying the Class H Warrants included in the Units(4)	14,375,000 Shares of Common Stock	$1.63	$23,431,250	$1,307.47
Representative’s Unit Purchase Option	1	$100.00	$100	$1.00
Units underlying the Representative’s Unit Purchase Option (“Underwriters’ Units”)(4)	500,000 Units	$1.36	$680,000	$37.95
Shares of Common Stock included as part of the Underwriters’ Units(4)	500,000 Shares of Common Stock	—	—		(3)
Class H Warrants included as part of the Underwriters’ Units(4)	500,000 Class H Warrants	—	—		(3)
Shares of Common Stock underlying the Class H Warrants included in the Underwriters’ Units(4)	500,000 Shares of Common Stock	$1.63	$815,000	$45.48
Total			$44,476,350	$2,482.79	(5)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Includes 1,875,000 Units, 1,875,000 shares of Common Stock and 1,875,000 Class H Warrants underlying such Units which may be issued on exercise of a 45-day option granted to the Underwriters to cover over-allotments, if any.
(3)	No fee pursuant to Rule 457(g).
(4)	Pursuant to Rule 416, there are also being registered such additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions as a result of the anti-dilution provisions contained in the Class H Warrants.

(5)	Previously paid

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2009

PRELIMINARY PROSPECTUS

$

12,500,000 Units

We are selling 12,500,000 units, each unit consisting of one share of our common stock and one Class H warrant. Each Class H warrant entitles the holder to purchase one share of our common stock at a price of $      , and will expire on December 31, 2014. The Class H warrants will be exercisable 60 days after issuance.

Our common stock and Class B warrants are quoted on the NASDAQ Capital Market under the symbols “COIN” and “COINZ,” respectively. The last sale prices of our common stock and Class B warrants on October 1, 2009 were $1.15 per share and $0.37 per warrant, respectively.

There is presently no public market for our units or Class H warrants, and no market for the units will exist. Each of the common stock and the Class H warrants underlying the units will begin trading separately upon the closing of this offering. We have applied to list the Class H warrants on the NASDAQ Capital Market under the symbol “COINW.” We cannot assure you, however, that our securities will continue to be listed on the NASDAQ Capital Market.

These are speculative securities. Investing in our securities involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Underwriting	Proceeds to
	Price to	Discounts and	Converted
	Public	Commissions(1)	Organics

Per Unit	$	$	$
Total	$	$	$

(1)	This amount does not include a non-accountable expense allowance in the amount of 3% of the gross proceeds, or $ ($ per unit) payable to Chardan Capital Markets, LLC.

Delivery of the units will be made on or about          , 2009. We have granted the underwriters a 45-day option to purchase up to 1,875,000 additional units solely to cover over-allotments, if any.

In connection with this offering, we have also agreed to sell to Chardan Capital Markets, LLC an option to purchase up to 4% of the units sold for $100. If the underwriter exercises this option, each unit may be purchased for $      per unit (     % of the price of the units sold in the offering).

Chardan Capital Markets, LLC

The date of this prospectus is          , 2009

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 7. References to “we,” “us,” “our,” “Converted Organics” or the “Company” mean Converted Organics Inc. and its subsidiaries.

Our Company

We use food and other food processing waste as a raw material to manufacture, sell and distribute all-natural soil amendment and fertilizer products combining disease suppression and nutritional characteristics.

Our revenue comes from two sources: “tip” fees and product sales. Waste haulers pay the tip fees to us for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Revenue also comes from the customers who purchase our products. Our products possess a combination of nutritional, disease suppression and soil amendment characteristics. The products are sold in both dry and liquid form and are stable with an extended shelf life compared to other organic fertilizers. Among other uses, the liquid product is expected to be used to mitigate powdery mildew, a leaf fungus that restricts the flow of water and nutrients to plants. These products can be used either on a stand-alone basis or in combination with more traditional petrochemical-based fertilizers and crop protection products. Based on growth trial performance, increased environmental awareness, trends in consumer food preferences and company-sponsored research, we believe there will be a demand for our products in the agribusiness, turf management and retail markets. We also expect to benefit from increased regulatory focus on organic waste processing and on environmentally friendly growing practices.

We operate two manufacturing facilities, one in Woodbridge, New Jersey and the other in Gonzales, California, where we use both owned and licensed proprietary technology to produce our products.

We are positioning ourselves to take advantage of the growing market for organic products. We believe there are two primary business drivers influencing commercial agriculture. First, commercial farmers are focused on improving the economic yield of their land: maximizing the value derived from crop output (quantity and quality). Second, commercial farmers are focused on reducing the use of chemical products, while also meeting the demand for cost-effective, environmentally responsible alternatives. We believe this change in focus is the result of:

•	Consumer demand for safer, higher quality food;

•	The restriction on use of registered chemical products. Several U.S. governmental authorities, including the Environmental Protection Agency, the Food and Drug Administration, and the U.S. Department of Agriculture, or USDA, regulate the use of fertilizers;

•	Environmental concerns and the demand for sustainable technologies;

•	Demand for more food for the growing world population; and

•	The cost effectiveness and efficacy of non-chemical-based products to growers.

In connection with the foregoing, according to the Organic Trade Association, sales of organic food and beverages in the United States have grown from $1 billion in 1990 to approximately $20 billion in 2007 and are expected to continue to grow at an average of 18% per year through 2010. Furthermore, the Organic Trade Association reports that organic foods represented approximately 2.8% of total food and beverage sales in 2006, growing 20.9% in 2006, one of the fastest growing categories. According to the Nutrition Business Journal, consumer demand is driving organic sector expansion, particularly for fruit, vegetables and dairy products. This demand, in turn, is driving commercial farmers to shift more of their acreage from conventional practices, which predominantly use synthetic fertilizers, to organic practices, which require the use of certified organic fertilizers or other natural organic materials to facilitate crop growth. The USDA’s Economic Research

Service reports that the number of certified organic farm acres has grown from 0.9 million in 1992 to 4.1 million in 2005, a compound annual growth rate of 12% per year.

We believe farmers are facing pressures to change from conventional production practices to more environmentally friendly practices. U.S. agricultural producers are turning to certified organic farming methods as a potential way to lower production costs, decrease reliance on nonrenewable resources such as chemical fertilizers, increase market share with an “organically grown” label and capture premium prices, thereby boosting farm income.

Our long-term strategic plan calls for the development and construction of facilities in addition to our Gonzales and Woodbridge facilities. In connection with this plan, we have already done preliminary work aimed at establishing facilities in Rhode Island and Massachusetts. Any future expansion is dependent on our ability to raise additional financing beyond the proceeds we may receive from the offering contemplated by this prospectus. We may also seek to expand by licensing third parties to use our technology or by building less capital-intensive, smaller facilities, if they are commercially feasible.

Opening additional facilities should allow us to achieve economies of scale in marketing and selling our fertilizer products as the cost of these activities would be spread over a larger volume of product. If our overall volume of production increases, we also believe we may be able to more effectively approach larger agribusiness customers requiring larger quantities of fertilizer to efficiently utilize their distribution systems.

We were incorporated under the laws of the state of Delaware in January 2006, and we transitioned from a development stage company to an operating company in the second quarter of 2008 as operations commenced. We generated approximately $1.5 million in revenue for the year ended December 31, 2008.

In February 2006, we merged with our predecessor organizations, Mining Organics Management, LLC and Mining Organics Harlem River Rail Yard, LLC, in transactions accounted for as a recapitalization. These predecessor organizations provided initial technical and organizational research that led to the foundation of the current business plan.

On February 16, 2007, we completed an initial public offering of stock and also completed a bond offering with the New Jersey Economic Development Authority. The net proceeds of the stock offering of $8.9 million, together with the net proceeds of the bond offering of $16.5 million, were used to develop and construct the Woodbridge facility, fund our marketing and administrative expenses during the construction period and fund specific principal and interest reserves as specified in the bond offering. Of the total net proceeds of the stock and bond offerings of $25.4 million, $14.6 million was used towards the construction of the Woodbridge facility and the remaining $10.8 million was used for items detailed above.

On January 24, 2008, we acquired the assets, including the intellectual property, of Waste Recovery Industries, LLC, or WRI. This acquisition made us the exclusive owner of the proprietary technology and process known as the High Temperature Liquid Composting or HTLC system, which processes various biodegradable waste products into liquid and solid organic-based fertilizer and feed products.

Also on January 24, 2008, we acquired the net assets of United Organic Products, LLC, which was under common ownership with WRI. With this acquisition, we acquired a leading liquid fertilizer product line, as well as the operations of the Gonzales facility.

Our principal business office is located at 7A Commercial Wharf West, Boston, Massachusetts 02110, and our telephone number is (617) 624-0111. Our website address is www.convertedorganics.com. Information contained on our website or any other website does not constitute part of this prospectus.

THE OFFERING

Securities offered:	12,500,000 units, at $ per unit (plus 1,875,000 additional units if the representative of the underwriters exercise the over-allotment option), each unit consisting of:

• one share of common stock; and

• one Class H warrant.

Each of the common stock and the Class H warrants will begin trading separately upon the closing of this offering, and the units will not be listed on any market.

Common Stock:

Number outstanding before this offering	20,494,532 shares

Number to be outstanding after this offering	32,994,532 shares (without giving effect to exercise of the Class H warrants, or any of our other outstanding options, warrants or convertible notes)

Class H Warrants:

Number outstanding before this offering	None.

Number to be outstanding after this offering	12,500,000

Exercise price	$

Securities issuable on exercise of Class H warrants	Each Class H warrant is exercisable for one share of common stock.

Exercise period	The Class H warrants will be exercisable 60 days after issuance. The Class H warrants will expire at 5:00 p.m., New York City time, on December 31, 2014.

NASDAQ Capital Market symbols for our:

Common stock	COIN

Class B warrants	COINZ

Class H Warrants	COINW

Risk Factors	You should carefully consider all of the risks set forth in the section entitled “Risk Factors” beginning on page 7 of this prospectus.

The number of shares to be outstanding after this offering excludes:

•	1,248,895 shares of common stock issuable upon the exercise of outstanding options issued pursuant to our current stock option plans;

•	274,772 shares of common stock issuable upon the exercise of options available for future grant under our stock option plans;

•	517,003 shares of common stock issuable upon the exercise of 131,219 underwriter units issued in connection with our initial public offering;

•	1,000,000 shares of common stock issuable upon conversion of a $1,540,000 convertible note issued in September 2009;

•	shares underlying a convertible note that is convertible into our common stock at the option of the holder at a price equal to the average closing price of our common stock on the NASDAQ Capital Market for the five days preceding conversion (as of October 1, 2009, the note had a remaining principal balance of approximately $373,000);

•	2,516,810 Class B warrants to purchase a total of 3,699,711 shares of common stock at $7.48 per share (we refer to these as the Class B warrants), and 2,284,409 Class B warrants, which were issued at a later date, to purchase a total of 2,284,409 shares of common stock at $11.00 per share (we refer to these as the Class B-1 warrants);

•	885,000 shares of common stock reserved for issuance under our Class C warrants exercisable at $1.00 per share;

•	415,000 shares of common stock reserved for issuance under our Class D warrants exercisable at $1.02 per share;

•	1,500,000 shares of common stock reserved for issuance under our Class E warrants exercisable at $1.63 per share;

•	585,000 shares of common stock reserved for issuance under our Class F warrants exercisable at $1.25 per share; and

•	2,500,000 shares of common stock reserved for issuance under our Class G warrants exercisable at $1.25 per share.

Except where we state otherwise, the information we present in this prospectus assumes:

•	no exercise of our outstanding options;

•	no exercise of our outstanding warrants;

•	no conversion of our outstanding convertible notes;

•	no exercise of the underwriters’ unit purchase option; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED AND OTHER FINANCIAL DATA

The following tables summarize our consolidated financial and other data. The consolidated statements of operations data for the years ended December 31, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2008 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2009 and 2008, and the consolidated balance sheet data as of June 30, 2009, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments that management considers necessary for the fair statement of the financial information set forth in those financial statements. The following financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and schedules included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Years Ended December 31,
	2008	2007

Selected Operating Data:
Revenues	$1,547,981	$—
Cost of good sold	1,981,084	—
Gross (loss)	(433,103)	—
Loss from operations	(10,381,733)	(3,674,842)
Other (expenses), net	(5,797,365)	(409,170)
Loss before provision for income taxes	(16,179,098)	(4,084,012)
Net loss	(16,179,098)	(4,084,012)
Net loss per share, basic and diluted	(2.70)	(0.87)
Weighted average common shares outstanding	5,985,017	4,716,378

	As of December 31,
	2008	2007

Selected Balance Sheet Data:
Cash and cash equivalents	$3,357,940	$287,867
Property, plant and equipment	19,725,146	—
Other assets	9,534,922	21,888,860
Total assets	32,618,008	22,176,727
Working capital (deficit)	(2,243,941)	663,050
Total liabilities	27,571,076	20,090,372
Total owners’ equity	5,046,932	2,086,355

	Six Months Ended June 30,
	2009	2008

Selected Operating Data:
Revenues	$1,484,023	$752,907
Cost of good sold	3,757,264	624,548
Gross (loss) profit	(2,273,061)	128,359
Loss from operations	(7,443,230)	(5,617,669)
Other income/(expenses)	516,828	(2,920,705)
Loss before provision for income taxes	(6,926,402)	(8,538,374)
Net loss	(6,926,402)	(8,538,374)
Net loss per share, basic and diluted	(0.58)	(1.49)
Weighted average common shares outstanding	11,985,904	5,747,616

	As of June 30,
	2009	2008

Selected Balance Sheet Data:
Cash and cash equivalents	$1,808,156	$5,202,718
Property, plant and equipment	22,825,134	7,648,088
Other assets	6,330,777	18,710,416
Total assets	30,964,067	31,561,222
Working capital (deficit)	(3,782,563)	1,247,785
Total liabilities	26,006,202	24,481,359
Total shareholders’ equity	4,957,865	7,079,863

RISK FACTORS

If you purchase our securities, you will assume a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained elsewhere in this prospectus. Any of the following risks, as well as other risks and uncertainties discussed in this prospectus, could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our securities to decline, which could cause you to lose all or part of your investment.

Risks Relating to Our Business

We received a modified report from our independent registered public accounting firm with an emphasis of matter paragraph for our year ended December 31, 2008 with respect to our ability to continue as a going concern. The existence of such a report may adversely affect our stock price and our ability to raise capital, and even if we are successfully able to complete this offering, there is no assurance that we will not receive a similar emphasis of matter paragraph in their opinion for our year ending December 31, 2009.

We believe there exists substantial doubt regarding our ability to continue as a going concern unless this offering or a similar financing is consummated. Our independent registered public accounting firm has modified and included in their report for our year ended December 31, 2008 an emphasis of matter paragraph with respect to our ability to continue as a going concern. Even if we are able to complete this offering, there is no assurance that our independent registered public accounting firm will not again so emphasis this matter in their report for our year ending December 31, 2009. Our consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. If we became unable to continue as a going concern, we would have to liquidate our assets and we might receive significantly less than the values at which they are carried on our consolidated financial statements. The inclusion of a going concern modification in our independent registered public accounting firm’s audit opinion for the year ended December 31, 2008 may materially and adversely affect our stock price and our ability to raise new capital, as well as adversely affect our business. In addition, if our independent registered public accounting firm’s report for our year ending December 31, 2009 again has an emphasis of this matter, it may adversely affect our stock price and our ability to raise new capital in the future, as well as adversely affect our business.

We need to raise additional capital to fund our operations through the near term, and we do not have any commitments for that capital.

For the year ended December 31, 2008, we incurred a net loss of approximately $16.2 million, and had an accumulated deficit of $26.6 million. For the six months ended June 30, 2009, we had a net loss of $6.9 million, an accumulated deficit of approximately $35.7 million, negative working capital of approximately $3.7 million, and we continue to incur such losses. We need additional capital to execute our business strategy, and if we are unsuccessful in raising additional capital either through this offering or otherwise, we will be unable to fully execute our business strategy on a timely basis, if at all. If we complete this offering, we expect the funds received will be sufficient to operate our current business until we are cash flow positive, which we expect to occur by the end of the third quarter of 2010, assuming that our sales levels do not decrease and assuming that we do not encounter any unforeseen costs or expenses. If our sales levels decrease or if we encounter unforeseen costs or expenses, we will require additional financing prior to such date for which we have no commitments. The proceeds from this offering are intended to fund our current business operations, and will not permit us to finance additional facilities. If we are unable to complete this offering, we will need additional financing immediately, for which we have no commitments. We do not know whether any financing, if obtained, will be adequate to meet our capital needs and to support our growth. If adequate capital cannot be obtained on satisfactory terms, we may curtail or delay the implementation of updates to our facilities or delay the expansion of our sales and marketing capabilities, any of which could cause our business to fail.

If we raise additional capital through the issuance of equity securities, such issuances will likely cause dilution to our stockholders, particularly if we are required to do so during periods when our common stock is trading at historically low price levels. If we raise additional capital through the issuance of debt securities, the debt securities may be secured and any interest payments would reduce the amount of cash available to operate and grow our business.

We will need to obtain additional debt and equity financing to complete subsequent stages of our business plan.

Even if this offering is consummated, we will require significant additional financing to increase the capacity of our Woodbridge facility to its permitted 500 tons per day capacity from the current full processing capacity of 250 tons per day and to invest in the construction of new facilities. Our long-term business strategy contemplates the expansion of our Woodbridge facility and the construction of new facilities, and we do not have any commitments for the financing required to complete such projects. Any new facility will likely be individually financed and require considerable debt. While we believe state government-sponsored debt programs may be available to finance our requirements, public or private debt may not be available at all or on terms acceptable to us for the development of future facilities. We do not intend to utilize the proceeds from this offering to finance any new manufacturing facilities or to expand our Woodbridge facility.

To meet our future capital requirements, we may issue additional securities in the future with rights, terms and preferences designated by our Board of Directors, without a vote of stockholders, which could adversely affect stockholder rights. Additional financing will likely cause dilution to our stockholders and could involve the issuance of securities with rights senior to our currently outstanding shares. There is no assurance that such financing will be sufficient, that the financing will be available on terms acceptable to us and at such times as required, or that we will be able to obtain the additional financing required, if any, for the continued operation and growth of our business. Any inability to raise necessary capital will have a material adverse effect on our ability to implement our business strategy and will have a material adverse effect on our revenues and net income.

Constructing and equipping our Woodbridge facility has taken longer and has cost more than we expected, which has resulted in significant amounts being owed to construction vendors that we do not have the cash resources to satisfy.

Our Woodbridge facility became operational in June 2008. We incurred approximately $5.7 million in construction costs and design change overruns on an initial budget of $19.6 million. These design changes and upgrades are substantially complete, but we can offer no assurance that we will not experience additional overruns and delays before total completion.

Of the $5.7 million in upgrades, design changes and construction costs discussed above, we currently estimate that we will be able to fund approximately $500,000 in costs. In order to finance the additional $5.2 million in upgrades, design changes and construction costs, we have entered into agreements with all but one of the various construction vendors regarding payment plans, which generally provide that we pay interest only for six months with the remaining principal balance and interest thereon to be repaid in 18 monthly installments. We owe approximately $2.4 million to one construction vendor with whom we are presently negotiating. Such vendor has commenced a lawsuit against us. These negotiations and legal actions could result in interruptions to the operations of our Woodbridge facility, which would adversely effect our business.

We have limited operating history, and our prospects are difficult to evaluate.

We have not operated any facility other than our Gonzales facility, which we purchased in January 2008, and our Woodbridge facility, which became operational in June 2008. Our activities to date have been primarily limited to developing our business, and consequently there is limited historical financial information related to operations available upon which you may base your evaluation of our business and prospects. The revenue and income potential of our business is unproven. If we are unable to develop our business, we will not achieve our goals and could suffer economic loss or collapse, which would have a material negative effect on our financial performance.

We expect to incur significant losses for some time, and we may never operate profitably.

From inception through June 30, 2009, we incurred an accumulated net loss of approximately $27.2 million. The revenues that we began generating from our Gonzales facility in February 2008 and from our Woodbridge facility during the first half of 2009 have not yet resulted in our earning of a profit, and we will continue to incur significant losses for at least the near future. There is no assurance that our operations will ever become profitable.

If we are unable to manage our transition to an operating company effectively, our operating results will be adversely affected.

Failure to effectively manage our transition to an operating company will harm our business. To date, substantially all of our activities and resources have been directed at developing our business plan, arranging financing, licensing technology, obtaining permits and approvals, securing a lease for our Woodbridge facility and options for additional facilities, purchasing our Gonzales facility and beginning to operate our facilities. The transition to a converter of waste and manufacturer and vendor of fertilizer products requires effective planning and management. In addition, future expansion will be expensive and will likely strain our management and other resources. We may not be able to easily transfer our skills to operating a facility or otherwise effectively manage our transition to an operating company.

We are dependent on a small number of major customers for our revenues and the loss of any of these major customers would adversely affect our results of operations.

Our Gonzales and Woodbridge facilities rely on a few major customers for a majority of their revenues. From January 1, 2009 until August 31, 2009, approximately 71% of the revenues generated by the Gonzales facility were from a total of three customers. From January 1, 2009 until August 31, 2009, approximately 48% of the revenues generated by the Woodbridge facility, excluding “tip” fees, were from a total of two customers. We do not have any long-term agreements with any of our customers. The loss of any of our major customers could adversely effect our results of operations.

We are exposed to risks from legislation requiring companies to evaluate internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) required our management to begin to report on the operating effectiveness of our internal control over financial reporting for the year ended December 31, 2008. CCR LLP, our independent registered public accounting firm, will be required to opine on the effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2009. We must continue an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We expect that this program will require us to incur significant expenses and to devote resources to Section 404 compliance on an ongoing annual basis.

It is difficult for us to predict how long it will take to complete management’s assessment of the effectiveness of our internal control over financial reporting each year and to remediate any deficiencies in our internal control over financial reporting, if any. We are currently completing internal assessments in anticipation of our independent registered public accounting firm opining on the effectiveness of our internal control over financial reporting for the current year. Due to financial constraints, we have not yet retained any outside consultants to assist us, although we intend to hire such consultants if we are able to successfully complete this offering. As a result, we may not be able to complete the assessment process on a timely basis each year. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our securities will be affected.

Our future success is dependent on our existing key employees, and hiring and assimilating new key employees, and our inability to attract or retain key personnel in the future would materially harm our business and results of operations.

Our success depends on the continuing efforts and abilities of our current management team. In addition, our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified personnel to replace them if they leave the Company. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel could materially harm our business and results of operations.

We have little or no experience in the food waste conversion or fertilizer industries, which increases the risk of our inability to build our facilities and operate our business.

We are currently, and are likely for some time to continue to be, dependent upon our present management team. Most of these individuals are experienced in business generally, and in governing and operating public companies. However, our present management team does not have experience in organizing the construction, equipping and start up of a food waste conversion facility. In addition, none of our directors has any experience in the food waste conversion or fertilizer products industries. As a result, we may not develop our business successfully.

We license certain technology from a third party, and our failure to perform under the terms of the license could result in material adverse consequences to our business.

We use certain licensed technology and patented pieces of process equipment in our Woodbridge facility that have been licensed to us by International Bio-Recovery Corporation, or IBRC. The license contains various criteria, such as the payment of royalties, the branding on packaging and the requirement to conduct our processing within certain parameters. If we fail to perform under the terms of the license, the license may be terminated by the licensor, and we will have to modify our process and employ other equipment. We currently own and employ an alternative process to that of IBRC, which is utilized at our Gonzales facility. If the license agreement is terminated or held invalid for any reason, or if it is determined that IBRC has improperly licensed its process to us, our Woodbridge operations and revenues could be adversely affected.

The EATAD technology we will use to operate our Woodbridge facility is unproven at the scale on which we intend to operate.

While IBRC has operated a facility in British Columbia using the Enhanced Autothermal Thermophilic Aerobic Digestion, or EATAD, process, its plant there is smaller than our Woodbridge facility. IBRC developed the initial drawings for our Woodbridge facility, but neither IBRC nor we have operated a plant of the proposed size. There is no assurance that we will be able to scale-up the Woodbridge facility successfully.

Our Woodbridge and Gonzales facility sites, as well as future facility sites, may have unknown environmental problems that could be expensive and time-consuming to correct.

There can be no assurance that we will not encounter hazardous environmental conditions at the Woodbridge and Gonzales facility sites or at any additional future facility sites that may delay the construction of our food waste conversion facilities or require us to incur significant clean-up or correction costs. Upon encountering a hazardous environmental condition, our contractor may suspend work in the affected area. If we receive notice of a hazardous environmental condition, we may be required to correct the condition prior to continuing construction. The presence of a hazardous environmental condition will likely delay construction of the particular facility and may require significant expenditures to correct the environmental condition. If we encounter any hazardous environmental conditions during construction that require time or money to correct, such event could delay our ability to generate revenue.

We have recently commenced operations and may not be able to successfully operate our Woodbridge or Gonzales facility.

We believe our Woodbridge facility is the first commercial facility of its kind in the United States to recycle food waste into fertilizer, and it therefore may not function as anticipated. We have produced our products at our Gonzales facility since February 2008 and have had limited production from our Woodbridge facility since June 2008. As such, we have limited operating experience, and may be unable to successfully operate these facilities. In addition, the control of the manufacturing process will require operators with extensive training and experience that may be difficult to attain.

Our lack of business diversification may have a material negative effect on our financial performance.

We have two products to sell to customers to generate revenue: dry and liquid soil fertilizer products. We do not expect to have any other products. Although we also expect to receive “tip” fees from food waste haulers, our lack of business diversification could have a material adverse effect on our operations.

We may not be able to produce products from our facilities in commercial quantities or sell them at competitive prices.

We have produced our products at our Gonzales facility since February 2008 and have had limited production from our Woodbridge facility since June 2008. Accordingly, our ability to produce our products in commercial quantities at a competitive cost is unproven. We may not be able to produce products from our facilities in commercial quantities or sell them at prices competitive with other similar products.

We may be unable to establish marketing and sales capabilities necessary to commercialize and gain market acceptance for our products.

We currently have limited resources with which to expand our sales and marketing capabilities. We will need to either hire sales personnel with expertise in the markets that we intend to address or contract with others to provide sales support. Co-promotion or other marketing arrangements to commercialize our planned products could significantly limit the revenues we derive from our products, and the parties with whom we would enter into such agreements may fail to commercialize our products successfully. Our products address different markets and can be offered through multiple sales channels. Addressing each market effectively will require sales and marketing resources tailored to the particular market and to the sales channels that we choose to employ, and we may not be able to develop such specialized marketing resources.

Pressure by our customers to reduce prices and agree to long-term supply arrangements may adversely affect our net sales and profit margins.

Our current and potential customers, especially large agricultural companies, are often under budgetary pressure and are very price sensitive. Our customers may negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to product prices before we can accurately determine our final costs. If this happens, we may have to reduce our conversion costs and obtain higher volume orders to offset lower average sales prices. If we are unable to offset lower sales prices by reducing our costs, our gross profit margins will decline, which could have a material negative effect on our financial performance.

The fertilizer industry is highly competitive, which may adversely affect our ability to generate and grow sales.

Chemical fertilizers are manufactured by many companies and are plentiful and relatively inexpensive. In addition, there are approximately 1,700 “crop products” registered as “organic” with the Organic Materials Review Institute, a number that has more than doubled since 2002. If we fail to keep up with changes affecting the markets that we intend to serve, we will become less competitive, thereby adversely affecting our financial performance.

Defects in our products or failures in quality control could impair our ability to sell our products or could result in product liability claims, litigation and other significant events with substantial additional costs.

Detection of any significant defects in our products or failure in our quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance of our products, diversion of development resources, and injury to our reputation. The costs we may incur in correcting any product defects may be substantial. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend, and if we do not prevail, could result in the imposition of a damages award. We presently maintain product liability insurance; however, it may not be adequate to cover any claims.

Energy and fuel cost variations could adversely affect operating results and expenses.

Energy costs, particularly electricity and natural gas, constitute a substantial portion of our operating expenses. The price and supply of energy and natural gas are unpredictable and fluctuate based on events outside our control, including demand for oil and gas, weather, actions by OPEC and other oil and gas producers, and conflict in oil-producing countries. Price escalations in the cost of electricity or reductions in the supply of natural gas could increase operating expenses and negatively affect our results of operations. We may not be able to pass through all or part of the increased energy and fuel costs to our customers.

We may not be able to obtain sufficient material to produce our products, and we are dependent on a small number of waste haulers to provide the food waste we use to produce our products.

Our revenue comes from two sources: “tip” fees and product sales. We are dependent on a stable supply of food waste in order to produce our products and to utilize our available capacity. Waste haulers pay the tip fees to us for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Insufficient food waste feedstock will adversely affect our efficiency and may cause us to increase our tip fee discount from prevailing rates, which is the discount we pay to haulers that provide larger quantities of food waste, likely resulting in reduced revenues and net income. Competing disposal outlets for food waste and increased demand for applications such as biofuels may develop and adversely affect our business. In addition, if alternate uses for food waste are developed in the future, these alternate uses could increase the competition for food waste.

Our license agreement with IBRC restricts the territory into which we may sell our products and grants a cooperative a right of first refusal to purchase our products.

We have entered into a license agreement with IBRC that, among other terms, contains a restriction on our right to sell our planned products outside a territory defined generally as the Eastern Seaboard of the United States. The license agreement also grants a proposed cooperative, which to our knowledge has not yet been formed and of which IBRC will be a member when formed, a right of first refusal to purchase the products sold from our Woodbridge facility under certain circumstances. While we believe that the territory specified in the license agreement is broad enough to absorb the amount of product that we plan to produce and that the right of first refusal will not impair our ability to sell our products, these restrictions may have a material adverse effect on the volume and price of our product sales. In addition, we may become completely dependent on a third party for the sale of our products.

Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.

We may have to defend ourselves against patent and other infringement claims asserted by third parties regarding the technology we have licensed, resulting in diversion of management focus and additional expenses for the defense of claims. In addition, if a patent infringement suit was brought, we might be forced to stop or delay the development, manufacture or sales of potential products that were claimed to infringe a patent covering a third party’s intellectual property unless that party granted us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. If we cannot obtain all necessary licenses or other such rights on commercially reasonable terms, we may be unable to continue selling such products. Even if we are able to obtain certain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some or all of our business operations as a result of patent infringement claims, which could severely harm our business.

Our EATAD license agreement with IBRC imposes obligations on us related to infringement actions that may become burdensome or result in the termination of our license agreement.

If our use of the licensed EATAD technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. If the licensed EATAD technology is found by a court to be infringing, IBRC could terminate the license agreement, which may prevent us from continuing to operate our Woodbridge facility. In such an event, we may become obligated to find alternative technology or to pay a royalty to a party other than IBRC in order to continue to operate.

If a third party is allegedly infringing on any of the licensed technology, then either we or IBRC may attempt to enforce the IBRC intellectual property rights. In general, our possession of rights to use the know-how related to the licensed technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers, whether by us or by IBRC, may be required to be maintained at our expense under the terms of the license agreement. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.

Our HTLC technology imposes obligations on us related to infringement actions that may become burdensome.

If the use of our HTLC technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. In such an event, we may become obligated to find alternative technology or to pay a royalty to a third party in order to continue to operate.

If a third party is allegedly infringing any of our HTLC technology, then we may attempt to enforce our intellectual property rights. In general, our possession of rights to use the know-how related to our HTLC technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers may be required at our expense. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.

We have provided a bond guaranty to the holders of the bonds issued in connection with our Woodbridge facility, and the terms of the guaranty may hinder our ability to operate our business by imposing restrictive covenants, which may prohibit us from taking actions to manage or expand our business.

The terms of the bond guaranty executed by us on behalf of Converted Organics of Woodbridge LLC prohibit us from repaying debt and other obligations that funded our working capital until certain ratios of EBITDA to debt service are met. Specifically, commencing in 2009, we are required to achieve a debt service ratio coverage of 2.0 to 1. We do not currently expect that we will meet the required debt service ratio coverage in 2009, which means that our bond guaranty will remain outstanding, and we will continue to be prohibited from repaying debt and other obligations that funded our working capital.

Mandatory redemption of our bonds issued in connection with our Woodbridge facility could have a material adverse effect on our liquidity and cash resources.

The bonds issued to construct our Woodbridge facility are subject to mandatory redemption by us if the Woodbridge facility is condemned, we cease to operate the facility, the bonds become taxable, a change in control occurs or under certain other circumstances. Depending upon the circumstances, such an event could require a payment to our bondholders ranging between 100% and 110% of the principal amount of the bonds outstanding, plus interest. If we are required to redeem our bonds, such redemption will have a material adverse effect on our liquidity and cash resources, and may impair our ability to continue to operate.

The communities where our facilities may be located may be averse to hosting waste handling and manufacturing facilities.

Local residents and authorities in communities where our facilities may be located may be concerned about odor, vermin, noise, increased truck traffic, air pollution, decreased property values, and public health risks associated with operating a manufacturing facility in their area. These constituencies may oppose our permitting applications or raise other issues regarding our proposed facilities or bring legal challenges to prevent us from constructing or operating facilities.

During the start-up phase at the Woodbridge facility, we experienced odor-related issues. As a result of these issues, we have been assessed fines from the Health Department of Middlesex County, New Jersey, and have been named as a party in a lawsuit by a neighboring business. With respect to the fines assessed by the Health Department, we are currently contesting or attempting to negotiate the extent of the fines. With respect to the litigation, the plaintiff has alleged various causes of action connected to the odors emanating from the facility, and in addition to monetary damages is seeking enjoinment of any and all operations which in any way cause or contribute to the alleged pollution. If we are unsuccessful in defending the above litigation or any new litigation, we may be subject to judgments or fines, or our operations may be interrupted or terminated.

Our facilities will require certain permits to operate, which we may not be able to obtain at all or obtain on a timely basis.

For our Woodbridge facility and Gonzales facility, we have obtained the permits and approvals required to operate the facilities. We may not be able to secure all the necessary permits for future facilities on a timely basis or at all, which may prevent us from operating such facilities according to our business plan.

For our facilities, we may need certain permits to operate solid waste or recycling facilities, as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, township and state agencies having control over the specific properties. Permits once given may be withdrawn. Inability to obtain or maintain permits to construct, operate or maintain our facilities will severely and adversely affect our business.

Changes in environmental regulations or violations of such regulations could result in increased expense and could have a material negative effect on our financial performance.

We are subject to extensive air, water and other environmental regulations and need to maintain the environmental permits we have received to operate our Woodbridge and Gonzales facilities, and need to obtain a number of environmental permits to construct and operate our planned facilities. If for any reason any of these permits are not maintained or granted, construction costs for our food waste conversion facilities may increase, or the facilities may not be constructed at all. Additionally, any changes in environmental laws and regulations, both at the federal and state level, could require us to invest or spend considerable resources in order to comply with future environmental regulations. We have been fined for alleged environmental violations in connection with the operation of our Woodbridge facility, and are currently contesting certain alleged environmental violations. Our failure to comply with environmental regulations could cause us to lose our required permits, which could cause the interruption or cessation of our operations. Furthermore, the expense of compliance could be significant enough to reduce our net income and have a material negative effect on our financial performance.

Risks Related to Investment in Our Securities

We have a significant number of warrants outstanding, and while these warrants are outstanding, it may be more difficult to raise additional equity capital. Additionally, certain of these warrants contain anti-dilution provisions that may result in the reduction of their exercise prices due to the completion of this offering.

In addition to the Class H warrants being issued in this offering, we have outstanding:

•	2,516,810 Class B warrants to purchase a total of 3,699,711 shares of common stock at $7.48 per share, and 2,284,409 Class B-1 warrants to purchase a total of 2,284,409 shares of common stock at $11.00 per share;

•	885,000 Class C warrants exercisable at $1.00 per share;

•	415,000 Class D warrants exercisable at $1.02 per share;

•	1,500,000 Class E warrants exercisable at $1.63 per share;

•	585,000 Class F warrants exercisable at $1.25 per share; and

•	2,500,000 Class G warrants exercisable at $1.25 per share.

The holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock. In addition, the Class B, C, D and H warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.

Furthermore, the Class C, D and G warrants contain anti-dilution provisions under which, if we issue securities at a price lower than the exercise price of such warrants, the exercise price of the warrants will be reduced, with certain exceptions, to the lower price; provided that the Class G warrants provide for a minimum exercise price of $1.08 per share, unless we receive stockholder approval for a lower price. The exercise price of these warrants may be reduced as a result of this offering. Based on the price as of the close of business on October 1, 2009 of $1.15 and assuming such price were the offering price, the price of the Class G warrants would be reset to $1.15 per share.

The common stock and Class H warrants included in the units will trade separately upon the closing of this offering, which, along with our currently publicly traded warrants, may provide investors with an arbitrage opportunity that could adversely affect our common stock.

The common stock and Class H warrants included in the units will trade separately upon the closing of this offering. Because the units will never trade as a unit, and because we also have other publicly traded warrants, investors may be provided with an arbitrage opportunity that could depress the price of our common stock.

If we issue shares of preferred stock, your investment could be diluted or subordinated to the rights of the holders of preferred stock.

Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then-market price of such stock. Presently, our Board of Directors does not intend to seek stockholder approval prior to the issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange rules. Although we have no plans to issue any shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, any such action by our Board of Directors or issuance of preferred stock by us could dilute your investment in our common stock and warrants or subordinate your holdings to such shares of preferred stock.

You will experience immediate dilution in the book value per share of the common stock you purchase as part of the units.

Because the price per share of the common stock included in the units being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock that you purchase in this offering. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase the units.

Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock, the exercise of warrants to purchase our common stock, or the conversion of convertible notes into our common stock, may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

During 2009, we have issued a significant number of shares of our common stock, warrants to acquire shares of our common stock, and convertible notes that may be converted into our common stock in connection with various financings and the repayment of debt, and we anticipate that we will continue to do so in the future. The additional shares of our common stock issued and to be issued in the future upon the exercise of warrants or options or the conversion of debt could cause the market price of our common stock to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our Class H warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the Class H warrants.

For you to be able to exercise the Class H warrants, the shares of our common stock to be issued to you upon exercise of the Class H warrants must be covered by an effective and current registration statement and be qualified or exempt under the securities laws of the state or other jurisdiction in which you reside. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class H warrants. As such, you may encounter circumstances in which you will be unable to exercise the Class H warrants. Consequently, there is a possibility that you will never be able to exercise the Class H warrants, and that you will never receive shares or payment of cash in settlement of the warrants. This potential inability to exercise the Class H warrants may have an adverse effect on demand for such warrants and the prices that can be obtained from reselling them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “may,” “potential,” “anticipate,” “could,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the factors which could cause our results to differ materially from our expectations include the following:

•	consumer demand for our products;

•	the availability of an adequate supply of food waste stream feedstock and the competition for such supply;

•	the unpredictable cost of compliance with environmental and other government regulation;

•	the time and cost of obtaining USDA, state or other product labeling designations;

•	our ability to manage expenses;

•	the demand for organic fertilizer and the resulting prices that customers are willing to pay;

•	supply of organic fertilizer products from the use of competing or newly developed technologies;

•	our ability to attract and retain key personnel;

•	adoption of new accounting regulations and standards;

•	adverse changes in the securities markets;

•	our ability to comply with continued listing requirements of the NASDAQ Capital Market; and

•	the availability of and costs associated with sources of liquidity, including our ability to obtain bond financing for future facilities.

Please also see the discussion of risks and uncertainties under the heading “Risk Factors” above.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the units by us in the offering (assuming no exercise of the Class H warrants or the underwriters’ over-allotment option), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be $      million, assuming a public offering price of $      per unit.

We anticipate that we will use the net proceeds of this offering for:

•	the further development and execution of our sales, marketing and distribution plan;

•	further expansion at our Gonzales facility;

•	continued development of our smaller capacity operating unit line of business (including patent and intellectual property development);

•	potential investment and development in new facilities, additional alliances and acquisitions;

•	continued development of our licensing program; and

•	to repay the six-month note we issued in September 2009 in principal amount of $1,540,000, which was issued at an original issue discount of 10%, or the September 2009 Note. The funds from the September 2009 Note are being utilized for working capital.

Other than the repayment of the September 2009 Note, we have no definitive agreements or commitments with respect to any of the above activities. Our management may decide to change the use of the net proceeds from this offering if opportunities or needs arise. Such opportunities and needs could include payment of certain contractual obligations, the need to make increased capital or operating expenditures if we change our business plan, or payment of an unexpected liability. The actual use of the proceeds may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the section entitled “Risk Factors” appearing elsewhere in this prospectus. Accordingly, our management will have broad discretion in applying the net proceeds of this offering.

PRICE RANGE OF COMMON STOCK

Market Information

Our common stock has been listed on the NASDAQ Capital Market under the symbol “COIN” since March 16, 2007. Prior to March 16, 2007, there was no public market for our common stock. The following table sets forth the range of high and low sales prices per share as reported on NASDAQ for the periods indicated.

2009	High	Low

Third Quarter	$1.64	$0.92
Second Quarter	$2.62	$0.72
First Quarter	$4.16	$0.66

2008	High	Low

Fourth Quarter	$6.46	$2.00
Third Quarter	$7.83	$2.99
Second Quarter	$10.37	$4.50
First Quarter	$14.17	$3.93

2007	High	Low

Fourth Quarter	$4.39	$2.05
Third Quarter	$2.83	$1.86
Second Quarter	$2.72	$2.02
First Quarter (from March 16, 2007)	$2.86	$2.31

Dividends

We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends on our common stock will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operation, capital requirements and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table is derived from our unaudited financial statements as of June 30, 2009 and sets forth:

•	our actual capitalization as of June 30, 2009; and

•	our capitalization on a pro forma as adjusted basis to reflect: (a) the sale of the units offered by us at an assumed public offering price of $ per unit; (b) the sale of 1,961,000 shares of our common stock issued in our July 2009 offering at a price of $1.02 per share; and (c) the repayment of the $1,540,000 note issued in September 2009.

	June 30, 2009
		Pro Forma
	Actual	as Adjusted

DEBT
Term notes payable	$2,269,183	$2,269,183
Convertible note payable	541,450	541,450
Bonds payable	17,500,000	17,500,000

Total debt	$20,310,633	$20,310,633

OWNERS’ EQUITY
Preferred stock, $.0001 par value, authorized 10,000,000 shares; no shares issued and outstanding	$—	$—
Common stock, $.0001 par value, authorized 75,000,000 shares; 18,353,608 shares outstanding at June 30, 2009 actual; shares issued and outstanding pro forma as adjusted	1,835
Additional paid-in capital	40,668,709
Deficit accumulated during the development stage	(35,712,679)

Total owners’ equity	$4,957,865	$

This table assumes no exercise by the representative of the underwriters of their option to purchase up to an additional 1,875,000 units from us to cover over-allotments.

This table should be considered in conjunction with the sections of this prospectus captioned “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial statements and related notes included elsewhere in this prospectus.

DILUTION

Our unaudited net tangible book value on June 30, 2009 was approximately $(1,409,729), or approximately $(0.08) per share of common stock. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of shares of common stock outstanding. Dilution per share represents the difference between the amount per unit paid by purchasers of units in this offering of $      per unit and the net tangible book value per share of our common stock immediately after this offering. After giving effect to the sale of 12,500,000 units in this offering at a price of $      per unit (and assuming no exercise of the Class H warrants) and the sale of 1,961,000 shares of common stock in our July 2009 offering at a price of $1.02 per share, and after deducting $1,540,000 for repayment of the note issued in September 2009 and estimated offering expenses of $      , our net tangible book value as of June 30, 2009 would have been approximately $     , or approximately $      per share. This represents an immediate dilution of $      per share to new investors purchasing units in this offering. The following table illustrates this dilution:

Public offering price per unit			$

Net tangible book value per share as of June 30, 2009		$(0.08)
Increase per unit attributable to July 2009 offering and the current offering	$

Net tangible book value per share as of June 30, 2009 after giving effect to the July 2009 offering and the sale of the shares in this offering	$

Dilution per unit to new investors			$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements are based largely on our current expectations and are subject to a number of uncertainties and risks including those set forth in the “Risk Factors” section above. Actual results could differ materially from these forward-looking statements.

Introduction

Our operating structure is composed of our parent company, Converted Organics Inc., two wholly-owned operating subsidiaries and a 92.5% owned non-operating subsidiary. The first operating subsidiary is Converted Organics of Woodbridge, LLC, which includes the operation of our Woodbridge, New Jersey facility. The second operating subsidiary is Converted Organics of California, LLC, which includes the operation of our Gonzales, California facility. The 92.5% owned subsidiary is Converted Organics of Rhode Island, LLC, which currently has no operating activity. We construct and operate processing facilities that use food waste as raw material to manufacture all-natural soil amendment and fertilizer products combining nutritional and disease suppression characteristics. In addition to our current sales in the agribusiness and retail markets, we plan to sell and distribute our products in the turf management market. We have hired experienced sales and marketing personnel in these markets and have begun to introduce the product to the marketplace. We plan to hire additional experienced sales personnel during 2009. We also hope to achieve additional revenue by licensing the use of our technology to others.

Woodbridge Facility

We obtained a long-term lease expiring June 2026 for a site in a portion of an industrial building in Woodbridge, New Jersey that the landlord has modified and that we have equipped as our first internally-constructed food waste conversion facility. We are currently producing both liquid and dry product at that facility. In the first half of 2009, we began to record tip fee and product sales revenue; nevertheless, we are currently operating at less than full capacity at that facility. Full capacity is 250 tons per day. As we have transitioned to an operating company, we have experienced operating inefficiencies. We have also experienced odor-related issues that have caused interruptions in our production. At full capacity, the Woodbridge facility is expected to process approximately 78,000 tons of food waste and produce approximately 9,900 tons of dry product and approximately 10,000 tons of liquid product annually. We have substantially completed upgrades to the Woodbridge facility, and we are presently bringing equipment on-line to fulfill our commitment to overcome operational difficulties that hampered the efficiency of the plant at opening. We believe these upgrades will allow us to achieve capacity at the facility of approximately 70% of full capacity. During the first half of 2009, we generated revenue from this facility in the form of tip fees of approximately $75,000 and product sales of approximately $277,000. In order for this facility to be cash flow positive, we estimate that total revenues from the facility would need to be in a range of $450,000 to $550,000 per month. We estimate that our products, both liquid and dry, can be sold for a price in the range of $400 to $700 per ton based on the market to which it is sold. Therefore, the potential monthly sales from this facility at 70% capacity ranges from approximately $700,000 to $1,100,000. Based on the above, we would have to produce and sell approximately 45-55% of the capacity of the Woodbridge facility to be cash flow positive at that facility, and, until our sales and production volume reach that level, we will not be cash flow positive and may therefore require additional funding to subsidize operations at that facility. Cash flow generated by exceeding that sales/production number would be used to fund operations at the corporate level and to pay down approximately $2.4 million of the payables related to construction activity at this facility.

UOP Acquisition; Gonzales Facility

On January 24, 2008, we acquired the net assets of United Organic Products, LLC, or UOP, which was under common ownership with Waste Recovery Industries, LLC, or WRI. With this transaction, we acquired a leading liquid fertilizer product line, as well as the Gonzales facility, which is a state-of-the-art production facility that services a strong West Coast agribusiness customer base through established distribution channels. This facility is operational and began to generate revenues for us in February 2008. The purchase price of $2,500,000 was paid in cash of $1,500,000 and notes payable of $1,000,000. The note matures on January 1, 2011, has an interest rate of 7% per annum, is payable monthly in arrears, and is convertible into our common stock at the option of the holder at a price equal to the average closing price of our common stock on the NASDAQ Capital Market for the five days preceding conversion. As of October 1, 2009, the note payable had a remaining principal balance of approximately $373,000 and the holder had converted approximately $138,000 in principal and interest on the note into 102,500 shares of our common stock.

The Gonzales facility generated revenue during the first half of 2009 of approximately $1,079,000 with a negative operating margin of approximately $77,000 (based on no allocation of corporate overhead). In the three months ended June 30, 2009, the facility generated approximately $809,000 in sales, with a positive operating margin of approximately $68,000. We plan to continue to improve this operating margin by channeling sales into the turf and retail markets, which we believe to be more profitable, by generating tip fees from receiving additional quantities of food processing waste and by reducing the amount of raw material and freight costs currently associated with the production process. In addition, we have plans to add capacity to the Gonzales plant, whereby the plant will be able to produce approximately three times its current production and will be capable of producing both liquid and solid products. We have completed certain aspects of the planned upgrades which allow us to receive solid food waste for processing but have delayed the upgrades which would allow us to produce dry product. The remaining upgrades have been delayed due to cash flow constraints. We intend to use the proceeds from this offering to complete the upgrades.

In order for the Gonzales facility to begin to generate cash flow from operations, we estimate it would need to generate sales levels of approximately $200,000 per month for 2009. We estimate that the plant in its current configuration, and based on current market prices, has the capacity to generate monthly sales in the range of $350,000 to $400,000. If sales increase above the $200,000 per month level, we expect the additional cash flow from the Gonzales facility will be used to offset operating expenses at the corporate level. Based on sales in the latter months of the second quarter of 2009, we believe we have achieved breakeven sales levels at the Gonzales facility.

On January 24, 2008, we entered into a 10-year lease for land in Gonzales, California, where our Gonzales facility is located. The land is leased from Valley Land Holdings, LLC, or VLH, a California limited liability company whose sole member is a former officer and director. The lease provides for an initial monthly rent of $9,000 for 2008, after which the lease payments increase by 3% per year during the term of the lease. The lease is also renewable for three five-year terms after the expiration of the initial 10-year term. In addition, we own the Gonzales facility and the operating equipment used in the facility.

WRI Acquisition

On January 24, 2008, we also acquired the net assets, including the intellectual property, of WRI. This acquisition makes us the exclusive owner of the proprietary technology and process known as the High Temperature Liquid Composting, or HTLC, system, which processes various biodegradable waste products into liquid and solid food waste-based fertilizer and feed products. The purchase price of $500,000 was paid with a 7% short-term note that matured and was paid on May 1, 2008. In addition, the purchase price provides for a technology fee payment of $5,500 per ton of waste-processing capacity that is added to plants that were not planned at the time of this acquisition and that use this new technology. The per ton fee is not payable on the Woodbridge facility, the facility that is being planned in Rhode Island, or the Gonzales facility acquired in the acquisition or the currently planned addition thereto, except to the extent that capacity (in excess of the currently planned addition) is added to those facilities in the future. The purchase agreement also provides for a 50% profit share with WRI’s sellers on any portable facilities. The purchase agreement provides further that if we decide to exercise our right, obtained in the WRI acquisition, to enter into a joint venture with Pacific Seafoods Inc. for the development of a fish waste-processing product, we will pay 50% of our profits, which is less the 50% of the profits paid to Pacific Seafoods Inc., earned from this product to the seller of WRI. Combined payments of both the $5,500 per ton technology fee and the profits paid from the fish waste-processing product, if any, is capped at $7.0 million with no minimum payment required. In April 2008, we entered into an agreement with Pacific Seafoods Inc. whereby we will pay Pacific Seafoods Inc. 50% of the profits from the fish waste-processing product. To date, no profits have been earned from the fish waste-processing product. It is our intention to expense the payments, if any, that are paid on either the profits from the fish waste-processing product or the $5,500 per-ton technology fee.

Pro Forma Financial Information

The unaudited supplemental pro forma information discloses the condensed results of operations for the year ended December 31, 2008 and for the current fiscal year up to the date of the most recent interim period presented, which is the six months ended June 30, 2009 (and for the corresponding period in the preceding year) as though the business combination had been completed as of January 1, 2008 In addition, the unaudited supplemental pro forma information discloses the condensed balance sheet as of December 31, 2008 as though the business combination had been completed as of January 1, 2008.

The pro forma condensed consolidated financial information is based upon available information and certain assumptions that we believe are reasonable. The unaudited supplemental pro forma information does not purport to represent what our financial condition or results of operations would actually have been had these transactions in fact occurred as of the dates indicated above or to project our results of operations for the period indicated or for any other period.

	Twelve Months Ended December 31, 2008
	Historical Converted
	Organics and	Pro forma		Pro forma
	Subsidiaries	Adjustments	Reference	Consolidated

Revenues (in thousands)	$1,548	$—	(1)	$1,548
Cost of goods sold	1,981	20	(2)	2,001
General & administrative expenses	9,310	33	(3)	9,343
Net loss (in thousands)	(16,179)	(53)		(16,232)
Net loss per share — basic and diluted	(2.70)			(2.71)

	Six Months Ended June 30, 2009
	Historical Converted
	Organics and	Pro forma		Pro forma
	Subsidiaries	Adjustments	Reference	Consolidated

Revenues (in thousands)	$1,484	$—		$1,484
Cost of goods sold	3,757	—		3,757
General & administrative expenses	4,176	—		4,176
Net loss (in thousands)	(6,926)	—		(6,926)
Net loss per share — basic and diluted	(0.58)	—		(0.58)

	Six Months Ended June 30, 2008
	Historical Converted
	Organics and	Pro forma		Pro forma
	Subsidiaries	Adjustments	Reference	Consolidated

Revenues (in thousands)	$753	$—	(1)	$753
Cost of goods sold	625	20	(2)	645
General & administrative expenses	5,346	33	(3)	5,379
Net loss (in thousands)	(8,538)	(53)		(8,591)
Net loss per share — basic and diluted	(1.49)			(1.49)

(1)	No revenues are recognized in the pro forma presentation.

(2)	The acquired company incurred Cost of Goods Sold during the pre-acquisition period of approximately $20,000.

(3)	The acquired company incurred General & administrative expenses of approximately $33,000 during the pre-acquisition period.

	As of December 31, 2008
	Historical Converted
	Organics and	Pro forma		Pro forma
	Subsidiaries	Adjustments	Reference	Consolidated

Current assets	$7,230		(1)	$7,230
Total assets	32,618			32,618
Current liabilities	9,474			9,474
Total liabilities	27,571			27,571
Owners’ equity	5,047			5,047

(1)	No pro forma adjustments are made since the balances of the acquired entity are included in the balances as of December 31, 2008.

Rhode Island Facility

The Rhode Island Industrial Facilities Corporation provided initial approval to our Revenue Bond Financing Application for up to $15.0 million for the construction of a new facility in Rhode Island. In addition, the Rhode Island Resource Recovery Corporation, or RIRRC, gave us final approval to lease nine acres of land in the newly created Lakeside Commerce Industrial Park in Johnston, Rhode Island. We previously filed an application with the Rhode Island Department of Environmental Management for the operation of a Putrescible Waste Recycling Center at that site. On September 1, 2008, we entered into a twenty-year ground lease with the RIRRC under which we are obligated to pay $9,167 per month, plus $8 per ton of fertilizer (liquid or solid) sold from the facility.

Recent Financing Activities — January 2008, March 2009, May 2009 and July 2009 Financings

On January 24, 2008, we entered into private financing with three investors, in which we received $4,050,000 in proceeds, referred to herein as the 2008 Financing. We used the proceeds to fund the acquisition of the assets described above, to fund further development activities and to provide working capital. The 2008 Financing was offered at an original issue discount of 10%. The investors were issued convertible debentures in the principal amount of $4,500,000, with interest accruing at 10% per annum and with the principal balance to be paid by January 24, 2009, which deadline was extended to July 24, 2009. In addition, we initially issued to the investors an aggregate of 750,000 Class A warrants and 750,000 Class B warrants exercisable at $8.25 and $11.00 per warrant share, respectively. Of these warrants, 50% were returned to us when we obtained shareholder approval for the 2008 Financing, in compliance with the rules of the NASDAQ Stock Market. A placement fee of $225,000 was paid out of the proceeds of this loan to Chardan Capital Markets, LLC. The investors had the option, at any time on or before the extended maturity date of July 24, 2009 to convert the outstanding principal of the convertible debentures into shares of our common stock at the rate per share equal to 70% of the average of the three lowest closing prices of common stock during the 20-day trading period immediately prior to a notice of conversion. As of June 30, 2009, the investors converted the entirety of the debentures into 7,366,310 shares, reducing the principal amount of the debt to $0. In addition, the investors received 131,834 shares of common stock as interest on the debentures during the pay-off period.

On March 6, 2009, we entered into an agreement with the holders of our $17.5 million New Jersey Economic Development Authority bonds to release $2.0 million for capital expenditures on our Woodbridge facility and to defer interest payments on the bonds through July 30, 2009. These funds had been held in a reserve for bond principal and interest payments along with a reserve for lease payments. As consideration for the release of the reserve funds, we issued the bond holders 2,284,409 Class B warrants. The Class B warrants are exercisable at $11.00 per warrant. These warrants are not registered and cannot be traded.

On May 7, 2009, we entered into a formal agreement with an institutional investor, wherein we agreed to sell to the investor, for the sum of $1,182,500, six-month nonconvertible original issue discount notes with an aggregate principal amount of $1,330,313. The agreement provided that if we raised over $1,330,313 while the notes were outstanding, the first $1,330,313 must be used to repay the notes. Additionally, in connection with the notes issued pursuant to the agreement, the investor received five-year Class C warrants to purchase 750,000 shares and five-year Class D warrants to purchase 350,000 shares of common stock, with exercise prices of $1.00 per share and $1.02 per share, respectively, subject to certain anti-dilution rights for issuances below the exercise prices. These warrants are not registered and there is no public market for them. The expense associated with the issuance of these warrants was calculated using a Black-Scholes model with the following assumptions: risk-free interest rate of 2.05%; no dividend yield; volatility factor of 96.7%; and a term of five years. We determined that the warrants issued have a fair value of $1,557,953. We recorded the relative fair value of the warrants to the underlying notes of $1,330,313 as additional-paid-in capital and established a discount on the debt. The discount was fully amortized at repayment of the note (12 days later) and at such time the entire amortization totaled approximately $637,850 for the three months ended June 30, 2009. Also pursuant to this agreement, Chardan Capital Markets, LLC, representative of the underwriters, was issued five-year Class C warrants to purchase 135,000 shares of common stock and Class D warrants to purchase 65,000 shares of common stock with exercise prices of $1.00 per share and $1.02 per share, respectively. The expense associated with these warrants was calculated in the same manner as described above. The expense of $285,000 is included in general and administrative expense on the consolidated statements of operations for the three and six month periods ended June 30, 2009 and 2008.

On May 19, 2009, we entered into an agreement with four institutional investors whereby the investors agreed to purchase 1,500,000 shares of our common stock for $1.40 per share, providing $2.2 million before fees and expenses. The May 7, 2009 nonconvertible short-term note described above was immediately repaid with the proceeds of the May 19, 2009 offering as required under such an instrument. In addition, and as an inducement to enter into this transaction, we issued the investors 1,500,000 warrants, with a strike price of $1.40 per share and a 90-day term. We made the offering and sale of these shares and the shares underlying the warrants pursuant to a shelf registration statement.

On May 26, 2009, we entered into an amended agreement with the same four institutional investors, discussed in the prior paragraph, pursuant to which the warrants exercisable at $1.40 per share were exercised in full for aggregate proceeds of $2.1 million. Pursuant to such amended agreement, we agreed to issue to these investors in the aggregate Class E warrants to purchase an additional 1,500,000 shares of our common stock at an exercise price of $1.63 per share. We may redeem these warrants for $.001 per warrant share at any time after our common stock has closed at or above $2.42 for five consecutive trading days. The Class E warrants are exercisable six months after their date of issuance and expire on May 27, 2014. We made the offering and sale of these warrants and the shares underlying the warrants pursuant to a shelf registration statement.

On July 16, 2009, we sold 1,961,000 shares of common stock at $1.02 per share under our shelf registration statement for an aggregate of $2,000,220. In addition, we issued 585,000 Class F warrants with an exercise price of $1.25 per share. The Class F warrants have a five-year life from the date of issuance and cannot be exercised until six months from the date of issuance.

On September 14, 2009, we entered into an agreement with an institutional investor, wherein we agreed to sell to the investor, for the sum of $1,400,000, a six-month convertible original issue discount note with a principal amount of $1,540,000. The agreement provided that if we raised any debt or equity financing while the note was outstanding, the first monies raised must be used to repay the note. The principal amount of the note is convertible into shares of our common stock at $1.54 per share. Additionally, in connection with the note issued, the investor received a five-year Class G warrant to purchase 2,500,000 shares of common stock, with an exercise price of $1.25 per share, subject to certain anti-dilution rights for issuances below the exercise price.

Construction and Start-up Period

We commenced plant operations at our Woodbridge facility in June 2008, where we are processing both liquid and solid waste and producing both liquid and solid fertilizer and soil enhancement products. Construction has been substantially completed on all aspects of the facility, and we are generating both tip fee and product sales revenue. Although the plant is operating at less than full capacity, we have substantially completed all plant upgrades, which we expect will allow us to operate at 70% capacity. We had budgeted approximately $14.6 million for the design, building, and testing of our facility, including related non-recurring engineering costs. The capital outlay of $14.6 million came from the $25.4 million raised by our initial public offering of stock and the issuance of New Jersey Economic Development Bonds, both of which closed on February 16, 2007, and does not include $4.6 million of capital improvements provided by the landlord of the Woodbridge facility, which are being financed over the term of the lease by increased lease payments at an imported interest rate of 4%.

The total cost of the plant exceeded the estimate of $14.6 million by approximately $2.2 million (which did not include $4.6 million of lease financing discussed above). Also, we purchased additional equipment, which will allow us to produce additional dry product, which is in high demand by the retail market. The cost of this additional equipment was approximately $1.5 million. We decided to incorporate the HTLC technology acquired from WRI into the Woodbridge facility. These costs were approximately $2.0 million, bringing the total plant cost to $20.3 million, not including lease financing. Installation of the HTLC technology and additional equipment was dependent on our ability to raise additional capital and negotiate extended payment terms with our construction vendors. We have negotiated revised payment terms with all but one of our construction vendors. This vendor has placed a lien on the property in New Jersey and commenced a lawsuit against us, which are further discussed in the “Liquidity and Capital Resources” section. The purpose of adding the HTLC technology to the Woodbridge facility is two-fold: first, we believe it will significantly lower operating costs, most notably utility costs, as the need to evaporate significant amounts of liquid byproduct would no longer be necessary, and second, the non-evaporated liquid can be used in the production process and sold as additional product.

During the start up phase at the Woodbridge facility, we experienced emissions violations related to odor issues. We were fined by the Middlesex County Health Department for these violations and we subsequently hired additional consultants to assist with the correction process. In late July 2009, we began implementing operational procedures at the plant which were recommended by the odor control consultants and since then we have not experienced significant odor issues; however, we have not obtained release from the Middlesex County Health Department concerning this issue and there is no assurance that we can obtain such a release. As of September 3, 2009, the total amount of fines levied by the Middlesex County Health Department total $356,250, of which we have paid $87,750, and we are either contesting or negotiating the unpaid balance of $268,500, based on the date of violation. The financial statements at June 30, 2009 include an accrued liability of $75,000 related to the unpaid balance.

Full-scale Operations

Full capacity at the Woodbridge facility would provide processing capacity of approximately 250 tons per day. As discussed above, we have completed the necessary upgrades to the Woodbridge facility, which are expected to allow us to increase capacity at the facility to approximately 70% of full capacity. We have two revenue streams: (1) tip fees that in our potential markets range from $40 to $80 per ton, and (2) product sales. Tip fees are paid to us to receive the food waste stream from waste haulers; the hauler pays us, instead of a landfill, to take the waste. If the haulers source, separate and pay in advance, they are charged tip fees that are up to 20% below market.

Operations at the Gonzales facility began in February 2008 with the production of approximately 25 tons per day of liquid fertilizer. This output is presently being sold into the California agricultural market. We have completed certain upgrades to the plant that allow us to accept solid food waste for processing. We have not completed the upgrades that would allow us to produce a solid fertilizer product, as we have delayed those enhancements due to cash flow restrictions.

Critical Accounting Policies and Estimates

Our plan of operation is based in part upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the periods covered. A summary of accounting policies that have been applied to the historical financial statements can be found in the notes to the consolidated financial statements.

We evaluate our estimates on an on-going basis. The most significant estimates relate to intangible assets, deferred financing and issuance costs, and the fair value of financial instruments. We base our estimates on our historical and industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

The following is a brief discussion of our critical accounting policies and methods, and the judgments and estimates used by us in their application:

Revenue Recognition

Revenue is recognized when each of the following criteria is met:

•	persuasive evidence of a sales arrangement exists;

•	delivery of the product has occurred;

•	the sales price is fixed or determinable; and

•	collectability is reasonably assured.

In those cases where all four criteria are not met, we defer recognition of revenue until the period where these criteria are satisfied. Revenue is generally recognized upon shipment.

Share-Based Compensation

Share-based compensation issued to employees is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the grant). Share-based compensation issued to non-employees is measured at grant date, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more readily measurable, and is recognized as an expense over the requisite service period. Stock options granted in 2008 were calculated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 3.52%; no dividend yield; expected volatility factor of 52.3%; and an expected term of five years. The fair value for the 10,000 immediately vesting stock options granted in 2007 was estimated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.9%; no dividend yield; expected volatility factor of 16.9%; and an expected term of five years. Estimates and judgments used in the preparation of our financial statements are, by their nature, uncertain and unpredictable, and depend upon, among other things, many factors outside of our control, such as the results of our operations and other economic conditions. Accordingly, our estimates and judgments may prove to be incorrect and actual results may differ, perhaps significantly, from these estimates under different estimates, assumptions or conditions.

Other Long-Lived Assets

Long-lived assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, such as technological changes or significantly increased competition. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is to be recognized based on the fair value of the assets, calculated using a discounted cash flow model. There is inherent subjectivity and judgment involved in cash flow analyses such as estimating revenue and cost growth rates, residual or terminal values and discount rates, which can have a significant impact on the amount of any impairment.

Other long-lived assets, such as identifiable intangible assets, are amortized over their estimated useful lives. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggests that the carrying amount of the assets may not be recoverable, with impairment being based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the assets’ carrying cost over its fair value. As described above, there is inherent subjectivity involved in estimating future cash flows, which can have a significant impact on the amount of any impairment. Also, if market conditions become less favorable, future cash flows (the key variable in assessing the impairment of these assets) may decrease and as a result we may be required to recognize impairment charges in the future. Estimates and judgments used in the preparation of our financial statements are, by their nature, uncertain and unpredictable, and depend upon, among other things, many factors outside of our control, such as the results of our operations and other economic conditions. Accordingly, our estimates and judgments may prove to be incorrect and actual results may differ, perhaps significantly, from these estimates under different estimates, assumptions or conditions.

Capitalization of Interest Costs

We have capitalized interest costs, net of certain interest income, related to our New Jersey Economic Development Authority bonds in the amount of $1,077,689 and $403,573 as of December 31, 2008 and December 31, 2007, respectively. Capitalized interest costs during the construction phase of the Woodbridge facility are included in construction-in-progress on the consolidated balance sheets.

Construction-in-Progress

Construction-in-progress includes amounts incurred for construction costs, equipment purchases and capitalized interest costs for items still under construction related to the construction of the Woodbridge facility.

Restricted Cash

As of December 31, 2008, we had remaining approximately $2,608,000 of restricted cash as required by our bond agreement. This cash was raised by us in our initial public offering and bond financing, both of which closed on February 16, 2007, and is set aside in three separate accounts consisting of $34,000 for the construction of the Woodbridge facility, $8,000 for the working capital requirements of the Woodbridge subsidiary while the facility is under construction, and $2,028,000 in reserve for bond principal and interest payments along with a reserve for lease payments. In March 2009, the bondholder released $2,000,000 of these restricted funds for us to use and therefore we have classified cash as a current asset on our balance sheet as of December 31, 2008. We have classified this restricted cash as non-current to the extent that such funds are to be used to acquire non-current assets or are to be used to service non-current liabilities. Third-party trustee approval is required for disbursement of all restricted funds.

Consolidation

Our consolidated financial statements include the transactions and balances of Converted Organics Inc. and its subsidiaries, Converted Organics of California, LLC, Converted Organics of Woodbridge, LLC and Converted Organics of Rhode Island, LLC. The transactions and balances of Valley Land Holdings, LLC, a variable interest entity of Converted Organics of California, LLC, were also consolidated therein until April 1, 2009. All intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements included Valley Land Holdings, LLC, or VLH, as VLH had been deemed to be our variable interest entity as it was the primary beneficiary of that variable interest entity following the acquisition of the net assets of United Organic Products, LLC. VLH’s assets and liabilities consist primarily of cash, land and a mortgage note payable on the land on which the California facility is located. Its operations consist of rental income on the land from us and related operating expenses. In 2009, the sole member of VLH contributed cash and property to VLH in a recapitalization. VLH has henceforth been sufficiently capitalized and is no longer considered to be a variable interest entity of us. We have deconsolidated VLH as a variable interest entity as of April 1, 2009 in our financial statements.

Fair Value Measurements

We have partially implemented SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) for assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value. This standard only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. The standard is effective for fiscal years beginning after November 15, 2008. The major categories of assets and liabilities that have not been measured and disclosed using SFAS No. 157 fair value guidance are property and equipment and goodwill.

Earnings (Loss) Per Share

Basic earnings (loss) per share, or EPS, is computed by dividing the net income (loss) attributable to the common stockholders (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted income (loss) per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock, such as stock options and warrants (using the “treasury stock” method), and convertible preferred stock and debt (using the “if-converted” method), unless their effect on net income (loss) per share is antidilutive. Under the “if-converted” method, convertible instruments are assumed to have been converted as of the beginning of the period or when issued, if later. The effect of computing the diluted income (loss) per share is antidilutive and, as such, basic and diluted earnings (loss) per share are the same for the three and six month periods ended June 30, 2009 and 2008.

Results of Operations for the Six Months Ended June 30, 2009 and 2008

During the six months ended June 30, 2009, we had sales of approximately $1,484,000, compared to $753,000 for the same period in 2008. During 2009, we had cost of goods sold of approximately $3,757,000, leaving a negative gross margin of approximately $2,273,000, compared to $625,000 cost of goods sold and $128,000 gross margin for the same period in 2008. The negative gross margins in 2009 were generated due to high production costs (salaries, rents, depreciation, supplies, etc.) at both our Woodbridge and Gonzales facilities and low sales and production volume. We expect gross margin to improve in the future as we increase production and expand our sales efforts into the more profitable retail and agricultural markets. Of the $2,273,000 negative gross margin in the six months ended June 30, 2009, approximately $77,000 was generated at our Gonzales facility due to sales volumes not yet being high enough to cover all fixed production costs, higher than anticipated production and transportation costs, and approximately $2,215,000 in negative gross margin was generated at our Woodbridge facility due to low sales volume and fixed costs associated with the facility.

During the three months ended June 30, 2009, we had sales of approximately $992,000, compared to $493,000 for the same period in 2008. During 2009, we had cost of goods sold of approximately $2,113,000, leaving a negative gross margin of approximately $1,120,000, compared to $403,000 cost of goods sold and $90,000 gross margin for the same period in 2008. Of the $1,120,000 negative gross margin in the three months ended June 30, 2009, approximately $68,000 positive gross margin was generated at our Gonzales facility, and the Woodbridge facility generated $1,180,000 of negative gross margin.

We incurred general and administrative expenses of approximately $4,175,000 and $5,346,000 for the six-month periods ended June 30, 2009 and 2008, respectively. The principal components of the approximately $1,171,000 decrease in general and administrative expenses is due to allocation of rent, production salaries and utilities to cost of sales in 2009, along with a decrease in compensation expense associated with the issuance of stock options of $2,140,000. This was offset by an increase in professional fees associated with financing activities and general costs of growing the business.

We incurred general and administrative expenses of approximately $2,503,000 and $3,759,000 for the three-month periods ended June 30, 2009 and 2008, respectively. The principal components of the approximately $1,256,000 decrease in general and administrative expenses are similar in nature to the components of the decrease in the six-month activity described above.

We incurred depreciation expense of approximately $626,000 and $7,000 for the six months ended June 30, 2009 and 2008, respectively, and $306,000 and $3,000 for the three months ended June 30, 2009 and 2008, respectively. The increase in depreciation expense is due to assets placed in service and depreciated, particularly at the Woodbridge facility.

We recognized derivative accounting gains of $3,565,000 and $0 in the six-month periods ended June 30, 2009 and 2008, respectively, and derivative gains of $2,153,000 and $0 in the three months ended June 30, 2009 and 2008, respectively. These gains are non-cash in nature.

Interest expense for the six months ended June 30, 2009 and 2008 was $3,110,000 and $3,127,000, respectively. The components of interest expense for the period ended June 30, 2009 are: (i) recognition of $562,000 of interest expense associated with the extension of the convertible debentures issued in January 2008, which became due in January 2009 and which were extended until July 2009 (200,000 shares of common stock were issued in connection with such extension), (ii) recognition of approximately $660,000 of interest expense associated with the issuance of warrants in connection with the March 6, 2009 financing arrangement with the holders of our bonds, and approximately $920,000 of interest expense associated with the issuances of warrants related to short-term non-convertible notes issued in the quarter, and (iii) recognition of $700,000 in interest expense on our New Jersey Economic Development Authority bonds, and approximately $268,000 on our other various borrowings during the six months ending June 30, 2009.

Interest expense for the six months ended June 30, 2008 was comprised of (i) $176,000 of interest expense on various short-term notes; (ii) recognition of approximately $2,093,000 in connection with borrowing transactions, primarily non-cash items; (iii) $700,000 on our NJ EDA bonds; and (iv) approximately $158,000 in penalties associated with convertible debt.

As a result of the variances described above, for the six months ended June 30, 2009, net loss was $6.9 million, compared to $8.5 million for the same period in 2008. For the three months ended June 30, 2009, the net loss was $3.0 million versus $6.1 million for the same period in 2008.

As of June 30, 2009, we had current assets of approximately $3.5 million, compared to $7.2 million as of December 31, 2008. Our total assets were approximately $30.9 million as of June 30, 2009, compared to approximately $32.6 million as of December 31, 2008. The majority of the decrease in current assets from December 31, 2008 to June 30, 2009 is due to the use of cash for working capital requirements.

As of June 30, 2009, we had current liabilities of approximately $7.3 million, compared to $9.5 million at December 31, 2008. This decrease is due largely to the conversion of debt into shares of our common stock, and the negotiation of term notes with our construction vendors, which moved some of that liability from current to non-current. In addition, we had long-term liabilities of approximately $18.8 million as of June 30, 2009 as compared to $18.1 million at December 31, 2008. The increase is due to the reclassification of amounts owed to construction vendors to long-term liabilities.

For the six months ended June 30, 2009, we had negative cash flow from operating activity of approximately $4.1 million, comprised primarily of loss from operations offset by certain non-cash items such as depreciation, non-cash interest expense associated with the issuance of warrants, amortization of deferred financing fees and amortization of discounts on private financing, and an increase in accounts payable and accrued expenses. We also had negative cash flow from investing activities of $985,000, primarily related to construction at the Woodbridge facility, offset by the release of restricted cash set aside for that purpose. The negative cash flow from both operating and investing activities was offset by approximately $3.6 million in positive cash flow from financing activities, comprised of proceeds from our various equity transactions.

Results of Operations for the Years Ended December 31, 2008 and 2007

For the period from inception (May 3, 2003) until December 31, 2007, we were a development stage company with no revenues. We began to earn revenues from our Gonzales and Woodbridge facilities during 2008, and therefore we are no longer reporting as a development stage company.

During the year ended December 2008, we had sales of approximately $1.5 million, compared to $0 for the same period in 2007. During 2008, we had cost of goods sold of approximately $2.0 million, leaving a negative gross margin of approximately $433,000, compared to $0 cost of goods sold and $0 gross margin for the same period in 2007. The sales and negative gross margins were derived primarily from both our Gonzales and Woodbridge facilities. The negative gross margin was generated in the third and fourth quarters and is further explained below. Of the $433,000 negative gross margin in the year ended December 31, 2008, approximately $275,000 was generated at our Gonzales facility due to lower than expected sales volume and higher than anticipated production and transportation costs, and approximately $158,000 in negative gross margin was generated at our Woodbridge facility due to low sales volume and the start up nature of the facility.

We incurred operating expenses of approximately $10.3 million and $3.7 million for the years ended December 31, 2008 and 2007, respectively. The principal components of the $6.6 million increase in operating expenses is an increase in general and administrative expenses of $6.3 million (due mainly to an increase in general and administrative expenses of $1.4 million for additional personnel and other costs associated with the start up of the Woodbridge facility, $829,000 in additional expenses associated with the Gonzales facility, $500,000 in additional personnel at the corporate offices, $290,000 in expense related to the issuance of stock for remuneration for services rendered, $200,000 in professional fees relating to private placement financing, $160,000 relating to recognition of liquidated damages associated with the private placement financing, an additional $200,000 in amortization of intangible assets acquired from UOP and WRI, and $2.3 million recognized as compensation expense upon the issuance of employee stock options as calculated using the Black-Scholes pricing model), offset by a $350,000 reduction in research and development costs.

Interest expense for the years ended December 31, 2008 and 2007 was $5.8 million and $1.2 million, respectively. The increase is due to the interest payments on the convertible debentures issued in the 2008 Financing described above; amortization of the original issue discount on the convertible debentures issued in the 2008 Financing; and amortization of the discount related to the beneficial conversion feature of the convertible debentures issued in the 2008 Financing and other convertible debt. Interest income was $290,000 in the year ended December 31, 2008 and $824,000 for the same period in 2007. The decrease is due to our declining balances in restricted cash.

Amortization of other intangible assets expense was $399,000 for the year ended December 31, 2008 and $62,000 during the same period in 2007. The increase is due to amortization of costs associated with the convertible debentures issued in the 2008 Financing, which are being amortized over the life of the loan.

For the year ended December 31, 2008, net loss was $16.2 million, compared to $4.1 million for the same period in 2007. The increase in net loss primarily represents the effects of the increase in our operating costs and interest expense, as discussed above.

As of December 31, 2008, we had current assets of approximately $7.2 million, compared to $3.2 million as of December 31, 2007. Our total assets were approximately $32.6 million as of December 31, 2008 compared to approximately $22.2 million as of December 31, 2007. The majority of the increase in both current and total assets from December 31, 2007 to December 31, 2008 is due to receipt of approximately $11.3 million in cash from the voluntary exercise of our Class A warrants and $3.0 million in net assets acquired with our acquisitions of UOP and WRI.

As of December 31, 2008, we had current liabilities of approximately $9.5 million, compared to $2.5 million at December 31, 2007. This significant increase is due largely to the convertible debentures issued in the 2008 Financing, net of discounts of $230,000 and debt matured in association with our acquisitions of UOP and WRI, and an increase in accounts payable to construction-related vendors. In addition, we had long-term liabilities of approximately $18.1 million as of December 31, 2008, as compared to $17.6 million at December 31, 2007. This increase is primarily due to the issuance of long-term notes payable in association with our acquisition of UOP and WRI.

For the twelve months ended December 31, 2008, we had negative cash flow from operating activity of approximately $7.3 million, comprised primarily of loss from operations offset by certain non-cash items such as depreciation, amortization of deferred financing fees and amortization of discounts on private financing, $2.3 million in expense associated with the grant of stock options and an increase in accounts payable and accrued expenses. We also had negative cash flow from investing activities of $4.7 million, primarily related to the purchase of UOP assets and construction at the Woodbridge facility, offset by the release of restricted cash set aside for that purpose. The negative cash flow from both operating and investing activities was offset by approximately $15.0 million in positive cash flow from financing activities, comprised of approximately $11.3 million from the exercise of warrants, and $3.7 million from the proceeds of the January 24, 2008 private financing.

Liquidity and Capital Resources

At June 30, 2009, we had total current assets of approximately $3.5 million consisting primarily of cash, accounts receivable, inventories and prepaid assets, and had current liabilities of approximately $7.3 million, consisting primarily of accounts payable, accrued expenses and notes payable, leaving us with negative working capital of approximately $3.8 million. Non-current assets totaled $27.4 million and consisted primarily of property and equipment, intangible assets and construction in process. Non-current liabilities of $18.7 million consist primarily of bonds payable of $17.5 million and the long-term portion of our term notes payable of $1.2 million at June 30, 2009. We have an accumulated deficit at June 30, 2009 of approximately $35.7 million. Owners’ equity at June 30, 2009 was approximately $5.0 million. For the first half of 2009, we generated revenues from operations of approximately $1,484,000.

At June 30, 2009, our current liabilities are greater than our current assets by approximately $3.8 million. We have trade accounts payable of approximately $4.3 million, of which approximately $2.4 million relates to construction at the Woodbridge facility. We have come to agreement with three of our four construction vendors for extended payment terms with interest. Those vendors have agreed to release their liens upon receipt of final payment. We continue to negotiate with the fourth vendor, who has filed a lien against our assets and has commenced a lawsuit for breach of contract. The funds from the debt and equity offerings we recently completed have not been used towards payment of the construction vendor amounts and we are currently negotiating with the vendor to issue a note for the outstanding amounts owed.

Our independent registered public accountants have issued a going-concern opinion on our financial statements as of December 31, 2008. We had incurred a net loss of approximately $16.2 million during the year ended December 31, 2008, had a working capital deficiency as of December 31, 2008, and an accumulated deficit of approximately $26.6 million. As of June 30, 2009, we continued to have a working capital deficiency, and for the six months ended June 30, 2009, we had a net loss of $6.9 million and an accumulated deficit of approximately $35.7 million.

Our plan to become cash flow positive and to work through our current working capital deficit is as follows:

We currently have manufacturing capabilities in our Woodbridge and Gonzales facilities as a means to generate revenues and cash. Our cash requirements on a monthly basis are approximately $275,000 at the corporate level, $500,000 for Woodbridge and $200,000 for Gonzales. Currently, only the Gonzales facility is generating enough cash flow to cover its cash requirements, leaving us with a cash shortfall of approximately $775,000 per month. We estimate that at the current production capacity we could provide enough product to achieve additional revenues of $1,000,000 to $1,500,000 per month, which at those levels would provide sufficient cash flow to cover our cash requirements, including additional variable costs associated with increased production. Until such sales levels are achieved and we are cash flow positive, we will have to seek additional means of financing in order to cover the shortfall. During the first half of 2009, we reduced the entire $4.5 million convertible debenture balance from our January 24, 2008 financing by converting the balance into shares of our common stock. In addition, during the first quarter of 2009, the holders of the New Jersey Economic Development Authority bonds released $2.0 million of escrowed funds for us to use and we obtained $1.3 million of secured debt financing. We raised another $4.2 million in capital through the issuance of common stock and the exercise of warrants. In September 2009, we raised $1.4 million by the issuance of a convertible note in principal amount of $1.54 million, which included an original issue discount of 10%, and the issuance of warrants to purchase 2,500,000 shares of common stock at an exercise price of $1.25 per share. In addition, we have a shelf registration statement which would allow us to sell shares into the market to raise additional financing of up to $2.0 million, provided that pursuant to SEC rules we may not access the $2.0 million available under the shelf registration statement until our stock price is at or above $1.86. We are using the proceeds from the debt and equity offerings we completed during the year to fund working capital requirements and to add additional sales and marketing personnel in order to achieve increased sales levels during the remainder of 2009. Specifically, we are seeking sales personnel to assist with sales of liquid product into the agricultural market. Also, we continue to expand our sales efforts into the retail market by increasing the number of sales presentations to the retail channel for orders to be placed for early 2010 delivery.

We need additional capital to execute our business strategy, and if we are unsuccessful in either raising additional capital through this offering or otherwise, we will be unable to fully execute our business strategy on a timely basis, if at all. If we complete this offering, we expect the funds received will be sufficient to operate our current business until we are cash flow positive, which we expect to occur by the end of the third quarter of 2010, assuming our sales levels do not decrease and assuming we do not encounter any unforeseen costs or expenses. If our sales levels decrease or if we encounter unforeseen costs or expenses, we will require additional financing prior to such date for which we have no commitments. The proceeds from this offering are intended to fund our current business operations, and will not permit us to finance additional facilities. If are unable to complete this offering, we will need additional financing in the short-term for which we have no commitments. We do not know whether any financing, if obtained, will be adequate to meet our capital needs and to support our growth. If adequate capital cannot be obtained on satisfactory terms, we may curtail or delay the implementation of updates to our facilities or delay the expansion of our sales and marketing capabilities, any of which could cause our business to fail.

During this period of limited cash availability, we have lowered costs in the administrative areas of the company and concentrated on production in both Woodbridge and Gonzales. In addition, we have and will continue to be required to curtail certain production and sales costs until sales orders begin to increase to the desired levels, and most notably we will have to limit the production of product to two variations of liquid and dry product and the desired sales level will have to be derived from those products.

We do not have any commitments for additional equity or debt funding, and there is no assurance that capital in any form would be available to us, and if available, on terms and conditions that are acceptable. Moreover, we are not permitted to borrow any future funds unless we obtain the consent of the holders of the New Jersey Economic Development Authority bonds. We have obtained such consent for prior financing, but there is no guarantee that we can obtain such consent in the future.

Off-Balance Sheet Transactions

We do not engage in material off-balance sheet transactions.

BUSINESS

Overview

During 2008, we transitioned from a development stage company (our first reported revenues were in February 2008) to a fully operational company that operates processing facilities that use food waste as raw material to manufacture all-natural soil amendment and fertilizer products combining nutritional and disease suppression characteristics. In addition to our sales in the agribusiness market, we sell and distribute our products in the turf management and retail markets. We currently operate two facilities:

•	Woodbridge facility. A facility in Woodbridge, New Jersey that we have equipped as our first internally-constructed food waste conversion facility, referred to herein as the Woodbridge facility. Operations at the Woodbridge facility began in late June of 2008, and include processing solid waste and producing both liquid and dry fertilizer and soil enhancement products.

•	Gonzales facility. A facility in Gonzales, California, referred to herein as the Gonzales facility, that we acquired in January 2008. The Gonzales facility is operational and began to generate revenue for us in February 2008.

We were incorporated under the laws of the state of Delaware in January 2006. In February 2006, we merged with our predecessor organizations, Mining Organics Management, LLC, or MOM, and Mining Organics Harlem River Rail Yard, LLC, or HRRY, in transactions accounted for as a recapitalization. These predecessor organizations provided initial technical and organizational research that led to the foundation of the current business plan.

On February 16, 2007, we successfully completed an initial public offering of stock and successfully completed a bond offering with the New Jersey Economic Development Authority. The net proceeds of the stock offering of $8.9 million, together with the net proceeds of the bond offering of $16.5 million, were used to develop and construct the Woodbridge facility, fund our marketing and administrative expenses during the construction period and fund specific principal and interest reserves as specified in the bond offering. Of the total net proceeds of the stock and bond offerings of $25.4 million, $14.6 million was used towards the construction of the Woodbridge facility and the remaining $10.8 million was used for items detailed above.

On January 24, 2008, we acquired the assets, including the intellectual property, of Waste Recovery Industries, LLC, or WRI. This acquisition makes us the exclusive owner of the proprietary technology and process known as the High Temperature Liquid Composting, or HTLC, system, which processes various biodegradable waste products into liquid and solid organic-based fertilizer and feed products.

Also on January 24, 2008, we acquired the net assets of United Organic Products, LLC, or UOP, which was under common ownership with WRI. With this acquisition, we acquired a leading liquid fertilizer product line, as well as the Gonzales facility, which is a production facility that services a West Coast agribusiness customer base through established distribution channels.

Our Revenue Sources

Our revenue comes from two sources: “tip” fees and product sales. Waste haulers pay tip fees to us for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Revenue also comes from the customers who purchase our products. Our products possess a combination of nutritional, disease suppression and soil amendment characteristics. The products are sold in both dry and liquid form and are stable with an extended shelf life compared to other organic fertilizers. Among other uses, the liquid product is expected to be used to mitigate powdery mildew, a leaf fungus that restricts the flow of water and nutrients to plants. Our products can be used either on a stand-alone basis or in combination with more traditional petrochemical-based fertilizers and crop protection products. Based on growth trials we have conducted with local farmers, company-sponsored research, increased environmental awareness and trends in consumer food preferences, we believe our products will have demand in the agribusiness, turf management and retail markets. We also expect to benefit from increased regulatory focus on food waste processing and on environmentally friendly growing practices.

Our Woodbridge Facility

We obtained a long-term lease expiring June 2026 for a site in a portion of an industrial building in Woodbridge, New Jersey that the landlord has modified and that we have equipped as our first internally-constructed food waste conversion facility. We are currently producing both liquid and dry product at that facility. In the first half of 2009, we began to record tip fee and product sales revenue; nevertheless, we are currently operating at less than full capacity at that facility, or 250 tons per day. As we have transitioned to an operating company, we have experienced operating inefficiencies. We have also experienced odor-related issues that have caused interruptions in our production. At full capacity, the Woodbridge facility is expected to process approximately 78,000 tons of food waste and produce approximately 9,900 tons of dry product and approximately 10,000 tons of liquid product annually. We have substantially completed upgrades to the Woodbridge facility, and we are presently bringing equipment on-line to fulfill our commitment to overcome operational difficulties that hampered the efficiency of the plant at opening. We believe these upgrades will allow us to achieve capacity at the facility of approximately 70% of full capacity. During the first half of 2009, we generated revenue from this facility in the form of tip fees of approximately $75,000 and product sales of approximately $277,000. In order for this facility to be cash flow positive, we estimate that total revenues from the facility would need to be in a range of $450,000 to $550,000 per month. We estimate that our products, both liquid and dry, can be sold for a price in the range of $400 to $700 per ton based on the market to which it is sold. Therefore, the potential monthly sales from this facility at 70% capacity ranges from approximately $700,000 to $1,100,000. Based on the above, we would have to produce and sell approximately 45-55% of the capacity of the Woodbridge facility to be cash flow positive at that facility, and, until our sales and production volume reach that level, we will not be cash flow positive and may therefore require additional funding to subsidize operations at that facility. Cash flow generated by exceeding that sales/production number would be used to fund operations at the corporate level and to pay down approximately $2.4 million of the payables related to construction activity at this facility.

As of June 30, 2009, we have outstanding amounts due to our New Jersey construction vendors of approximately $4.2 million. With the exception of one contractor, we have negotiated with our remaining contractors to issue notes or otherwise repay approximately $1.8 million of the outstanding amounts owed. We have not been able to negotiate payment terms with one contractor owed approximately $2.4 million who has placed a lien on the Woodbridge facility and has commenced a lawsuit in the matter.

We have agreements with 11 waste-hauling companies to provide food waste to the Woodbridge facility. Based on our current processing capacity, we are primarily utilizing three haulers that provide almost all of the food waste we need for our facility. We believe that we have an adequate supply of raw material to operate the plant at full processing capacity.

Our Woodbridge facility receives raw material from the New York-Northern New Jersey metropolitan area. It is located near the confluence of two major highways in northern New Jersey, providing efficient access for the delivery of feedstock from throughout this geographic area.

Our conversion process has been approved for inclusion in the Middlesex County and New Jersey State Solid Waste Management Plan. We have been granted our Class C recycling permit, which is the primary environmental permit for this project. The remaining required permits are primarily those associated with the construction and operation of any manufacturing business, which we have also obtained.

Our Gonzales Facility

On January 24, 2008, we acquired the net assets of UOP, which was under common ownership with WRI. With this transaction, we acquired a leading liquid fertilizer product line, and ownership of the Gonzales facility, a state-of-the-art production facility located in Gonzales, California that services a strong West Coast agribusiness customer base through established distribution channels. This facility is operational and began to generate revenues for us in February 2008. The purchase price of $2,500,000 was paid in cash of $1,500,000 and a note payable of $1,000,000. The note matures on January 1, 2011, has an interest rate of 7% per annum, is payable monthly in arrears, and is convertible into our common stock at the option of the holder for a price equal to the average closing price of the stock on the NASDAQ Capital Market for the five days preceding conversion. As of October 1, 2009, the note payable had a remaining principal balance of approximately $373,000.

The Gonzales facility generated revenue during the first half of 2009 of approximately $1,079,000, with a negative operating margin of approximately $77,000 (based on no allocation of corporate overhead). In the three months ended June 30, 2009, the facility generated approximately $809,000 in sales, with a positive operating margin of approximately $68,000. We plan to continue to improve this operating margin by channeling sales into the turf and retail markets, which we believe to be more profitable, by generating tip fees from receiving additional quantities of food waste and by reducing the amount of raw material and freight costs currently associated with the production process. In addition, we have plans to triple the actual production capacity of our Gonzales facility, and to make the facility capable of producing both liquid and dry products. We have completed certain aspects of the planned upgrades that allow us to receive solid food waste for processing but have delayed the upgrades that would allow us to produce dry product. The remaining upgrades have been delayed due to cash flow constraints. We intend to use the proceeds from this offering to complete the upgrades.

In order for the Gonzales facility to begin to generate positive cash flow from operations, we estimate it would need to generate sales levels of approximately $200,000 per month for 2009. We estimate that in its current configuration the plant has the capacity, based on current market prices, to generate monthly sales in the range of $350,000 to $400,000. If sales increase above the $200,000 per month level, we expect the additional cash flow from the Gonzales facility will be used to offset operating expenses at the corporate level. Based on sales in the latter months of the second quarter of 2009, we believe we have achieved facility breakeven sales levels at the Gonzales facility.

On January 24, 2008, we entered into a 10-year lease for land in Gonzales, California, where our Gonzales facility is located. The land is leased from Valley Land Holdings, LLC, or VLH, a California limited liability company whose sole member is a former officer and director of ours. The lease provided for a monthly rent of $9,000 for 2008, after which the lease payments were to increase 3% per year during the term of the lease. The lease is also renewable for three five-year terms after the expiration of the initial 10-year term. In addition, we own the Gonzales facility and the operating equipment used in the facility.

Future Expansion of Business

In addition to our Gonzales and Woodbridge facilities, our strategic plan calls for the development and construction of facilities in Rhode Island and Massachusetts. We currently are planning to operate these new facilities using the technology that we acquired in our acquisition of WRI. We anticipate that we will be able to use much of the engineering and design work used in our Gonzales facility. Any plans to further expand our Gonzales facility, or to construct any future facilities, is dependent on our ability to raise additional financing in addition to the funds from the offering contemplated by this prospectus.

In each of our contemplated locations, we have:

•	Engaged a local businessperson well-acquainted with the community to assist us in the permitting process and development of support from community groups;

•	Participated in numerous meetings with state, county and local regulatory bodies as well as environmental and economic development authorities; and

•	Identified potential facility sites.

If we are able to build new facilities, we anticipate we will achieve economies of scale in marketing and selling our fertilizer products as the cost of these activities is spread over a larger volume of product. If our overall volume of production increases, we also believe we may be able to more effectively approach larger agribusiness customers who may require larger quantities of fertilizer to efficiently utilize their distribution systems.

To date, we have undertaken the following activities in the following markets to prepare to develop additional facilities:

•	The Rhode Island Industrial Facilities Corporation gave initial approval to our Revenue Bond Financing Application for up to $15.0 million for the construction of our proposed Rhode Island facility. In addition, the Rhode Island Resource Recovery Corporation gave us final approval to lease nine acres of land in the newly created Lakeside Commerce Industrial Park in Johnston, Rhode Island. We previously filed an application with the Rhode Island Department of Environmental Management for the operation of a Putrescible Waste Recycling Center at that site. As part of our efforts to establish a Rhode Island facility, we have established Converted Organics of Rhode Island, LLC, of which we are 92.5% owners. The minority share is owned by a local businessman who has assisted us with the process of developing a Rhode Island facility.

•	In Massachusetts, we have performed initial development work in connection with construction of three manufacturing facilities to serve the eastern Massachusetts market. Our proposals to develop these facilities are currently under review by the property owners. The Massachusetts Strategic Envirotechnology Partnership Program has completed a review of our technology.

•	We are actively pursuing the development of a licensing program and the production of a smaller capacity operating unit to be used by us or sold to third parties. We have begun the development of smaller capacity operating units, namely the Scalable Modular AeRobic Technology (SMART) units that are suitable for processing 5 to 50 tons of waste per day, depending on owner/user preference. The semi-portable units will be capable of operating indoors or outdoors, depending on certain criteria, and may be as sophisticated or as basic in design and function as the owner/user requires. The SMART system will be delivered to each jobsite in a number of pre-assembled, pre-tested components, and will include a license to use the HTLC technology. Our target market is users who seek to address waste problems on a smaller scale than would be addressed by a large processing facility. Our plan contemplates that purchasers of the SMART units would receive tip fees for accepting waste and would sell fertilizer and soil amendment products in the markets where their units operate. We plan to market and sell the SMART units in both the United States and abroad.

Conversion Process

We use two processes in our Woodbridge facility to convert food waste into our solid and liquid fertilizer products. The first is based on technology called Enhanced Autothermal Thermophilic Aerobic Digestion, or EATAD. The EATAD process was developed by International Bio-Recovery Corporation, or IBRC, a British Columbia company that possesses technology in the form of know-how integral to the process and that has licensed to us their technology for food waste conversion in the metropolitan New York and Northern New Jersey areas. In addition, we use our own HTLC technology. We acquired the proprietary rights to the HTLC technology when we purchased UOP in 2008 and began to incorporate it into the operations at our Woodbridge facility. In simplified terms, both technologies work in a similar fashion in that once the prepared foodstock is heated to a certain temperature, it self-generates additional heat (autothermal), rising to very high, pathogen-destroying temperature levels (thermophilic). Bacteria added to the feedstock use vast amounts of oxygen (aerobic) to convert the food waste (digestion) to a rich blend of nutrients and single cell proteins. Foodstock preparation, digestion temperature, rate of oxygen addition, acidity and inoculation of the microbial regime are carefully controlled to produce products that are highly consistent from batch to batch.

We use only the HTLC process at our Gonzales facility.

The products we manufacture are as follows:

•	A solid base product with plant nutrition, disease suppression and soil enhancement (amendment) benefits. The solid base product can then be used by us to produce a variety of products with various nitrogen (N), phosphorous (P), and potassium (K) compositions. In describing the composition of fertilizer, the nitrogen (N), phosphorus (P), and potassium (K) composition is identified. Presently, we produce both an 8-1-4 and a 4-1-8 solid granular product. These figures refer to the ratio of nitrogen (N), phosphorus (P), and potassium (K), respectively, in the products.

•	A liquid base product with plant nutrition, disease suppression and soil enhancement (amendment) benefits. The liquid base product can then be used to produce a variety of products with various nitrogen, phosphorous and potassium compositions (NPK). Presently, we produce both a 1-1-1 and 6-0-0 liquid product.

•	We produce a variety of liquid products including: Converted Organics 521, Converted Organics GP, Converted Organics XP, Converted Organics XK, Converted Organics LC, Converted Organics NC, SoilStart 7-1-1, and Aqueous Potash 0-0-10.

The efficacy of our products has been demonstrated both in university laboratories and multi-year growth trials funded by us and by IBRC. These field trials have been conducted on more than a dozen crops including potatoes, tomatoes, squash, blueberries, grapes, cotton and turf grass. While these studies have not been published, peer-reviewed or otherwise subject to third-party scrutiny, we believe the trials and other data show our solid and liquid products produced using the EATAD process have several valuable attributes:

Plant nutrition.  Historically, growers have focused on the nitrogen (N), phosphorous (P) and potassium (K) content of fertilizers. As agronomists have gained a better understanding of the importance of soil culture, they have turned their attention to humic and fulvic acids, phytohormones and other micronutrients and growth regulators not present in petrochemical-based fertilizers.

Disease suppression.  Based on field trials using product produced by the licensed technology, we believe our products combine nutrition with disease suppression characteristics to eliminate or significantly reduce the need for fungicides and other crop protection products. The products’ disease suppression properties have been observed under controlled laboratory conditions and in documented field trials. We also have other field reports that have shown the liquid concentrate to be effective in reducing the severity of powdery mildew on grapes, reducing verticillium pressure on tomatoes and reducing scab in potatoes.

Soil amendment.  As a result of its slow-release nature, our dry fertilizer product increases the organic content of soil, improving granularity and water retention and thus reducing NPK leaching and run-off.

Pathogen-free.  Due to high processing temperatures, our products are virtually pathogen-free and have extended shelf life.

We plan to apply to the U.S. Department of Agriculture, or the USDA, and various state agencies to have our products produced by the EATAD process labeled as an organic fertilizer or separately as an organic fungicide. We expect organic labeling, if obtained, to have a significant positive impact on pricing. We believe our products are positioned for the commercial market as a fertilizer supplement or as a material to be blended into traditional nutrition and disease suppression applications.

We use the HTLC system at our Gonzales facility to process food waste into liquid organic-based fertilizer and feed products. The HTLC technology used in our Gonzales facility can be used in all of our future operating plants. We have adopted the HTLC technology for certain aspects at the Woodbridge facility even though that facility and any future facility in the New York City metropolitan area is licensed to use the EATAD technology, and accordingly, we will be required to pay royalties on sales from those facilities to the owners of the EATAD technology. As exclusive owner of the HTLC technology, we expect to achieve the same or better operating results as we would with the licensed EATAD technology at a lower operating cost. Pursuant to the terms of the acquisition of the assets of WRI, we pay a fee for each ton of additional capacity added to our current or planned expansion. We anticipate that over time this fee will be less than the royalty expense paid for use of the licensed EATAD technology. In addition, we believe the product produced by the HTLC technology will be equal to or better in terms of quality than products made through the use of the EATAD technology.

IBRC License

Pursuant to a know-how license agreement dated July 15, 2003, as amended, IBRC granted us an exclusive license for a term of 40 years to use its proprietary EATAD technology for the design, construction and operation of facilities within a 31.25 mile radius from City Hall in New York City for the conversion of food waste into solid and liquid organic material. The license permits us to use the technology at our Woodbridge facility site; restricts the ability of IBRC and an affiliated company, Shearator Corporation, to grant another know-how or patent license related to the EATAD technology within the exclusive area; and restricts our ability to advertise or contract for a supply of food waste originating outside the same exclusive area. The licensed know-how relates to machinery and apparatus used in the EATAD process.

We are obligated to pay IBRC an aggregate royalty equal to 9% of the gross revenues from the sale of product produced by the Woodbridge facility using EATAD technology. We began paying royalties in the first half of 2009, as product shipments from Woodbridge commenced at that time. We are also obligated to purchase IBRC’s patented macerators and shearators, as specified by or supplied by IBRC or Shearator Corporation for use at the Woodbridge facility.

In addition, we paid a non-refundable deposit of $139,978 to IBRC in 2007 on a second plant licensing agreement. To date, we have not used the second licensing agreement to develop a new facility. We have also paid IBRC for market research, growth trails and other services.

Also, pursuant to the license agreement, we have granted a proposed cooperative called Genica, which has yet to be formed and of which IBRC will be a member, a right of first refusal to market all of our products in accordance with the terms and upon payment to us of the price listed on our then current price list. If we propose to sell end products to a third party for a price lower or otherwise on terms more favorable than such published price and terms, Genica also has a right of first refusal to market such products on the terms and upon payment to us of the price proposed to the third party. The license agreement does not specify the duration of such rights.

Marketing and Sales

Target Markets

According to the U.S. Fertilizer Institute, as of June 2007, U.S. fertilizer demand equaled approximately 58 million tons per year, with agribusiness consuming the majority of product and the professional turf and retail segments consuming the remainder. The concern of farmers, gardeners and landscapers about nutrient runoffs, soil health and other long-term effects of conventional chemical fertilizers has increased demand for organic fertilizer. We have identified three target markets for our products:

•	Agribusiness: conventional farms, organic farms, horticulture, hydroponics and aquaculture;

•	Turf management: professional lawn care and landscaping, golf courses, sod farms, commercial, government and institutional facilities; and

•	Retail sales: home improvement outlets, garden supply stores, nurseries, Internet sales and shopping networks.

Agribusiness:  We believe there are two primary business drivers influencing commercial agriculture. First, commercial farmers are focused on improving the economic yield of their land: maximizing the value derived from crop output (quantity and quality). Second, commercial farmers are focused on reducing the use of chemical products, while also meeting the demand for cost-effective, environmentally responsible alternatives. We believe this change in focus is the result of:

•	Consumer demand for safer, higher quality food;

•	The restriction on use of registered chemical products. Several U.S. government authorities, including the Environmental Protection Agency, the Food and Drug Administration, and the USDA regulate the use of fertilizers;

•	Environmental concerns and the demand for sustainable technologies;

•	Demand for more food for the growing world population; and

•	The cost effectiveness and efficacy of non-chemical based products to growers.

Consumer demand for organic food products increased throughout the 1990s to date at approximately 20% or more per annum. In the wake of USDA’s implementation of national organic standards in October 2002, the organic food industry has continued to grow. According to the Organic Trade Association, United States’ sales of organic food and beverages have grown from $1 billion in 1990 to approximately $20 billion in 2007 and are expected to grow at an average of 18% per year through 2010. Furthermore, the Organic Trade Association reports that organic foods represented approximately 2.8% of total food and beverage sales in 2006, growing 20.9% in 2006, one of the fastest growing categories. According to the Nutrition Business Journal, consumer demand is driving organic sector expansion, particularly for fruit, vegetables and dairy products. This demand, in turn, is driving commercial farmers to shift more of their acreage from conventional practices, which predominantly use synthetic fertilizers, to organic practices, which require the use of certified organic fertilizers or other natural organic materials to facilitate crop growth. The USDA’s Economic Research Service reports that the number of certified organic farm acres has grown from 0.9 million in 1992 to 4.1 million in 2005, a compound annual growth rate of 12% per year.

We believe farmers are facing pressures to change from conventional production practices to more environmentally friendly practices. U.S. agricultural producers are turning to certified organic farming methods as a potential way to lower production costs, decrease reliance on nonrenewable resources such as chemical fertilizers, increase market share with an “organically grown” label and capture premium prices, thereby boosting farm income.

Turf management:  We believe that the more than 16,000 golf courses in the U.S. will continue to reduce their use of chemicals and chemical-based fertilizers to limit potentially harmful effects, such as chemical fertilizer runoff. The United States Golf Association, or USGA, provides guidelines for effective environmental course management. These guidelines include using nutrient products and practices that reduce the potential for contamination of ground and surface water. Strategies include using slow-release fertilizers and selected organic products and the application of nutrients through irrigation systems. Further, the USGA advises that the selection of chemical control strategies should be utilized only when other strategies are inadequate. We believe that our all-natural, slow-release fertilizer products will be well received in this market.

Retail sales:  The Freedonia Group’s report on Lawn & Garden Consumables indicates that the U.S. market for packaged lawn and garden consumables is $7.5 billion and is expected to grow 4.5% per year to $9.3 billion in 2012. Fertilizers are the largest product category, generating $2.85 billion, or 38%, of total lawn and garden consumables sales. Fertilizers, mulch and growing media will lead gains, especially rubber mulch, colored mulch and premium soils. Organic formulations are expected to experience more favorable growth than conventional formulations across all product segments, due to increased consumer concern with regard to how synthetic chemical fertilizers and pesticides on lawns and gardens may affect human/pet health and the environment. Further, in 2009, The National Gardening Association reported that 40% of the nation’s 100 million households with a yard say they are likely to use all-natural methods in the future due largely to environmental and health concerns.

Product Sales and Distribution

Our license with IBRC restricts the sale of products from our Woodbridge facility to the Eastern Seaboard states, including Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, District of Columbia, North Carolina, South Carolina, Georgia and Florida. Our Gonzales facility and future plants will not be subject to these territory restraints as they will operate using the HTLC technology that we acquired from WRI.

We sell and distribute our products through our sales organization, comprised of six employees and three to four independent contractors, which targets large purchasers of fertilizer products for distribution in our target geographic and product markets. Key activities of the sales organization include introduction of our products and the development of relationships with targeted clients and us. In addition, we have signed distribution agreements with six distributors to sell our products to numerous outlets in all of our target markets. Due to our small size, we believe the most efficient method for distribution of our products is through regional distributors. This method of distribution currently accounts for the majority of our sales. To the extent we make sales directly to customers, we generally require our customers to handle delivery of the product. We have also had preliminary discussions with manufacturer’s representatives to explore sales of our products in appropriate retail outlets. In order to develop a consistent sales and distribution strategy, we have hired a seasoned professional to serve as Vice President of Marketing and have hired five in-house salespeople to assist with product pull-through into all of our targeted markets. In addition, with our acquisition of UOP, we have retained the services of former UOP employees who are currently selling product into the agribusiness market.

Environmental Impact of Our Business Model

Food waste, the raw material of our manufacturing process, comes from a variety of sources. Prior to preparation, food must be grown or raised, harvested, packaged, shipped, unpacked, sorted, selected and repackaged before it finds its way into markets, restaurants or home kitchens. Currently, this process creates a large amount of food waste, particularly in densely populated metropolitan areas such as New York City, Northern New Jersey, and Eastern Massachusetts. Traditionally, the majority of food waste is disposed of in either landfills or incinerators that do not produce a product from this recyclable resource. We use a demonstrated technology that is environmentally benign to convert waste into valuable all-natural soil amendment and fertilizer products.

According to the Environmental Protection Agency Food waste comprises 18% of the nation’s waste stream. Disposing of or recycling food waste should be simple, since organic materials grow and decompose readily in nature. However, the large volumes of food wastes generated in urban areas combined with a lack of available land for traditional recycling methods, such as composting, make disposal of food wastes increasingly expensive and difficult. Landfill capacity is a significant concern, particularly in densely populated areas. In addition, landfills may create negative environmental effects including liquid wastes migrating into groundwater, landfill gas, consumption of open space, and air pollution associated with trucking waste to more remote sites. The alternative of incineration may produce toxic air pollutants and climate-changing gases, as well as ash containing heavy metals. Incineration also fails to recover the useful materials from organic wastes that can be recycled. Traditional composting is a slow process that uses large tracts of land, may generate offensive odors, and may attract vermin. In addition, composting usually creates an inconsistent product with lower economic value than the fertilizer products we will produce.

Our process occurs in enclosed “digesters” housed within a building that uses effective emissions control equipment, which results in minimal amounts of dust and noise. By turning food waste into a fertilizer product using an environmentally benign process, we are able to reduce the total amount of solid waste that goes to landfills and incinerators, which in turn reduces the release of greenhouse gases such as methane and carbon dioxide.

During the start-up phase at our Woodbridge facility, we experienced odor-related issues. As a result of these issues, we have been assessed fines from the Health Department of Middlesex County, New Jersey, and have been named a party in a lawsuit by a neighboring business. Based on a change in operational procedures and working with two outside odor-control consultants, we believe we have significantly reduced the odor issues. However, if we are unsuccessful in controlling odor-related issues, we may be subject to further fines or litigation, and our operations may be interrupted or terminated.

The following table summarizes some of the advantages of our process compared with currently available methods employed to dispose of food waste:

Comparison of Methods for Managing Food Waste

Environmental
Method	Impacts	Products

Landfilling	Loss of land Groundwater threat Methane gas Air pollution from trucks Useful materials not recycled Undesirable land use	Landfill gas (minimal energy generation at some landfills)

Incineration	Air pollution Toxic emissions Useful materials not recycled Disposal of ash still required	Electricity (only at some facilities)

Composting	Groundwater threat Odor Vermin Substantial land required	Low value compost

Converted Organics	No solid waste Odor No harmful by-products Removal of waste from waste stream Consumption of electricity and natural gas Discharge of treated wastewater into sewage system	Natural fertilizer

Environmental regulators and other governmental authorities in our target markets have also focused more recently on the potential benefits of recycling increased amounts of food waste. For example, the New Jersey Department of Environmental Protection, or the NJDEP, estimates nearly 1.5 million tons, or approximately 7.4% of the state’s total waste stream, is food waste, but in 2003, only 221,000 tons were recycled, which represented just over 15% of the recycled waste. The 2006 NJDEP Statewide Solid Waste Management Plan focused particularly on the “food waste” recycling stream as one of the most effective ways to create significant increases in recycling tonnages and rates. In New York, state and local environmental agencies are taking measures to encourage the diversion of organic materials from landfills and are actively seeking processes consistent with health and safety codes. The goal is to further reduce the amount of waste going to landfills and other traditional disposal facilities, particularly waste that is hauled great distances, especially in densely populated areas in the Northeast. In 2005, the Rhode Island Resource Recovery Corporation, or the RIRRC, began an examination of the bulk food waste processing technology of our technology licensor to determine whether using our licensed technology would be economically feasible, cost-effective, practicable, and an appropriate application in Rhode Island. The RIRRC completed its review and included the technology in its 2006 Solid Waster Master Plan. In Massachusetts, the 2006 State Solid Waste Master Plan has also identified a need for increased organics-processing capacity within the state and has called for a streamlined regulatory approval path.

Competition

We operate in a very competitive environment in our business’s three dimensions — organic waste stream feedstock, technology and end products — each of which is quickly evolving. We believe we will be able to compete effectively because of the abundance of the supply of food waste in our geographic markets, the pricing of our tip fees and the quality of our products and technology.

Organic Waste Stream Feedstock.  Competition for the organic waste stream feedstock includes landfills, incinerators, animal feed, land application and traditional composting operations. Organic waste streams are generally categorized as pre- and post-consumer food waste, lawn and garden waste (sometimes called green waste), and bio-solids, including sewage sludge or the by-product of wastewater treatment. Some states, including New Jersey, have begun to regulate the manner in which food waste may be composted. New Jersey has created specific requirements for treatment in tanks or in-vessel, and we believe our Woodbridge facility is the first approved in-vessel processing facility in the state. In Massachusetts, state regulators are considering a ban on the disposal of organic materials at landfills and incinerators once sufficient organic processing capacity exists within the state, which, if adopted, would provide a competitive advantage for organic processes such as our process.

Technology.  There are a variety of technologies used to treat organic wastes including composting, digestion, hydrolysis and thermal processing. Companies using these technologies may compete with us for organic material.

Composting is a natural process of decomposition that can be enhanced by mounding the waste into windrows to retain heat, thereby accelerating decomposition. Large-scale compost facilities require significant amounts of land for operations that may not be readily available or that may be only available at significant cost in major metropolitan areas. Given the difficulties in controlling the process or the consistent ability to achieve germ-killing temperatures, the resulting compost is often inconsistent and generally would command a lower market price than our product.

Digestion may be either aerobic, like the HTLC or EATAD process, or anaerobic. Anaerobic digestion is, in simple terms, mechanized in-vessel composting. In addition to compost, most anaerobic digestion systems are designed to capture the methane generated. While methane has value as a source of energy, it is generally limited to on-site use, as it is not readily transported.

Hydrolysis is an energy-intensive chemical process that produces a by-product, most commonly ethanol. Thermal technologies extract the British thermal unit, or BTU, content of the waste to generate electricity. Food waste, which is typically 75%-90% water, is generally not a preferred feedstock. Absent technological breakthroughs, neither hydrolysis nor thermal technologies are expected to be accepted for food waste processing on a large-scale in the near term.

End Products.  The organic fertilizer business is relatively new, highly fragmented, under-capitalized and growing rapidly. We are not aware of any dominant producers or products currently in the market. There are a number of single input, protein-based products, such as fish, bone and cottonseed meal, that can be used alone or mixed with chemical additives to create highly formulated fertilizer blends that target specific soil and crop needs. In this sense they are similar to our products, and provide additional competition in the organic fertilizer market. In the future, large producers of non-organic fertilizer may also increase their presence in the organic fertilizer market. These companies are generally better capitalized than us and have greater financial and marketing resources than us.

Most of the 58 million tons of fertilizer consumed annually in North America is mined or derived from natural gas or petroleum. These petroleum-based products generally have higher nutrient content (NPK) and cost less than organic fertilizers. Traditional petrochemical fertilizers are highly soluble and readily leach from the soil. Slow release products that are coated or specially processed command a premium. However, the economic value offered by petrochemicals, especially for field crops including corn, wheat, hay and soybeans, will not be supplanted in the foreseeable future. We compete with large producers of non-organics fertilizers, many of which are significantly larger and better capitalized than us. In addition, we compete with numerous smaller producers of fertilizer.

Despite a large number of new products in the end market, we believe that our products have a unique set of characteristics. We believe positioning and branding the combination of nutrition and disease suppression characteristics will differentiate our products from other organic fertilizer products to develop market demand, while maintaining or increasing pricing. In view of the barriers to entry created by the supply of food waste, regulatory controls and the cost of constructing facilities, we do not foresee a dominant manufacturer or product emerging in the near-term.

Major Customers

Our Gonzales and Woodbridge facilities rely on a few major customers for a majority of their revenues. From January 1, 2009 until August 31, 2009, approximately 71% of the revenues generated by the Gonzales facility were from three customers. From January 1, 2009 until August 31, 2009, approximately 48% of the revenues generated by the Woodbridge facility, excluding tip fees, were from two customers. We do not have any long-term agreements with any of our customers. The loss of any of our major customers could adversely effect our results of operations.

Government Regulation

Certain of our fertilizer end products are regulated or controlled by state, county and local governments as well as various agencies of the federal government, including the Food and Drug Administration and the USDA.

In addition to the regulations governing the sale of our end products, our facilities are subject to extensive regulation. We need certain permits to operate solid waste or recycling facilities as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, and township and state agencies having control over the specific properties. We have obtained the permits and approvals required to operate our Woodbridge facility and Gonzales facility.

Environmental regulations also govern the operation of our facilities. Our future facilities will most likely be located in urban industrial areas where contamination may be present. Regulatory agencies may require us to remediate environmental conditions at our locations.

We have contracted with a company to explore our ability to create carbon credits as a result of our manufacturing process and our diverting food waste from landfills. We have not determined the value, if any, of the potential carbon credits associated with our business.

Legal Proceedings

On December 11, 2008, we received notice that a complaint had been filed in a putative class action lawsuit on behalf of 59 persons or entities that purchased units pursuant to a financing terms agreement, or FTA, dated April 11, 2006, captioned Gerald S. Leeseberg, et al. v. Converted Organics, Inc., filed in the U.S. District Court for the District of Delaware. The lawsuit alleges breach of contract, conversion, unjust enrichment, and breach of the implied covenant of good faith in connection with the alleged failure to register certain securities issued in the FTA, and the redemption of our Class A warrants in November 2008. The lawsuit seeks damages related to the failure to register certain securities, including alleged late fee payments, of approximately $5.25 million, and unspecified damages related to the redemption of the Class A warrants. In February 2009, we filed a Motion for Partial Dismissal of Complaint. It is uncertain when the Court will rule on this motion. We plan to vigorously defend this matter and are unable to estimate any contingent losses that may or may not be incurred as a result of this litigation and its eventual disposition. Accordingly, no contingent loss has been recorded related to this matter.

On May 19, 2009, we received notice that a complaint had been filed in the Middlesex County Superior Court of New Jersey, captioned Lefcourt Associates, Ltd., et al. v. Converted Organics of Woodbridge, et al. The lawsuit alleges private and public nuisances, negligence, continuing trespasses and consumer common-law fraud in connection with the odors emanating from our Woodbridge facility and our alleged, intentional failure to disclose to adjacent property owners the possibility of our facility causing pollution and was later amended to allege adverse possession, acquiescence and easement. The lawsuit seeks enjoinment of any and all operations which in any way cause or contribute to the alleged pollution, compensatory and punitive damages, counsel fees and costs of suit and any and all other relief the Court deems equitable and just. In response to these allegations, we have filed opposition papers with the Court and have complied with the plaintiff’s requests for information. We have also paid to the Middlesex County Health Department penalties in the amount of $86,000 relating to odor emissions. We plan to vigorously defend this matter and are unable to estimate any contingent losses that may or may not be incurred as a result of this litigation and its eventual disposition. Accordingly, no contingent loss has been recorded related to this matter.

On May 28, 2009, we received notice that a Lien Claim Foreclosure Complaint had been filed in the Middlesex County Superior Court of New Jersey, captioned Armistead Mechanical, Inc. v. Converted Organics

Inc., et al. Armistead filed this Lien Claim Foreclosure Complaint in order to perfect its previously filed lien claim. The Complaint also alleges breach of contract, reasonable value, demand for payment, unjust enrichment, and breach of the implied covenant of good faith and fair dealing, and seeks compensatory, consequential and incidental damages, attorneys fees, costs, interest, and other fair and equitable relief. In connection with the Complaint, Armistead also filed a Demand for Arbitration in order to preserve its status quo and right to submit a contract dispute claim to binding arbitration. Armistead has indicated to us that it wishes to continue settlement discussions and has offered to cooperate with our efforts to secure financing for a mutually agreeable settlement. We intend to continue working towards an agreeable settlement with Armistead. On July 10, 2009, we received an Amended Lien Claim Foreclosure Complaint from Armistead Mechanical. The amended complaint did not make any substantial changes to the suit. On August 4, 2009, we filed a response to the complaint whereby we denied certain claims and at this time we are unable to estimate any contingent losses. On August 28, 2009, the court entered an order staying the litigation pending the outcome of arbitration.

The Middlesex County Health Department (MCHD) issued us a number of notices of violation, or NOV, following the commencement of our operations at our Woodbridge facility in February 2009, for alleged violations of New Jersey State Air Pollution Control Act, which prohibits certain off-site odors. The NOV alleged that odors emanating from our Woodbridge facility had impacted surrounding businesses and those odors were of sufficient intensity and duration to constitute air pollution under the act. As of September 3, 2009, the total amount of fines levied by the Middlesex County Health Department equaled $356,250, of which we have paid $87,750 (of which $86,000 were related to odor emissions), and we are either contesting or negotiating the unpaid balance of $268,500, based on the date of violation. We recorded a liability of $75,000 in our financial statements as of June 30, 2009 relating to the unpaid potion of the penalties. In addition, based on a change in operational procedures and working with two outside odor-control consultants, we believe we have significantly rectified the odor issues.

The NJDEP Bureau of Air Compliance and Enforcement issued us an Administrative Order in June 2009 for alleged violations of the air permit issued to us pursuant to the Air Pollution Control Act. The Administrative Order alleged that we were not operating in compliance with our air permit and that we had violated the New Jersey Administrative Code for various pre-constructions without permits. No penalties were assessed in the Administrative Order. However, the Administrative Order remains an open matter because, as the NJDEP stated in the Administrative Order, the provisions of the order remain in effect during pendency of the hearing request. Additionally, while we have taken corrective actions, such actions do not preclude the State from initiating a future enforcement action or seeking penalties with respect the violations listed in the Administrative Order.

The NJDEP Bureau of Solid Waste Compliance and Enforcement issued us a NOV for alleged violations of the New Jersey State Solid Waste Management Act in June 2009. The NOV alleged that our Woodbridge facility was not operating in accordance with the terms of the General Class C Permit Approval. No penalties were assessed by the NOV. However, the NOV constituted notification that the facility is allegedly out of compliance with certain provisions of the General Class C Permit and/or the NJDEP Solid Waste regulations. The NOV remains an open matter because, as NJDEP stated in the NOV, while we have taken corrective actions, such actions do not preclude the State from initiating a future enforcement action with respect the violations listed in the NOV.

Employees

As of September 1, 2009, we had 31 full-time employees, 13 of whom are in sales, management and administration, seven of whom work in our Gonzales facility and 11 of whom work in our Woodbridge facility. Once the Woodbridge facility reaches its initial design capacity of 250 tons per day, we expect to have another seven full-time employees at that location, working in the areas of general plant management, equipment operation, quality control, maintenance, laborers, and administrative support. We are also planning for additional employees in the sales, marketing, finance, technology and administrative areas of the Company.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and members of our board of directors as of October 1, 2009:

Name	Age	Position

Edward J. Gildea	57	President, Chief Executive Officer and Chairman of the Board
David R. Allen	54	Chief Financial Officer and Executive Vice-President of Administration
Robert E. Cell(1)(2)(3)	40	Director
John P. DeVillars(1)(2)(3)	60	Director
Edward A. Stoltenberg(1)(2)(3)	70	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating committee.

The following is a brief description of the principal occupation and recent business experience of each of our directors and executive officers:

Edward J. Gildea has been our Chairman, President and Chief Executive Officer since January 2006. From 2001 to 2005, he held several executive positions including Chief Operating Officer, Executive Vice President, Strategy and Business Development, and General Counsel of QualityMetric Incorporated, a private health status measurement business. During that period, Mr. Gildea was also engaged in the private practice of law representing business clients and held management positions in our predecessor companies. He holds an A.B. degree from the College of the Holy Cross and a J.D. degree from Suffolk University Law School. Mr. Gildea is the brother of William A. Gildea, a former affiliate of the company.

David R. Allen has been our Chief Financial Officer since March 2007. He was previously a director from June 2006 to March 2007. Until 2004, he was the Chief Executive Officer and the Chief Financial Officer of Millbrook Press Inc., a publicly held publisher of children’s books. Millbrook Press Inc. filed for bankruptcy in the District of Connecticut in February 2004 in a liquidation proceeding in which all creditors were paid in full. Since 2004, Mr. Allen has acted as a management consultant and advisor to small public companies. Mr. Allen holds a B.S. degree and an M.S. degree from Bentley College in Waltham, Massachusetts. Mr. Allen is a Certified Public Accountant.

Robert E. Cell has been a director since June 2006. In 2006, he became the President and Chief Executive Officer of MyBuys.com, a preference-based marketing company. From 2004 to 2005, he was the Chief Executive Officer of Cool Sign Media Inc., a provider of digital advertising and signage. From 2000 to 2004, he held several executive positions, including Chief Operating Officer and Chief Financial Officer, at Blue Martini Software, Inc., a publicly held provider of client relationship management software applications. Mr. Cell has acted as a consultant to several public and private companies. Mr. Cell holds a B.S. degree and an M.B.A. from the University of Michigan.

John P. DeVillars has been a director since June 2006. He is a founder and managing partner of BlueWave Strategies LLC, an environmental and renewable energy consulting firm established in 2003, and is a managing partner of its affiliated investment group, BlueWave Capital. He is a director of Clean Harbors Inc., a hazardous waste management company. Until 2003, Mr. DeVillars held the position of Lecturer in Environmental Policy in the Department of Urban Studies and Planning at the Massachusetts Institute of Technology. Mr. DeVillars continues to lecture at MIT, the Harvard Graduate School of Design and the Kennedy School of Government. Mr. DeVillars holds a B.A. degree from the University of Pennsylvania and an M.P.A. from Harvard University.

Edward A. Stoltenberg has been a director since March 2007. He is a Managing Director of Phoenix Financial Services, an investment banking firm which provides financial services to middle market public and private companies. He has been with Phoenix since 1999. Mr. Stoltenberg is a Certified Public Accountant and holds a B.A from Ohio Wesleyan University and an M.B.A from the University of Michigan.

There are no family relationships among our officers and directors.

Board Classifications; Independence

Our Board of Directors is comprised of four members divided into three classes as nearly equal in number as possible. Currently, Messrs. Stoltenberg and Cell serve as Class 1 directors, whose terms expire in 2010, Mr. DeVillars serves as a Class 2 director, whose term expires in 2011, and Mr. Edward Gildea serves as a Class 3 director, whose term expires in 2012.

Our Board of Directors is subject to the independence requirements of the NASDAQ Stock Market. In March 2009, our Board of Directors undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the company and its subsidiaries and affiliates. The purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent. Of the four members of the Board, Messrs. Cell, DeVillars and Stoltenberg were determined to be independent directors as defined by the NASDAQ Stock Market.

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

Audit Committee.  Our Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with independent auditors, and audits of financial statements. Specific responsibilities include the following:

•	appointing, evaluating and terminating our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors;

•	approving the audit and any non-audit services to be performed by the independent auditors;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and

•	preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

Our Audit Committee is comprised of Messrs. Stoltenberg, DeVillars and Cell. Mr. Stoltenberg serves as Chairman of the Audit Committee. The Board has determined that all members of the Audit Committee are independent under the rules of the Securities and Exchange Commission and the NASDAQ Stock Market. The Board has determined that Mr. Stoltenberg qualifies as an “audit committee financial expert,” as defined by the rules of the Securities and Exchange Commission.

Compensation Committee.  Our Compensation Committee assists our Board of Directors in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

•	approving the compensation and benefits of our executive officers;

•	reviewing the performance objectives and actual performance of our officers; and

•	administering our stock option and other equity compensation plans.

Our Compensation Committee is comprised of Messrs. Cell, DeVillars and Stoltenberg. Mr. Cell serves as Chairman of the Compensation Committee. The Board has determined that all members of the Compensation Committee are independent under the rules of the NASDAQ Stock Market.

Nominating and Governance Committee.  Our Nominating and Governance Committee assists the Board by identifying and recommending individuals qualified to become members of our Board of Directors, reviewing correspondence from our stockholders, and establishing, evaluating and overseeing our corporate governance guidelines. Specific responsibilities include the following:

•	evaluating the composition, size and governance of our Board of Directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	determining procedures for selection of the CEO and other senior management; and

•	evaluating and recommending candidates for election to our Board of Directors.

Our Nominating and Governance Committee is comprised of Messrs. DeVillars, Cell and Stoltenberg. Mr. DeVillars serves as Chairman of our Nominating and Governance Committee. The Board has determined that all members of the Nominating and Governance Committee are independent under the rules of the NASDAQ Stock Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is an officer or employee of ours. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Director Compensation

In 2008, our independent directors received options to purchase an aggregate of 44,000 shares and an aggregate of $69,000 in fees for their service on the Board of Directors, which included meeting fees of $1,000 per meeting per director. Directors who are also our employees do not receive compensation for their services as directors.

	Fees Earned or	Option
Name	Paid in Cash	Awards(1)	Total

Edward A. Stoltenberg(1)	$25,000	$139,040	$164,040
Robert Cell	$20,000	$139,040	$159,040
John DeVillars	$24,000	$139,040	$163,040

(1)	Represents the compensation expense incurred by us in the respective fiscal year in connection with grants of stock options. The fair value for the stock options was estimated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 3.52%; no dividend yield; volatility factor of 52.3%; and an expiration period of five years. The price resulting from the valuation was $3.16 per share.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information concerning total compensation received by our Chief Executive Officer and Chief Financial Officer (“named executive officers”) during 2008 and 2007 for services rendered to us in all capacities for the last two fiscal years.

Summary Compensation Table

				Option
		Salary		Awards	Total
Name and Principal Position	Year	($)		($)	($)

Edward J. Gildea,	2008	215,260	(1)	395,000	610,260
President and Chief Executive Officer	2007	208,923	(2)	—	208,923
David Allen,	2008	139,523	(3)	224,976	364,499
Chief Financial Officer and Executive Vice-President of Administration	2007	72,930	(4)	—	72,930

(1)	Includes $22,000 of unpaid salary from 2007 that was paid in 2008.

(2)	Includes paid salary of $186,923 and unpaid salary of $22,000. The unpaid salary was paid in January and February 2008.

(3)	Includes $8,580 of unpaid salary from 2007 that was paid in 2008.

(4)	Includes paid salary of $64,350 and unpaid salary of $8,580. The unpaid salary was paid in January 2008 and February 2008.

Outstanding Equity Awards at Fiscal Year End

	Number of Securities
	Underlying Unexercised
	Options		Option Exercise	Option
Name	Exercisable	Unexercisable	Price ($ per share)	Expiration Date

Edward J. Gildea	100,000	0	$3.75	June 15, 2011
	125,000	0	$5.02	June 27, 2018
David R. Allen	10,000	0	$3.75	June 15, 2011
	71,195	0	$5.02	June 27, 2018

2006 Stock Option Plan

In June 2006, our Board of Directors and stockholders approved the 2006 Stock Option Plan, or Option Plan. The Option Plan authorizes the grant and issuance of options and other equity compensation to employees, officers and consultants. A total of 1,666,667 shares of common stock are reserved for issuance under the Option Plan.

The Option Plan is administered by our Compensation Committee. Subject to the provisions of the Option Plan, the Compensation Committee determines who will receive the options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the Option Plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under the Option Plan must be equal to or greater than the fair market value of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under the Option Plan must be equal to or greater than 85% of the fair market value of our stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted. Stock options issued under the option plan vest immediately upon date of grant.

At a Special Meeting of Shareholders on April 3, 2008, our shareholders approved an amendment to the Option Plan to include an “evergreen” provision pursuant to which on January 1st of each year, commencing in 2009, the number of shares authorized for issuance under the Option Plan shall automatically be increased to an amount equal to 20% of our outstanding shares of common stock on the last day of the prior fiscal year.

Employment Agreements

Effective as of February 16, 2007, we entered into an employment agreement with Mr. Gildea to ensure the continuity of executive leadership, to clarify his roles and responsibilities, and to make explicit the terms and conditions of executive employment. Provisions concerning a change of control, and terms of compensation in that event, are included in the employment agreement consistent with what our Compensation Committee believes to be best industry practices. The change of control provisions in the employment agreement are designed to ensure that Mr. Gildea devotes his full energy and attention to the best long-term interests of the shareholders in the event that business conditions or external factors make consideration of a change of control appropriate. “Change of Control” is defined in the employment agreement to include: (i) the acquisition of any person or “group” (as defined by the Securities Exchange Act of 1934, as amended) of beneficial ownership of 20% of the total shares or more than 35% of the then-outstanding shares of common stock, except for acquisitions of stock from us, by us or by employee benefit plans maintained by us or any of our affiliates; (ii) individuals who constitute our Board of Directors cease for any reason to constitute at least a majority of the Board unless the new members of the Board were nominated by the existing Board members for other than an election contest; (iii) consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of our assets, unless the transaction merger, consolidation or sale was initiated or approved by the Board of Directors; or (iv) approval by our stockholders of a complete liquidation or dissolution.

The employment agreement with Mr. Gildea for his service as President and Chief Executive Officer provides for a base salary of $220,000, which may be increased at the discretion of the Board. The employment agreement also provides for participation in the various benefit programs provided by us, including group life insurance, sick leave and disability, retirement plans and medical and dental insurance programs to the extent they are offered by us and to the extent that Mr. Gildea is eligible to participate in such plans under the terms of such plans.

In the event that Mr. Gildea’s employment is terminated or in the event that Mr. Gildea resigns for “good reason” following a Change of Control, Mr. Gildea is entitled to a lump sum of three years base salary plus three times his incentive compensation paid in the preceding 12 months or the incentive compensation plan’s target, if any, whichever is greater, plus continued participation in the insurance benefits for a three-year period. All stock options granted to Mr. Gildea would immediately vest and remain exercisable for three months following the date of termination.

Resignation for “good reason” under the employment agreement, means, among other things, the resignation of Mr. Gildea as a result of (i) without the express written consent of Mr. Gildea, our materially breach of the employment agreement which breach is not cured within 30 days following written notice by Mr. Gildea; (ii) the Board of Directors, without cause, substantially changing Mr. Gildea’s core duties or removing his responsibility for those core duties, so as to effectively cause him to no longer be performing the duties of President and CEO; (iii) the Board of Directors, without cause, placing another executive above Mr. Gildea or one of the named officers in the company or requiring Mr. Gildea to be based in an office that is more than 100 miles from Mr. Gildea’s principal place of employment; or (iv) a Change of Control. The estimated expense to us of Mr. Gildea’s termination in the event of a Change of Control as of December 31, 2008 was $660,000. The estimated expense to us of Mr. Gildea’s resignation for good reason or termination without cause in the absence of a change in control as of December 31, 2008 was $220,000.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding common stock as of October 1, 2009, and as adjusted to reflect the sale of the shares of common stock offered by us in this offering (assuming no exercise of the warrants included in the units), for:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 1, 2009 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. The percentage of ownership is based on 20,494,532 shares of common stock outstanding as of October 1, 2009.

Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them, subject to applicable community property laws. Unless otherwise indicated, the address of each stockholder is c/o Converted Organics Inc., 7A Commercial Wharf West, Boston, Massachusetts 02110.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to this Offering			After this Offering
Name of Beneficial Owner	Number		Percent	Number		Percent

Edward J. Gildea	324,911	(1)	1.6%	324,911	(1)	*
David R. Allen	85,141	(2)	*	85,141	(2)	*
Robert E. Cell	54,000	(3)	*	54,000	(3)	*
John P. DeVillars	54,000	(3)	*	54,000	(3)	*
Edward A. Stoltenberg	63,269	(4)	*	63,269	(4)	*
All directors and officers as a group (five persons)	581,321		2.8%	581,321		1.7%
5% Stockholders
Oppenheimer Funds, Inc.(5)	2,284,409		10.0%	2,284,409		6.5%
Oppenheimer Rochester National Municipals(5)	1,631,721		7.4%	1,631,721		4.7%

*	Less than 1%.

(1)	Includes 1,400 Class B Warrants and options to purchase 225,000 shares.

(2)	Includes options to purchase 81,195 shares.

(3)	Consists of options to purchase shares of our common stock.

(4)	Includes options to purchase 44,000 shares. Includes 2,966 shares beneficially owned and held in trust.

(5)	The following information is based on the Schedule 13G/A filed May 4, 2009. Oppenheimer Funds, Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Oppenheimer Rochester National Municipals is an investment company registered under section 8 of the Investment Company Act of 1940. All beneficial ownership is disclaimed pursuant to Rule 13d-4 of the Exchange Act). All positions reported reflect the exercise of warrants for shares of common stock. The principal address of Oppenheimer Funds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10289. The principal address of Oppenheimer Rochester National Municipals is 6803 S. Tucson Way, Centennial, CO 80112. Oppenheimer Funds, Inc.’s amount of beneficial ownership includes the ownership reported Oppenheimer Rochester National Municipals.

RELATED PARTY TRANSACTIONS

As payment for compensation accrued and not paid since April 1, 2006 and expenses incurred but not reimbursed since April 1, 2006, we intend to pay in the future, out of available cash, a total of $250,000 to the following current and former executive officers, directors and consultants, each of whom will receive $50,000: Edward J. Gildea, Thomas R. Buchanan, John A. Walsdorf, William A. Gildea and John E. Tucker.

We paid Mr. William A. Gildea, who was a 5% stockholder during 2007 and 2008 and is the brother of our President and CEO, for his services in connection with development efforts in New Jersey, New York and Rhode Island as well as his services in connection with the sale of our common stock. Mr. Gildea was paid $155,000 in 2007 and $180,000 in 2008.

We paid Mr. John E. Tucker, who was a 5% stockholder during 2007 and 2008, and his company, BioVentures LLC, for its services in connection with the design and development work for our manufacturing facility in Woodbridge, New Jersey. BioVentures LLC was paid $76,669 in 2007 and $60,000 in 2008.

We have a term note payable to our CEO, Mr. Edward J. Gildea. The unsecured term note for $89,170 is dated April 30, 2007 with an original maturity of April 30, 2009, and accrues interest at 12% per annum. The note has been extended for one year until April 30, 2010. We paid accrued interest of $21,400 upon extension of the note’s due date. This note is subordinate to the New Jersey Economic Development Authority Bonds.

We believe the transactions described above were made on terms at least as favorable as those generally available from unaffiliated third parties. The transactions have been ratified by a majority of the members of our Board of Directors who are independent directors. Future transactions with our officers, directors or greater than five percent stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties, and all such transactions will be reviewed and subject to approval by our Audit Committee, which will have access, at our expense, to our or independent legal counsel.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the units being offered. Subject to certain conditions, each underwriter is severally committed to purchase all of the units offered hereby in the respective amounts indicated in the following table, other than those units covered by the over-allotment option described below. Chardan Capital Markets, LLC is the representative of the underwriters.

Number of
Underwriters	Units

Chardan Capital Markets, LLC

Units sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any units sold by the underwriters to securities dealers may be sold at a discount of up to $      per unit from the public offering price. If all the units are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

We have granted to the underwriters an over-allotment option to purchase up to 1,875,000 additional units from us at the same price to the public, less underwriting discounts. The underwriters may exercise this option any time during the 45-day period after the date of this prospectus, but only to cover over-allotments, if any.

We have agreed to sell to the representative of the underwriters, for $100, an option to purchase up to a total of           units (4% of the units sold). The units issuable upon exercise of this option are identical to those offered by this prospectus. This option is exercisable at $      per share (     % of the price of the shares sold in the offering), commencing on a date which is one year from the effective date of the registration statement and expiring five years from the effective date of the registration statement. The option may not be transferred for one year from the effective date of the registration statement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $     . The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise

Per share paid by us
Total

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors, executive officers and beneficial holders of greater than 5% of our common stock have agreed to certain restrictions on the ability to sell additional shares of our common stock for a period ending 180 days after the date of this prospectus, subject to extension as described below. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Chardan Capital Markets, LLC on behalf of the underwriters, subject to certain exceptions.

The lock-up period described in the preceding paragraph will be extended if (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-

allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

As placement agent for our May 7, 2009 issuance and sale of notes in the aggregate principal amount of $1,330,313 and an aggregate of 1,100,000 warrants to certain investors, the representative of the underwriters received an aggregate of $100,950 in cash and warrants to purchase 135,000 shares of our common stock, exercisable at $1.00 per share, and warrants to purchase 65,000 shares of our common stock, initially exercisable at $1.50 per share and currently exercisable at $1.02 per share. Such underwriters warrants could not be exercised for 180 days from issuance. As placement agent for our May 19, 2009 issuance and sale of an aggregate of 1,500,000 shares of common stock and an aggregate of 1,500,000 warrants to certain investors, the representative of the underwriters received an aggregate of $147,000 in cash. As financial advisor for our May 26, 2009 issuance and sale of an aggregate of 585,000 warrants to certain investors, the representative of the underwriters received an aggregate of $110,000 in cash. As placement agent for our July 16, 2009 issuance and sale of 1,961,000 shares of common stock and an aggregate of 1,500,000 warrants to certain investors, the representative of the underwriters received an aggregate of $121,948.50 in cash. As placement agent for our September 14, 2009 issuance and sale of notes in the aggregate principal amount of $1,540,000 and an aggregate of 2,500,000 warrants to certain investors, the representative of the underwriters received an aggregate of $98,000 in cash.

From time to time in the ordinary course of their respective business, certain of the underwriters and their affiliates may also in the future engage in commercial banking or investment banking transactions with us and our affiliates.

DESCRIPTION OF CAPITAL STOCK

The following information describes our capital stock as well as certain provisions of our certificate of incorporation and bylaws. This description is only a summary. You should also refer to our certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 75,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of October 1, 2009, we had 20,494,532 shares of common stock and no shares of preferred stock outstanding.

Common Stock

Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holders of 50% or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock.

Dividend Policy

We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends on common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operation, capital requirements and other factors our board of directors may deem relevant. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefor. It is our present intention to retain earnings, if any, for use in our business. The payment of cash dividends on the common stock included in the units is unlikely in the foreseeable future.

Class H Warrants

Each Class H warrant entitles the holder to purchase one share of our common stock at a price of $      per share, subject to adjustment as discussed below, at any time commencing 60 days after issuance. The Class H warrants will expire on December 31, 2014 at 5:00 p.m., New York City time. The Class H warrants are not redeemable.

The Class H warrants will be issued in registered form under a warrant agreement between Computershare Trust Company, N.A., as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Class H warrants.

The exercise price and number of shares of common stock issuable on exercise of the Class H warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the Class H warrants will not be adjusted for issuances of common stock, preferred stock or other securities at a price below their respective exercise prices.

The Class H warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of Class H warrants being exercised. The Class H warrantholders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Class H warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Class H warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No Class H warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the Class H warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Class H warrants. We will use our reasonable efforts to maintain a current prospectus relating to common stock issuable upon exercise of the Class H warrants until the expiration of the Class H warrants. However, we cannot assure you that we will be able to do so. The Class H warrants may be deprived of any value and the market for the Class H warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the Class H warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Class H warrants reside.

No fractional shares will be issued upon exercise of the Class H warrants. However, we will pay to the Class H warrantholder, in lieu of the issuance of any fractional share that is otherwise issuable to the Class H warrantholder, an amount in cash based on the market value of the common stock on the last trading day prior to the exercise date.

Purchase Option

We have agreed to sell to the representative of the underwriters an option to purchase up to a total of           units at a per-unit price of $     . For a more complete description of the purchase option, including the terms of the units underlying the option, see the section of this prospectus entitled “Underwriting.”

Other Warrants

Class B Warrants

General.  We have 4,932,438 Class B warrants outstanding. The Class B warrants may be exercised until the expiration date, which is February 13, 2012. Each Class B warrant entitles the holder to purchase one share of common stock at an exercise price of $11.00 per share. Accordingly, holders of the Class B warrants may currently purchase 1.276 shares of common stock for each warrant exercised, except for approximately 2.2 million Class B warrants that are owned by our bond holders, who may purchase one share of common stock for each warrant exercised. Accordingly, in the aggregate, holders of the Class B warrants may currently purchase a total of 6,177,012 shares of our common stock. The warrant exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised. If at their expiration date the Class B warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of Class B warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the-money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash.

No Redemption.  The Class B warrants are non-redeemable.

Exercise.  The holders of the Class B warrants may exercise them only if an appropriate registration statement is then in effect. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.

Class C Warrants and Class D Warrants

General:  In connection with our financing completed in May 2009, we issued Class C warrants to purchase an aggregate of 885,000 shares of common stock and Class D warrants to purchase an aggregate of 415,000 shares of common stock. The Class C warrants and Class D warrants both expire in May 2014. The initial exercise prices of the Class C warrants and Class D warrants were $1.00 per share and $1.50 per share, respectively. The warrants are subject to anti-dilution rights, which provide that the exercise price of the warrants shall be reduced if we make new issuances of our securities, with certain exceptions, below the warrants exercise prices to the price of such lower priced issuances. Pursuant to such provision, the exercise price of the Class D warrants has been reduced to and is currently at $1.02 per share. The Class C warrants and Class D warrants are non-redeemable. The warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the resale of the shares of common stock underlying the warrants. This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be issued would be determined by a formula based on the total number of shares with respect to which the warrant is being exercised, the volume weighted average price per share of our common stock on the trading date immediately prior to the date of exercise and the applicable exercise price of the warrants.

Fundamental Transactions:  If, at any time while the warrants are outstanding, we (1) effect any merger or consolidation, (2) effect any sale of all or substantially all of our assets, (3) are subject to or complete a tender offer or exchange offer, (4) effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is converted into or exchanged for other securities, cash or property, or (5) engage in one or more transactions with another party that results in that party acquiring more than 50% of our outstanding shares of common stock, each, a “Fundamental Transaction,” then the holder shall have the right thereafter to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction. Any successor to us or surviving entity shall assume the obligations under the warrant.

Class E Warrants and Class F Warrants

General:  In connection with our financings completed in May 2009 and July 2009, we issued Class E warrants to purchase an aggregate of 1,500,000 shares of our common stock and Class F warrants to purchase 585,000 shares of our common stock. The Class E warrants and Class F warrants expire in May 2014 and July 2014, respectively.

The warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the shares of common stock underlying the warrants. This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be issued would be determined by a formula based on the total number of shares with respect to which the warrant is being exercised, the volume weighted average price per share of our common stock on the trading date immediately prior to the date of exercise and the applicable exercise price of the warrants.

Call Provision:  Subject to certain exceptions, if the volume weighted average price per share of our common stock for each of five consecutive trading days exceeds $2.10 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like), then we may, within one trading day of the end of such period, call for cancellation of all or any portion of the unexercised warrants for consideration equal to $.001 per share.

Fundamental Transaction:  If, at any time while the warrants are outstanding, we (1) consolidate or merge with or into another corporation, (2) sell all or substantially all of our assets or (3) are subject to or complete a tender or exchange offer pursuant to which holders of our common stock are permitted to tender or exchange their shares for other securities, cash or property, (4) effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is converted into or exchanged for other securities, cash or property, or (5) engage in one or more transactions with another party that results in that party acquiring more than 50% of our outstanding shares of common stock, each, a “Fundamental Transaction,” then the holder shall have the right thereafter to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction. Any successor to us or surviving entity shall assume the obligations under the warrant.

Class G Warrants

General:  In connection with our financing completed in September 2009, we issued Class G warrants to purchase an aggregate of 2,500,000 shares of common stock. The Class G warrants expire in September 2014. The initial exercise price of the Class G warrants is $1.25 per share. The warrants are subject to anti-dilution rights, which provide that the exercise price of the warrants be reduced if we make new issuances of our securities, with certain exceptions, below the warrant exercise price to the price of the lower priced securities; provided that without stockholder approval, the exercise price may not be reduced below $1.08 per share. Based on the price as of the close of business on October 1, 2009 of $1.15 and assuming such price were the offering price, the price of the Class G warrants would be reset to $1.15 per share. The Class G warrants are non-redeemable. The warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the resale of the shares of common stock underlying the warrants. This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be issued would be determined by a formula based on the total number of shares with respect to which the warrant is being exercised, the volume weighted average price per share of our common stock on the trading date immediately prior to the date of exercise and the applicable exercise price of the warrants.

Fundamental Transactions:  If, at any time while the warrants are outstanding, we (1) effect any merger or consolidation, (2) effect any sale of all or substantially all of our assets, (3) are subject to or complete a tender offer or exchange offer, (4) effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is converted into or exchanged for other securities, cash or property, or (5) engage in one or more transactions with another party that results in that party acquiring more than 50% of our outstanding shares of common stock, each, a “Fundamental Transaction,” then the holder shall have the right thereafter to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction. Any successor to us or surviving entity shall assume the obligations under the warrant.

IPO Underwriter’s Warrants

In connection with our initial public offering, we issued to the underwriter warrants to purchase 131,219 units, consisting of 131,219 shares of our common stock, 131,219 Class A warrants and 131,219 Class B warrants. The underwriter’s warrants are exercisable for units until February 13, 2012. However, neither the underwriter’s warrants nor the underlying securities may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person, except to any member participating in the offering and the officers or partners thereof, and only if all securities so transferred remain subject to the one-year lock-up restriction for the remainder of the lock-up period. We are obligated to cause a registration statement to remain effective until the earlier of February 13, 2012 and the time that all the underwriter’s warrants have been exercised, or will file a new registration statement covering the exercise and resale of these securities. If we cannot honor the exercise of the underwriter’s warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the underwriters’ warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the representative’s warrants by payment of cash, it is possible that the underwriter’s warrants will never be settled in shares or payment of cash. The common stock and public warrants issued to the underwriter upon exercise of these underwriter’s warrants will be freely tradable.

Convertible Notes

On January 24, 2008, in connection with our acquisition of the Gonzales facility, we issued a convertible note with a principal amount of $1,000,000. The note matures on January 1, 2011, has an interest rate of 7%

per annum, is payable monthly in arrears, and is convertible into our common stock at the option of the holder at a price equal to the average closing price of our common stock on the NASDAQ Capital Market for the five days preceding conversion. As of October 1, 2009, the note payable had a remaining principal balance of approximately $373,000.

On September 14, 2009, we entered into a formal agreement with an institutional investor, wherein we agreed to sell to the investor, for the sum of $1,400,000, a six-month convertible original issue discount note with a principal amount of $1,540,000. The agreement provided that if we raised any debt or equity financing while the note was outstanding, the first monies raised must be used to repay the note. The principal amount of the note is convertible into shares of our common stock at $1.54 per share. Additionally, in connection with the note issued, the investor received Class G warrants to purchase 2,500,000 shares of common stock.

Preferred Stock

Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

2006 Stock Option Plan

Our 2006 Stock Option Plan, or the Plan, currently authorizes the grant of up to 1,666,667 shares, and the Plan provides an “evergreen provision” pursuant to which the number of shares issuable under the Plan will be automatically increased on January 1 of each year to an amount equal to 20% of the number of shares of our common stock outstanding on the last day of the prior fiscal year. Under the Plan, we may issue restricted stock awards, incentive stock option grants and non-qualified stock option grants. Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our Plan. As of September 4, 2009, there were outstanding options to purchase 1,248,895 shares under our Plan.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.

Staggered Board.  Staggered terms tend to protect against sudden changes in management and may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders. Our Board of Directors is divided into three classes, with one class of directors elected at each year’s annual stockholder meeting.

Special Meetings.  Our Bylaws provide that special meetings of stockholders can be called by the President, at the request of a majority of the Board of Directors or at the written request of holders of at least 50% of the shares outstanding and entitled to vote.

Undesignated Preferred Stock.  The ability to authorize the issuance of our undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. The ability to issue preferred stock may have the effect of deferring hostile takeovers or delaying changes in our control or management.

Delaware Anti-Takeover Statute.  We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may also discourage attempted acquisitions that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitation of Officer and Director Liability

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of the officers’ and directors’ fiduciary duty of care. Although the law does not change the officers’ and directors’ duty of care, it enables corporations to limit available relief in most cases to equitable remedies such as an injunction. Our certificate of incorporation limits the liability of officers and directors to us or our stockholders to the fullest extent permitted by applicable law. Specifically, our officers and directors will not be personally liable to us or our stockholders for monetary damages for breach of an officer’s or a director’s fiduciary duty as an officer or a director, as applicable, except for liability:

•	for any breach of the officer’s or director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the officer or director derived an improper personal benefit.

Indemnification

To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of directors and permit indemnification of our employees and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been our director, officer, employee or agent. In addition, we must advance or reimburse directors and officers, and may advance or reimburse employees and agents, for expenses incurred by them as a result of indemnifiable claims.

Transfer Agent, Warrant Agent and Registrar

The transfer agent and registrar for our common stock and warrant agent for our public warrants is Computershare Shareholder Services, Inc., and its wholly owned subsidiary, Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

Listing

Our common stock and Class B warrants are listed on the NASDAQ Capital Market under the trading symbols “COIN” and “COINZ,” respectively. We have applied to list our Class H warrants on the NASDAQ Capital Market under the trading symbol “COINW.”

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Cozen O’Connor. Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. is acting as counsel for the underwriters in this offering.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2007 and for each of the two years then ended, included in this prospectus have been audited by CCR LLP, an independent registered public accounting firm, to the extent set forth in their report appearing herein. Such consolidated financial statements have been included in the prospectus and elsewhere in the registration statement in reliance upon the report of CCR LLP given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the units, common stock and Class H warrants we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and accordingly we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, on the Internet at the SEC’s website at www.sec.gov. You can also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

CONVERTED ORGANICS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Converted Organics Inc.

We have audited the accompanying consolidated balance sheets of Converted Organics Inc. (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in owners’ equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Converted Organics Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company has incurred a net loss of approximately $16.2 million during the year ended December 31, 2008, has a working capital deficiency as of December 31, 2008 and an accumulated deficit of approximately $26.6 million. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  CCR LLP
Glastonbury, Connecticut
March 27, 2009

Item 8.	Financial Statements

CONVERTED ORGANICS INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2008	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,357,940	$287,867
Restricted cash	2,547,557	2,590,053
Accounts receivable, net	313,650	—
Inventories	289,730	—
Prepaid rent	389,930	190,600
Other prepaid expenses	73,937	40,282
Deposits	141,423	—
Other receivables	94,250	55,450
Deferred financing and issuance costs, net	22,042	—

Total current assets	7,230,459	3,164,252

Deposits	912,054	554,978
Restricted cash	60,563	12,006,359
Property and equipment, net	19,725,146	—
Construction-in-progress	974,900	4,947,067
Capitalized bond costs, net	862,010	909,679
Intangible assets, net	2,852,876	585,750
Deferred financing and issuance costs, net	—	8,642

Total assets	$32,618,008	$22,176,727

LIABILITIES AND OWNERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Term notes payable — current	$89,170	$375,000
Accounts payable	3,583,030	898,270
Accrued compensation — officers, directors and consultants	430,748	397,781
Accrued legal and other expenses	164,620	199,261
Accrued interest	601,166	630,890
Convertible notes payable, net of unamortized discount	4,602,660	—
Mortgage payable, current	3,006	—

Total current liabilities	9,474,400	2,501,202

Term note payable, net of current portion	—	89,170
Mortgage payable, net of current portion	245,160	—
Convertible note payable, net of current portion	351,516	—
Bonds payable	17,500,000	17,500,000

Total liabilities	27,571,076	20,090,372

COMMITMENTS AND CONTINGENCIES	—
OWNERS’ EQUITY (DEFICIT)
Preferred stock, $.0001 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock, $.0001 par value, authorized 40,000,000 shares; 7,431,436 and 4,229,898 shares issued and outstanding at December 31, 2008 and December 31, 2007	743	423
Additional paid-in capital	31,031,647	12,460,357
Member’s equity	619,657	—
Accumulated deficit	(26,605,115)	(10,374,425)

Total owners’ equity	5,046,932	2,086,355

Total liabilities and owners’ equity	$32,618,008	$22,176,727

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,	December 31,
	2008	2007

Revenues	$1,547,981	$—
Cost of goods sold	1,981,084	—

Gross loss	(433,103)	—
Operating expenses
General and administrative expenses	9,309,976	3,009,678
Research and development	375,267	648,664
Amortization of license and intangible assets	263,387	16,500

Loss from operations	(10,381,733)	(3,674,842)

Other income/(expenses)
Interest income	290,125	824,466
Other income	146,677	—
Amortization of capitalized costs	(399,269)	(62,429)
Interest expense	(5,834,898)	(1,171,207)

	(5,797,365)	(409,170)

Loss before provision for income taxes	(16,179,098)	(4,084,012)
Provision for income taxes	—	—

Net loss	(16,179,098)	(4,084,012)

Net loss per share, basic and diluted	$(2.70)	(0.87)

Weighted average common shares outstanding	5,985,017	4,716,378

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ EQUITY (DEFICIT)
Years Ended December 31, 2008 and 2007

	Common Stock					Total
	Shares Issued		Additional			Owners’
	and		Paid-in	Member’s	Accumulated	Equity
	Outstanding	Amount	Capital	Equity	Deficit	(Deficit)

Balance, December 31, 2006	1,333,333	$133	$4,113,385	$—	$(6,290,413)	$(2,176,895)
Issuance of common stock and warrants in connection with the Company’s initial public offering, net of issuance costs of $1,736,715	1,800,000	180	8,163,105	—	—	8,163,285
Common stock and warrants issued in connection with bridge units	293,629	29	(29)	—	—	—
Common stock issued in connection with extension of bridge financing	55,640	6	178,042	—	—	178,048
Issuance of stock options	—	—	5,929	—	—	5,929
Stock dividends	747,296	75	(75)	—	—	—
Net loss	—	—	—	—	(4,084,012)	(4,084,012)

Balance, December 31, 2007	4,229,898	423	12,460,357	—	(10,374,425)	2,086,355
Consolidation of variable interest entity	—	—	—	23,965	—	23,965
Common stock issued upon exercise of warrants	1,780,506	178	11,435,476	—	—	11,435,654
Common stock issued upon exercise of options	143,000	14	536,236	—	—	536,250
Common stock issued for services rendered	45,480	5	212,614	—	—	212,619
Warrants issued in connection with financings, net of cancellations	—	—	1,113,750	—	—	1,113,750
Beneficial conversion features on convertible notes	—	—	2,943,386	—	—	2,943,386
Stock dividends	1,232,552	123	(123)	—	—	—
Issuance of stock options	—	—	2,329,951	—	—	2,329,951
Member’s contributions	—	—	—	544,100	—	544,100
Net income (loss)	—	—	—	51,592	(16,230,690)	(16,179,098)

Balance, December 31, 2008	7,431,436	$743	$31,031,647	$619,657	$(26,605,115)	$5,046,932

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,	December 31,
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,179,098)	$(4,084,012)
Adjustments to reconcile net loss to net cash used in operating activities:
Consolidation of variable interest entity	6,164	—
Amortization of intangible asset — license	16,500	16,500
Amortization of other intangible assets	246,887	—
Amortization of capitalized bond costs	47,669	43,696
Amortization of deferred financing fees	331,600	18,733
Depreciation and amortization of property and equipment	411,843	—
Amortization of beneficial conversion features	2,712,009	—
Amortization of discounts on private financing	1,563,750	—
Stock option compensation expense	2,329,951	5,929
Stock issued for services rendered	212,619	—
Forgiveness of debt and accrued interest	(146,677)	—
Loss on sale of fixed asset	176	—
Stock issued for extension of bridge financing	—	178,048
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(284,948)	—
Inventories	(278,616)	—
Prepaid expenses and other current assets	(242,983)	(144,329)
Other assets	(38,800)	—
Deposits	(507,500)	(350,000)
Increase (decrease) in:
Accounts payable and other accrued expenses	2,425,206	71,191
Accrued compensation — officers, directors and consultants	32,967	97,781
Accrued interest	(8,048)	488,271
Other	25,000	—

Net cash used in operating activities	(7,324,329)	(3,658,192)

CASH FLOWS FROM INVESTING ACTIVITIES
Release of restricted cash	11,988,292	6,050,199
Cash paid for acquisitions	(1,500,000)	—
Purchase of property and equipment	(14,233,823)	—
Proceeds from sale of fixed assets	24,000	—
Capitalized interest	(72,438)	(403,572)
Construction costs	(902,462)	(4,543,495)
Restrictions of cash	—	(20,646,611)
Deposit on license	—	(139,978)

Net cash used in investing activities	(4,696,431)	(19,683,457)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants	11,435,654	—
Proceeds from private financing, net of original issue discount	3,715,000	—
Net proceeds from exercise of options	536,250	—
Member’s contributions	544,100	—
Payments made for deferred issuance costs	—	(42,916)
Payments made on mortgage payable	(6,124)	—
Repayment of term notes issued for acquisition	(814,447)	—
Net proceeds from bond financing	—	16,546,625
Net proceeds from initial public offering of stock	—	8,859,784
Proceeds from term notes	—	89,170
Repayment of term notes	(250,000)	(125,000)
Repayment of demand notes	(69,600)	(250,000)
Repayment of bridge loan	—	(1,515,000)

Net cash provided by financing activities	15,090,833	23,562,663

NET INCREASE IN CASH	3,070,073	221,014
CASH AND CASH EQUIVALENTS, beginning of period	287,867	66,853

CASH AND CASH EQUIVALENTS, end of period	$3,357,940	$287,867

Supplemental cash flow information:
Cash paid during the period for:
Interest	$5,864,622	$908,456
Non-cash financing activities:
Financing costs paid from proceeds of private financing	$335,000	$—
Issuance costs paid from proceeds of initial public offering	—	1,040,216
Issuance costs paid from proceeds of bond financing	—	953,375
Beneficial conversion discount on convertible notes	2,943,386	—
Warrants issued in connection with financing	1,113,750	—

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	NATURE OF OPERATIONS

Converted Organics Inc. (the “Company”) uses food and other waste as a raw material to manufacture, sell and distribute all-natural soil amendment products combining disease suppression and nutrition characteristics. The Company transitioned from a development stage company to an operating company in the second quarter of 2008 as operations commenced and the Company has approximately $1.5 million in revenue for the year ended December 31, 2008. The Company’s revenues come from two sources: tip fees and product sales. Waste haulers pay the Company “tip” fees for accepting food waste generated by food distributors such as grocery stores, produce docks and fish markets, food processors, and hospitality venues such as hotels, restaurants, convention centers and airports. Revenue also comes from the sale of the Company’s fertilizer products. The Company’s products possess a combination of nutritional, disease suppression and soil amendment characteristics.

Converted Organics of California, LLC, (“California”) a California limited liability company and wholly-owned subsidiary of the Company, was formed when the Company acquired the assets of United Organics Products, LLC. The California plant is located in Gonzales, California, in the Salinas Valley. California produces approximately 25 tons of organic fertilizer per day, and sells primarily to the California agricultural market. The California facility employs a proprietary method called High Temperature Liquid Composting (“HTLC”). The facility is currently being upgraded to expand its capacity and to enable it to accept larger amounts of food waste from waste haulers, thereby increasing tip fee revenue.

The Company’s second facility, located in Woodbridge, New Jersey (“Woodbridge”), is designed to service the New York-Northern New Jersey metropolitan area. The Company constructed this facility and it became partially operational in the second quarter of 2008. Converted Organics of Woodbridge, LLC, a New Jersey limited liability company and wholly owned subsidiary of the Company, was formed for the purpose of owning, constructing and operating the Woodbridge, New Jersey facility.

Converted Organics of Rhode Island, LLC (“Rhode Island), a Rhode Island limited liability company and subsidiary of the Company, was formed for the purpose of developing a facility at the Rhode Island central landfill.

NOTE 2 —	MANAGEMENT’S PLAN OF OPERATION

The Company currently has manufacturing capabilities in its Woodbridge and Gonzales facilities as a means to generate revenues and cash, although neither facility is currently generating positive cash flow from operations. If the remaining $3.6 million of convertible debentures from the Company’s 2008 Financing is converted into shares of common stock, the Company believes the release of $2.0 million of escrowed funds by the holders of the NJEDA bonds (Note 18), along with the cash from estimated sales from the Woodbridge and Gonzales facilities will provide enough working capital until the upgrades to the Woodbridge facility are complete and until the Company holds a shareholder vote to allow an investor (Note 18) to purchase $1,500,000 of convertible term notes assuming they receive such approval and achieve the $750,000 sales level by May 31, 2009; and provided that the Company is able to come to agreements with its construction vendors allowing them to delay payments to such vendors. If the Company obtains shareholder approval for the purchase of the convertible term notes but does not achieve the required sales level from Woodbridge and Gonzales, the Company will need to seek additional sources of working capital. Currently the Company estimates that the monthly breakeven sales for the Gonzales and Woodbridge facilities is in the range of $600,000 to $750,000 and in addition current cash requirement at the corporate level is in a range of $250,000 to $300,000 per month for a total monthly cash requirement in the range of $850,000 to $1,050,000. The Company plans to produce, at Gonzales and Woodbridge, sufficient product to generate sales in the range of $1,050,000 to $1,550,000. Cash for use as working capital at the corporate level would not be available from operations until the Company achieved such monthly breakeven sales levels. If shareholder approval is received for the issuance of the convertible notes the Company would have to achieve breakeven sales levels

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by July 31, 2009 or the proceeds of the notes would not provide sufficient working capital for operations and if shareholder approval is not obtained and breakeven sales levels are not achieved, the Company will not have sufficient working capital to operate past May 31, 2009. Based on 2009 sales as of the date of this report, the Company will need to increase sales volumes to achieve such break even sales levels, and there is no assurance that such efforts will be successful.

During this period of limited cash availability the company plans to lower costs in the administrative areas and to concentrate on production in both Woodbridge and Gonzales. In addition they will also have to curtail certain production and sales costs until sales orders begin to increase to the desired levels; most notably, the Company will have to limit the production of product to two variations of liquid and dry product and the desired sales level will have to be derived from those products.

The Company does not have any commitments for additional equity or debt funding and there is no assurance that capital in any form would be available and, if available, on terms and conditions that are acceptable. Moreover, the Company is not permitted to borrow any future funds unless they obtain the consent of the bondholders of the New Jersey Economic Development Bond. The Company has obtained such consent for prior financing, but there is no guarantee that they can obtain such consent in the future.

NOTE 3 —	SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying consolidated financial statements include the transactions and balances of Converted Organics Inc. and its subsidiaries, Converted Organics of Woodbridge, LLC, Converted Organics of California, LLC, and Converted Organics of Rhode Island, LLC. The transactions and balances of Valley Land Holdings, LLC, a variable interest entity, have also been consolidated therein. All intercompany transactions and balances have been eliminated in consolidation.

DEVELOPMENT STAGE COMPANY

Until the second quarter of 2008, the Company was a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises”, as it had no principal operations or significant revenue. During the second quarter of 2008, the Company’s California facility was operating near capacity and recognized revenue from the sale of its product. Also during the second quarter of 2008, the tip floor of the New Jersey facility commenced operations and began to accept food waste on a limited basis. During the second half of 2008, operations have increased at both facilities, and the Company is no longer a development stage company.

VARIABLE INTEREST ENTITY

The consolidated financial statements include Valley Land Holdings, LLC (“VLH”), as VLH has been deemed to be a variable interest entity of the Company as it is the primary beneficiary of that variable interest entity following the acquisition of the net assets of United Organic Products, LLC (Note 4). VLH’s assets and liabilities consist primarily of cash, land and a mortgage note payable on the land on which the California facility is located. Its operations consist of rental income on the land from the Company and related operating expenses. VLH’s activities support the operations of the California facility and do not have sufficient equity at risk to remain viable without the support of the Company.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers financial instruments with an original maturity date of three months or less from the date of purchase to be cash equivalents. The Company had cash equivalents of $534,800 and $0 at December 31, 2008 and December 31, 2007, respectively, consisting of certificates of deposit. These certificates of deposit are held by VLH.

RESTRICTED CASH

As of December 31, 2008 and 2007, the Company had remaining approximately $2,608,000 and $14,596,000, respectively, of cash which is restricted under its bond agreement (Note 11). This cash was raised by the Company in its initial public offering and bond financing on February 16, 2007 and is set aside in three separate accounts at December 31, 2008 and 2007, consisting of $34,000 and $10,032,000, respectively, for the construction of the Woodbridge operating facility; $8,000 and $1,541,000, respectively, for the working capital requirements of the Woodbridge subsidiary while the facility is under construction; and $2,566,000 and $3,023,000, respectively, in reserve for bond principal and interest payments along with a reserve for lease payments. The Company has classified this restricted cash as non-current to the extent that such funds are to be used to acquire non-current assets or are to be used to service non-current liabilities. Third party trustee approval is required for disbursement of all restricted funds. Subsequent to December 31, 2008, $2,000,000 of the restricted cash was made available to the Company for use other than its restricted purpose (Note 18).

ACCOUNTS RECEIVABLE

Accounts receivable represents balances due from customers, net of applicable reserves for doubtful accounts. In determining the need for an allowance, objective evidence that a single receivable is uncollectible, as well as historical collection patterns for accounts receivable are considered at each balance sheet date. At December 31, 2008, an allowance for doubtful accounts of $16,000 has been established against certain receivables that management has identified as uncollectible. A charge of $16,000 is reflected in the consolidated statements of operations for the year ended December 31, 2008. There was no allowance for doubtful accounts deemed necessary at December 31, 2007.

INVENTORIES

Inventories are valued at the lower of cost or market, with cost determined by the first in, first out method. Inventory consists primarily of raw materials, packaging materials and finished goods, which consist of soil amendment products. Inventory balances are presented net of applicable reserves. There were no inventory reserves at December 31, 2008 and December 31, 2007.

PREPAID RENT

The Company has recorded prepaid rent on its consolidated balance sheets which represents the difference between actual lease rental payments made as of December 31, 2008 and 2007 and the straight line rent expense recorded in the Company’s consolidated statements of operations for the years then ended relating to the Company’s facilities in Woodbridge, New Jersey and Gonzales, California.

DEPOSITS

The Company has made deposits totaling $415,000 for its Woodbridge facility in accordance with the terms of that lease and has made a deposit of $139,986 for a license at its planned Rhode Island facility. The

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gonzales facility has deposits on equipment of $346,668. The Company has various security deposits relating to operating leases of $10,400. These amounts are recorded as noncurrent assets on the Company’s consolidated balance sheets. The Company also has made deposits on packaging materials ordered for product to be manufactured in its New Jersey facility of $141,423, which is recorded as a current asset on the Company’s consolidated balance sheets.

CONSTRUCTION-IN-PROGRESS

Construction-in-progress on the consolidated balance sheets includes amounts incurred for construction costs, equipment purchases and capitalized interest costs related to the construction of the Company’s Woodbridge, New Jersey facility, and expansion of its Gonzales, California plant that have not yet been placed in service.

INTANGIBLE ASSETS — LICENSE AND OTHER INTANGIBLES

The Company accounts for its intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that intangible assets with finite lives, such as the Company’s license, be capitalized and amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable.

LONG-LIVED ASSETS

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such reviews are based on a comparison of the asset’s undiscounted cash flows to the recorded carrying value of the asset. If the asset’s recorded carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, the asset is written down to its estimated fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment charges were deemed necessary during the years ended December 31, 2008 and 2007.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of 7 to 20 years.

DEFERRED FINANCING AND ISSUANCE COSTS

In connection with the private financing arrangement of January 24, 2008, the Company incurred legal and placement fees of $345,000, $10,000 of which was paid in the year ended December 31, 2007, and $335,000 of which was paid from the proceeds of the loan. These fees are being amortized over one year. Amortization expense totaled $322,958 during the year ended December 31, 2008 related to these costs.

CAPITALIZED BOND COSTS

In connection with its $17.5 million bond financing on February 16, 2007, the Company has capitalized bond issuance costs of $953,375 and is amortizing these costs over the life of the bond. Amortization expense of $47,669 and $43,696 was recorded during the years ended December 31, 2008 and 2007, respectively, related to these bond issuance costs.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

REVENUE RECOGNITION

In accordance with Staff Accounting Bulletin 104, “Revenue Recognition in Financial Statements,” (“SAB 104”) revenue is recognized when each of the following criteria is met:

•	Persuasive evidence of a sales arrangement exists;

•	Delivery of the product has occurred;

•	The sales price is fixed or determinable, and:

•	Collectability is reasonably assured.

In those cases where all four criteria are not met, the Company defers recognition of revenue until the period these criteria are satisfied. Revenue is generally recognized upon shipment.

SHARE BASED COMPENSATION

The Company accounts for share based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment.” Under the provisions of SFAS No. 123(R), share-based compensation issued to employees is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the grant). Share-based compensation issued to non-employees is measured at the grant date, based on the fair value of the equity instruments issued and is recognized as an expense over the requisite service period.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs include the costs of engineering, design, feasibility studies, outside services, personnel and other costs incurred in development of the Company’s manufacturing facilities. All such costs are charged to expense as incurred.

INCOME TAXES

Deferred income taxes are computed in accordance with SFAS No. 109, “Accounting for Income Taxes” and reflect the net tax effects of temporary differences between the financial reporting carrying amounts of assets and liabilities for financial reporting and income tax purposes. The Company establishes a valuation allowance if it believes that it is more likely than not that some or all of the deferred tax assets will not be realized (see Note 14).

The Company is subject to U.S. federal income tax as well as income tax of certain state jurisdictions. The Company has not been audited by the I.R.S. or any states in connection with income taxes. The periods from inception through 2008 remain open to examination by the I.R.S. and state authorities.

On January 1, 2007, the Company adopted the provisions of FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109” (“FIN No. 48”). The Interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FASB Statement No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of the available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The adoption of FIN No. 48 did not have any material impact on the Company’s consolidated financial statements.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, are recognized as a component of income tax expense.

FAIR VALUE MEASUREMENTS

The Company has partially implemented SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) for financial assets and financial liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, expands disclosure about fair value measurements and is effective for fiscal years beginning after November 15, 2007, except as it relates to nonrecurring fair value measurements of nonfinancial assets and liabilities. This standard only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. The Company has determined that none of its financial assets or liabilities are measured at fair value on a recurring basis therefore the disclosures required by SFAS No. 157 do not currently apply. With regard to nonfinancial assets and liabilities which are not recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), the standard is effective for fiscal years beginning after November 15, 2008. The major categories of assets and liabilities that have not been measured and disclosed using SFAS No. 157 fair value guidance are property and equipment in certain circumstances and goodwill.

ACCOUNTING STANDARDS NOT YET ADOPTED

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), which permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not elected to measure any financial assets or liabilities at fair value, and therefore, the consolidated financial statements were not affected by adoption of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The objective of this Statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. The Company anticipates that the adoption of SFAS No. 160 will not have a significant impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (SFAS No. 141R), which changes how business acquisitions are accounted for. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS No. 141R is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances occurring after December 31, 2008. The Company is currently evaluating the future impacts and disclosures of this standard.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (SFAS No. 161). SFAS No. 161 requires enhanced disclosures about an entity’s derivative instruments and hedging activities with a view toward improving the transparency of financial reporting and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

does not require, comparative disclosures for earlier periods at initial adoption. The Company anticipates that the adoption of SFAS No. 161 will not have a significant impact on the consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142). The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R and other accounting principles generally accepted in the United States of America. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise; and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The Company is currently evaluating this new FSP and anticipates that it will not have a significant impact on the consolidated financial statements.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (“EPS”) is computed by dividing the net income (loss) attributable to the common stockholders (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted income (loss) per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock, such as stock options and warrants (using the “treasury stock” method), and convertible preferred stock and debt (using the “if-converted” method), unless their effect on net income (loss) per share is antidilutive. Under the “if-converted” method, convertible instruments are assumed to have been converted as of the beginning of the period or when issued, if later. The effect of computing the Company’s diluted income (loss) per share is antidilutive and, as such, basic and diluted earnings (loss) per share are the same for each of the years ended December 31, 2008 and 2007.

PROFIT SHARING PLAN

In November 2007, the Company instituted a 401(k) plan for its employees. The plan allows for employees to have a pretax deduction of up to 15% of pay set aside for retirement. The plan also allows for a Company match and profit sharing contribution. As of December 31, 2008 and 2007, the Company has not provided a match of employee contributions nor did the Company contribute a profit sharing amount to the plan.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

SEGMENT REPORTING

The Company has no reportable segments as defined by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.”

NOTE 4 — ACQUISITIONS

On January 24, 2008, the Company acquired the assets, including the intellectual property, of Waste Recovery Industries, LLC of Paso Robles, CA. This acquisition allows the Company to be the exclusive owner of the proprietary technology and process known as the High Temperature Liquid Composting system, which processes various biodegradable waste products into liquid and solid organic-based fertilizer and feed products.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The purchase price of $500,000 was paid with a 7% short term note that matured on May 1, 2008 and was repaid on that date. Interest on that note was payable monthly. In addition, the purchase price provides for future contingent payments of $5,500 per ton of capacity, when and if additional tons of waste-processing capacity are added to the Company’s existing current or planned capacity, using the acquired technology.

In addition, Waste Recovery Industries, LLC had begun discussion with a third party (prior to the Company acquiring it) to explore the possibility of building a facility to convert fish waste into organic fertilizer using the HTLC technology. The Company has completed those negotiations and has entered into an agreement with Pacific Choice Seafoods whereby the Company will be required to pay 50% of the Company’s profits (as defined) to the former owner, that are earned from the facility. The contingent profit-sharing payments under this agreement will be accounted for as expenses of the appropriate period, in accordance with EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.” If the Company becomes obligated to make certain technology payments under its purchase agreement with WRI, the Company estimated that no such payments will be payable in the twelve months following the acquisition. Payments, if any, after that will be expensed as incurred. The maximum payment due under these arrangements is $7,000,000, with no minimum.

On January 24, 2008, the Company formed Converted Organics of California, LLC, a wholly-owned subsidiary of Converted Organics Inc. who acquired the net assets of United Organic Products, LLC of Gonzales, CA (“UOP”). With this acquisition, the Company acquired a liquid fertilizer product line, as well as a production facility that services a West Coast agribusiness customer base through established distribution channels. This facility is operational and began to generate revenues for the Company immediately upon acquisition. The purchase price of $2,500,000 was paid in cash of $1,500,000 and a note payable of $1,000,000. This note matures on February 1, 2011, has an interest rate of 7%, payable monthly in arrears and is convertible to common stock six months after the acquisition date for a price equal to the five-day average closing price of the stock on Nasdaq for the five days preceding conversion.

The acquisitions have been accounted for in the first quarter of 2008 using the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. Accordingly, the net assets have been recorded at their estimated fair values, and operating results have been included in the Company’s consolidated financial statements from the date of acquisition.

The allocation of the purchase price based on the appraisal is as follows:

Inventories	$11,114
Accounts receivable	28,702
Technological know-how	271,812
Trade name	228,188
Existing customer relationships	2,030,513
Building	111,584
Equipment and machinery	543,000
Assumption of liabilities	(224,913)

Total allocation of purchase price	$3,000,000

The assets acquired from UOP were valued separately from the assets acquired from WRI. The sum of the amounts assigned to assets acquired and liabilities assumed did exceed the cost of the acquired assets. The excess was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired noncurrent assets, including intangibles.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The unaudited supplemental pro forma information discloses the results of operations for the current year and for the preceding year as though the business combination had been completed as of the beginning of the year reported on.

The pro forma condensed consolidated financial information is based upon available information and certain assumptions that the Company believes are reasonable. The unaudited supplemental pro forma information does not purport to represent what the Company’s financial condition or results of operations would actually have been had these transactions in fact occurred as of the dates indicated above or to project the Company’s results of operations for the period indicated or for any other period.

	Twelve Months Ending December 31,
	2008	2007

Revenues (in thousands)	$1,548	$1,423
Net loss (in thousands)	16,269	(4,889)
Net loss per share — basic and diluted	(2.72)	(1.04)
Current assets (in thousands)	7,230	5,410
Total assets (in thousands)	32,618	28,278
Current liabilities (in thousands)	(9,474)	(7,570)
Total liabilities (in thousands)	(27,571)	(25,070)
Total equity (deficit) (in thousands)	5,047	3,208

NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS OF CREDIT RISK

The Company’s financial instruments that are exposed to a concentration of credit risk are cash, including restricted cash, and accounts receivable. Currently, the Company maintains its cash accounts with balances in excess of the federally insured limits. The Company mitigates this risk by selecting high quality financial institutions to hold such cash deposits. At December 31, 2008 and 2007, the Company’s cash balances on deposit exceeded federal depository insurance limits by approximately $5,812,000 and $14,500,000.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make such payments, additional allowances may be required. An increase in allowances for customer non-payment would increase the Company’s expenses during the period in which such allowances are made. Based upon the Company’s knowledge at December 31, 2008 and 2007, a reserve for doubtful accounts was recorded of approximately $16,000 and $0, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 107, “Fair Value of Financial Instruments”, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of the Company’s financial instruments consisting of cash, accounts receivable, inventories, accounts payable, and accrued expenses approximate their fair value because of the short maturity of those instruments. The fair value of the Company’s convertible notes payable, term notes payable and New Jersey Economic Development Authority Bonds were estimated by discounting the future cash flows using current rates offered by lenders for similar borrowings with similar credit ratings. The fair value of the company’s convertible notes payable is estimated to approximate its carrying value. The fair value of the term notes payable and the New Jersey

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Economic Development Authority bonds approximate their carrying value. The Company’s financial instruments are held for other than trading purposes.

SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with SFAS No. 157, the following summarizes the fair value hierarchy:

•	Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 — Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant observable inputs are available, either directly or indirectly such as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 — prices or valuations that require inputs that are unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company’s financial assets and liabilities that are reported at fair value in the accompanying consolidated balance sheets as of December 31, 2008 were as follows:

				Balance at
				December 31,
Assets	Level 1	Level 2	Level 3	2008

Certificate of deposit	$—	$534,821	—	$534,821

The Company does not have any fair value measurements using quoted prices in active markets (Level 1) or significant unobservable inputs (Level 3) as of December 31, 2008.

NOTE 6 — INVENTORIES

The Company’s inventories consisted of the following at December 31:

	2008	2007

Finished goods	$214,053	$—
Raw materials	18,785	—
Packaging materials	56,892	—

Total inventories	$289,730	$—

NOTE 7 — CONSTRUCTION-IN-PROGRESS

The Company is currently constructing an operating facility in Woodbridge, New Jersey. The funds for construction of this plant came from the issuance of New Jersey Economic Development Bonds on February 16, 2007 and a condition of this bond offering was that the Company place in trust approximately $14 million to be used for plant construction and associated equipment purchases. As of December 31, 2007, the Company has incurred approximately $4.9 million in plant construction costs, equipment purchases and capitalized interest

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs. The Company has recorded those costs as construction-in-progress on its consolidated balance sheets as of December 31, 2007. At the end of the second quarter of 2008, portions of the Woodbridge facility became operational and certain fixed assets were placed in service commencing June 30, 2008. During the remainder of 2008, approximately $19 million in assets were transferred from Construction-in-Progress to Leasehold Improvements and Machinery and equipment accounts and depreciation commenced on those assets placed in service.

NOTE 8 — PROPERTY AND EQUIPMENT

The Company’s property and equipment at December 31 consisted of the following:

	2008	2007

Land and improvements	$357,692	$—
Building and improvements	5,754,163	—
Machinery and equipment	13,968,134	—
Vehicles	42,570	—
Office equipment and furniture	7,837	—

	20,130,396	—
Less: Accumulated depreciation and amortization	(405,250)	—

Property and equipment, net	$19,725,146	$—

Depreciation and amortization of property and equipment totaled $411,843 and $0 for the years ended December 31, 2008 and 2007, respectively.

NOTE 9 — DEFERRED AND CAPITALIZED COSTS

DEFERRED FINANCING AND OFFERING COSTS

In connection with its initial public offering (IPO) on February 16, 2007, the Company incurred issuance costs totaling $1,736,715. The Company had previously capitalized issuance costs, consisting of underwriting, legal and accounting fees and printing costs cumulatively totaling $696,499 in anticipation of its initial public offering. The Company also incurred additional issuance costs of $1,040,216 that was paid from the proceeds of the initial public offering. The total issuance costs of $1,736,715 have been netted against the $9.9 million of gross proceeds of the IPO in the statements of changes in owners’ equity (deficit).

In connection with its repayment of the bridge notes, the Company paid to the bridge lender a Letter of Credit fee of $27,375. The fee has been recorded as a deferred financing fee to be amortized over the term of the Letter of Credit. The Letter of Credit was nullified by the Company’s borrowing of funds from a private investor in January, 2008. Amortization of these deferred financing fees totaled $8,642 and $18,733 for the years ended December 31, 2008 and 2007, respectively.

In connection with its private financing in January of 2008, the Company incurred fees of $345,000 which were capitalized and which are being amortized over the one year term of the loan. Amortization expense associated with these fees of $322,958 was recorded during the year ended December 31, 2008.

CAPITALIZED BOND COSTS

In connection with its $17.5 million bond financing on February 16, 2007, the Company has capitalized bond issuance costs of $953,375 and is amortizing those costs over the life of the bond. Amortization of capitalized bond issuance costs totaled $47,669 and $43,696 for the years ended December 31, 2008 and 2007, respectively.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10 — INTANGIBLE ASSETS

Pursuant to a license agreement with an effective date of July 15, 2003 and amended effective February 9, 2006, by and between the Company and International Bio-Recovery Corporation (“IBRC”), the Company entered into an exclusive license to use IBRC’s Enhanced Autogenous Thermophylic Aerobic Digestion process (EATAD) technology for the design, construction and operation of facilities for the conversion of food waste into solid and liquid organic material. The license is recorded at its acquisition cost of $660,000 less accumulated amortization of $90,750 and $74,250 as of December 31, 2008 and 2007, respectively. Amortization is provided using the straight-line method over the life of the license. Amortization expense for the years ended December 31, 2008 and 2007 was $16,500 and $16,500, respectively. The Company expects the license’s annual amortization expense to be $16,500 until fully amortized at the end of the 40 year license period.

The Company is obligated to pay IBRC an aggregate royalty equal to nine percent of the gross revenues from the sale of product produced by the Woodbridge facility. The Company will begin to pay royalties during the first quarter of 2009, as product sales commenced during that quarter. The Company is also obligated to purchase IBRC’s patented macerators and shearators as specified by or supplied by IBRC or Shearator Corporation for use at the Woodbridge facility.

In addition, the Company paid a non-refundable deposit of $139,978 to IBRC in 2007 on a second plant licensing agreement, which is included in non-current deposits on the Company’s consolidated balance sheets at December 31, 2008 and 2007. The Company also agreed to pay IBRC approximately $338,000 in twelve monthly installments for market research, growth trails and other services. For the year ended December 31, 2008 and 2007, the Company had paid approximately $22,000 and $276,000, respectively, of this amount which has been included in research and development in the Company’s consolidated statements of operations. The Company is currently negotiating the remainder of the payments with IBRC.

The Company identified certain intangible assets as a part of its valuation performed pursuant to SFAS No. 141, “Business Combinations.” The following intangible assets were identified and values and estimated useful lives were assigned as follows:

	Assigned	Estimated
	Value	Useful Life

Existing customer relationships	$2,030,513	8 years
Technological know-how	271,812	8 years
Trade name	228,188	Indefinite

Intangibles acquired	$2,530,513

The consolidated statements of operations include amortization expense of $246,887 related to these intangible assets for the year ending December 31, 2008. Accumulated amortization at December 31, 2008 was $246,887.

NOTE 11 — DEBT

TERM NOTES PAYABLE

The Company had three term notes payable: (1) $250,000 unsecured term note dated August 27, 2004, due December 31, 2008, with interest at 12%, (2) $125,000 unsecured term note dated September 6, 2005, due December 31, 2008, with interest at 15%, and (3) $89,170 unsecured term note dated May 2, 2007 with a maturity of May 2, 2009 and interest at 12%. On all notes, interest accrues without payment until maturity. The agreement on the term loan dated August 27, 2004 required accrued interest of $89,170 to be paid immediately in order to refinance and extend the maturity. As the Company was precluded under the terms of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the agreement with the bondholders of the New Jersey Economic Development Authority Bonds from paying the accrued interest available funds, the Company borrowed funds to repay this accrued interest by entering into the May 2, 2007 term loan in the amount of $89,170 with its CEO, Edward J. Gildea. This note is unsecured and subordinate to the bonds, and has a two-year term. This interest rate is equal to or less than interest paid on the Company’s other term loans. The Company obtained the necessary bondholder consents to enter into this agreement.

During December 2008, the balance of the term note dated August 27, 2004, plus accrued interest of $47,500 was paid with funds raised through exercise of warrants related to our common stock. The Company also negotiated the forgiveness of the balance of the unsecured term note dated September 6, 2005, plus accrued interest. Total principal and interest forgiven was $146,677, and this amount is recorded as other income on the consolidated statements of operations for the year ended December 31, 2008.

As of December 31, 2008, the total of unpaid accrued interest on the remaining note is $17,834. Accrued interest on all notes as of December 31, 2007 was $47,500.

A schedule of outstanding principal amounts of the term notes as of December 31, 2008 and 2007 is as follows:

	2008	2007

Term note dated August 27, 2004	$—	$250,000
Term note dated September 6, 2005	—	125,000
Term note dated May 2, 2007	89,170	89,170

	89,170	464,170
Less: current portion	89,170	(375,000)

	$—	$89,170

BRIDGE LOANS PAYABLE

On March 2, 2006, the Company completed a $500,000 bridge loan (“Bridge Loan”) from lenders (“Bridge Noteholders”) to help meet the Company’s working capital needs. The bridge loan accrued interest at an annual rate of 8%, which was payable in arrears quarterly, and was originally due and payable on the earlier of October 16, 2006 or the completion of a public offering of equity securities (“Qualified Public Offering”). The bridge loan was refinanced with an extended maturity date of February 19, 2007 or the completion of a Qualified Public Offering. The placement agent for the bridge loan received a commission equal to 5% of the gross proceeds. The Company received the $500,000 bridge loan net of the commission to the placement agent of $25,000. The Company classified this cost as a deferred financing cost.

In April, May and June 2006, the Company received additional proceeds totaling $1,015,000 (net of a $50,750 commission to the placement agent) from a series of promissory notes executed with the Bridge Noteholders (“Bridge Financing”).

In connection with the Bridge Financing, the Company issued bridge notes (“Bridge Notes”) and securities of the Company (“Bridge Equity Units”) to the Bridge Noteholders, stating that if a Qualified Public Offering occurred before October 16, 2006 (extended to February 19, 2007), the Bridge Noteholders would be entitled to receive Bridge Equity Units consisting of securities identical in form to the securities being offered in the Qualified Public Offering. Each Bridge Noteholder would be entitled to receive Bridge Equity Units equal to the principal of the Bridge Noteholder’s bridge loan divided by the initial public offering price of the securities comprising the Bridge Equity Units.

The Bridge Loans and the Bridge Equity Units were allocated for accounting purposes based on the relative fair values at the time of issuance of (i) the Bridge Loans without the Bridge Equity Units and (ii) the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bridge Equity Units themselves. The fair value of the Bridge Loans and the Bridge Equity Units was computed at $1,515,000 each. The $1,515,000 fair value was determined since the Company obtained $1,515,000 in Bridge Financing from Bridge Noteholders. At the closing of a public offering on or before February 19, 2007 bridge lenders would be entitled to receive units identical to the units being offered in the Company’s initial public offering. Each bridge lender would be entitled to receive that number of units equal to the principal of the lender’s note divided by the initial public offering price. Stated differently, upon closing of an initial public offering on or before February 19, 2007, the Company would be obligated to issue to the bridge lenders a number of units commensurate with a market value of $1,515,000. Since they were of equal value, the $1,515,000 was allocated 50% to the Bridge Loans and 50% to the Bridge Equity Units. The Bridge Equity Units of $757,500 were accounted for as paid-in capital. The Bridge Loans of $1,515,000 were recorded on the balance sheet net of the $757,500 discount on the Bridge Loans. The discount for the Bridge Equity Units ($757,500) was amortized into interest expense over the original life of the Bridge Loans. For the year ended December 31, 2007, the Company recorded $757,500 in interest expense related to the amortization of this discount.

On February 16, 2007 the Company completed its initial public offering and issued 293,629 Bridge Equity Units to the Bridge Noteholders. In addition, the Company and the Bridge Noteholders, agreed under the terms of a concurrent bond offering at the time of the initial public offering, not to repay the principal or accrued interest on the Bridge Notes at that time.

The Company had $1,515,000 of outstanding Bridge Loans that accrued interest at a rate of 18%, and under the terms of the loans, were to be repaid on the earlier of February 19, 2007 or the date of the Company’s initial public offering. Due to certain covenants relating to the offering of bonds on February 16, 2007, which prohibited the Company from repaying these bridge loans, the Company entered into an agreement whereby it could repay the Bridge Loans if the Bridge Noteholders agreed to obtain a letter of credit in favor of the Company. The Company reached agreements with the Bridge Noteholders and the demand note lender to repay the entire principal and accrued interest on these debts. The principal of the Bridge Loans of $1,515,000 plus accrued interest of approximately $160,000, along with principal of the demand note of $150,000 plus accrued interest of approximately $7,000, was repaid by the Company on May 23, 2007 from unrestricted cash. In addition, for the various term extensions granted by the Bridge Noteholders, the Company issued approximately 56,000 shares of common stock, which represents 10% of the principal and interest repaid, divided by the five-day average share price prior to repayment of the debt. The consolidated statements of operations for the year ended December 31, 2007 includes interest expense of $178,048 related to the issuance of this stock.

In order for the repayment of bridge and demand loans to comply with the terms of the covenants of the bondholders of the New Jersey Economic Development Authority Bonds, the Bridge Noteholders obtained a letter of credit in favor of the Company for $1,825,000. This letter of credit was due to expire on April 7, 2008, and allows for a one-time draw down during the thirty days prior to expiration. Subsequent to December 31, 2007 and prior to the expiration date of the letter of credit (April 7, 2008), in conjunction with the private financing described below, the letter of credit agreement was terminated with no cost to the Company.

BOND FINANCING

On February 16, 2007, concurrent with its initial public offering, the Company’s wholly-owned subsidiary, Converted Organics of Woodbridge, LLC, (the “Subsidiary”) completed the sale of $17,500,000 of New Jersey Economic Development Authority Bonds. Direct financing costs related to this issuance totaled $953,375, which have been capitalized and are being amortized over the term of the bonds. The bonds carry a stated interest rate of 8% and mature on August 1, 2027. The bonds are secured by a leasehold mortgage and a first lien on the equipment of the Subsidiary. In addition, the Subsidiary has agreed to, among other things,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

establish a fifteen month capitalized interest reserve and to comply with certain financial statement ratios. The Company has provided a guarantee to the bondholders on behalf of its wholly-owned Subsidiary for the entire bond offering.

The New Jersey Economic Development Bonds have certain covenants, which among other things, preclude the Company from making any dividends, payments or other cash distributions until such time as (i) the Company has achieved, over the course of a full fiscal year, a maximum annual debt service coverage ratio greater than 1.50, and (ii) at least $1,200,000 is on deposit with the Trustee in the operations and maintenance reserve fund and is available to satisfy ongoing maintenance, repair and replacement costs associated with the project facilities. In addition, the Company is precluded from borrowing additional funds under any debt agreements, without the consent of the bondholders. During 2007, the Company received consent from the bondholder prior to borrowing additional funds for a two year term note. During 2008, the Company again received consent from the bondholder prior to borrowing additional funds in a private investment. Under the terms of the bond agreement, the lender has the right, upon 30 days written notice, to demand full payment of all outstanding principal and interest amounts owed under the agreement if specific covenants are not met. As of December 31, 2008 and 2007, the Company is in compliance with these covenants of the bond agreement.

PRIVATE FINANCING

On January 24, 2008, the Company entered into a private financing with three investors (the “Investors”) for a total amount of $4,500,000 (the “Financing”). The Financing was offered at an original issue discount of 10%. The Company used the proceeds to fund the acquisitions described above, to fund further development activities and to provide working capital. As consideration for the Financing, the Investors received a note issued by the Company in the amount of $4,500,000 with interest accruing at 10% per annum to be paid monthly and the principal balance to be paid in full one year from the closing date (the “Note”). In addition, the Company issued to the Investors 750,000 Class A Warrants and 750,000 Class B Warrants, which may be exercised at $8.25 and $11.00 per warrant share, respectively (the “Warrants”). The Company further agreed not to call any Warrants until a registration statement registering all of the Warrants is declared effective. A placement fee of $225,000 was paid from the proceeds of this loan.

In connection with the Financing, the Company had agreed that within 75 days of the closing date, the Company would have a shareholder vote to seek approval to issue a convertible debenture with an interest rate of 10% per annum which would be convertible into common stock pursuant to terms of the debenture agreement, or such other price as permitted by the debenture (the “Convertible Debenture”). Upon shareholder approval, the Note was replaced by this Convertible Debenture and one half of each of the Class A Warrants and of the Class B Warrants issued were returned to the Company. Under the conversion option, the Investors shall have the option, at any time on or before the maturity date (January 24, 2009), to convert the outstanding principal of this Convertible Debenture into fully-paid and non assessable shares of common stock at the conversion price equal to the lowest of (i) the fixed conversion price of $6.00 per share, (ii) the lowest fixed conversion price (the lowest price, conversion price or exercise price set by the Company in any equity financing transaction, convertible security, or derivative instrument issued after January 24, 2008), or (iii) the default conversion price (if and so long as there exists an event of default, then 70% of the average of the three lowest closing prices of common stock during the twenty day trading period immediately prior to the notice of conversion). The Company held a special shareholders’ meeting on April 3, 2008 to vote on this matter, at which time it was approved.

In connection with the financing, the Company entered into a Security Agreement with the Investors whereby the Company granted the Investors a security interest in Converted Organics of California, LLC and any and all assets that are acquired by the use of the funds from the Financing. In addition, the Company granted the Investors a security interest in Converted Organics of Woodbridge, LLC and all assets subordinate

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

only to the current lien held by the holder of the bonds issued in connection with the Woodbridge facility of approximately $17,500,000.

In connection with this borrowing, the Company issued 1.5 million warrants to purchase common stock, which were deemed to have a fair value of $5,497,500. The Company recorded the relative fair value of the warrants to the underlying notes of $2,227,500 in accordance with Accounting Principles Board (“APB”) Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” as additional paid-in capital and established a discount on the debt. The discount was being amortized over the life of the note (12 months). On April 17, 2008, the Investors returned to the Company 750,000 warrants that had been held in escrow. This reduced the value assigned to the warrants and, accordingly, the value assigned to the debt discount attributable to the warrants by $1,113,750. In addition, the remaining original issue discount of approximately $366,000 was recognized as expense on April 7, 2008.

On April 7, 2008, the shareholders of the Company approved the issuance of additional shares so that convertible notes could be issued to the noteholders to replace the original notes dated January 24, 2008. The Company is required to recognize a discount for the intrinsic value of the beneficial conversion feature of the notes which is to be recognized as interest expense through the redemption date of the notes, which is January 24, 2009. That amount was calculated to be $3,675,000, and recognition was limited to $2,936,250 in accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” as the debt discount is limited to the proceeds allocated to the convertible instrument of $4,500,000. That discount is being amortized over the life of the loan. During the year ending December 31, 2008, the Company recognized interest expense of $2,705,759 related to this discount.

On January 24, 2009 the Company entered into an amendment on its $4.5 million convertibles debentures which became due on January 24, 2009. The lenders extended the due date of these notes until July 24, 2009 and began to convert these notes into shares of the Company’s common stock using the default conversion rate. The Company and the lenders further agreed that no interest would be charged during the six-month extension and that it is the lenders’ intention to convert the loan into shares sufficient to pay off the balance of the debt.

On March 6, 2009, the Company entered into an agreement with the holders of its $17.5 million of New Jersey Economic Development Authority Bonds to release $2.0 million for capital expenditures and lease payments on its New Jersey facility and to defer interest payments on the bonds thru July 30, 2009. These funds had been held in a reserve for bond principal and interest payments along with a reserve for lease payments. As consideration for the release of the reserve funds, the Company issued the bond holders 2,284,409 Class B warrants. The Class B warrants are exercisable at $11.00 per warrant share.

REGISTRATION RIGHTS AGREEMENT

In connection with the January 24, 2008 private financing, the Company entered into a registration rights agreement with the Investors which called for the Company to register the securities within certain time periods. The Company had 10 days from shareholder approval, with an additional 7 day extension, to register the shares issuable under the Convertible Debenture and 90 days from the filing of a registration statement (filed on February 13, 2008) for the Warrants and the underlying shares to be declared effective by the SEC. The Company has filed the registration statement relative to the Convertible Debenture as of the filing date of this report and the registration statement filed for the Warrants has been declared effective. However, the registration statement filed for the convertible debt and the date the warrant registration statement was declared effective by the SEC did not occur within the timelines agreed to in the registration rights agreement. The registration rights agreement calls for $90,000 per month in liquidated damages, payable in cash, if the Company doesn’t file the registration statement for the Convertible Debenture and liquidated damages equal to the average closing price of 375,000 Class A warrants and 375,000 Class B warrants for each 30 day period,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commencing May 13, 2008, and multiplying that average by 2% for each 30 day period that the registration statement is not declared effective.

Therefore, on April 24, 2008, the Company began to incur liquidated damages in connection with the Convertible Debenture of $90,000 per month and as of May 13, 2008 the Company began to incur liquidated damage obligations in connection with the Warrants according to the formula described above. The maximum amount of liquidated damages relative to the Warrant Registration Statement and the Convertible Debenture is equal to 10% of the face amount of the Convertible Debenture or $450,000 (10% of $4,500,000). The Company paid a total of approximately $158,000 in liquidated damages related to the Convertible Debentures, which are recorded as interest expense on the consolidated statements of operations for year ended December 31, 2008. On June 7, 2008 the warrant registration statement was declared effective. At this time, the Company is not subject to further liquidated damages.

CONVERTIBLE NOTE PAYABLE

On January 24, 2008, in conjunction with the purchase of the net assets of UOP, the Company issued a note payable to the former sole member in the amount of $1,000,000. The note bears interest of 7% and matures on February 1, 2011; monthly principal and interest payments are $30,877. Interest expense of $57,850 has been recorded in the year ending December 31, 2008 related to this note. The note is convertible by the holder six months after issuance. The Company is required to recognize a discount related to the intrinsic value of the beneficial conversion feature of the note as interest expense through the stated redemption date of the note. That amount was calculated to be $7,136, and has been recorded as a component of additional paid-in capital.

MORTGAGE NOTE PAYABLE

The Company has a mortgage note payable on the land upon which the California facility resides. The note, in the original amount of $250,000, bears interest at 6.75%. Monthly payments of principal and interest of $1,638 are due based on an amortization of twenty years. The note matures in May, 2013.

FIVE-YEAR MATURITY OF DEBT

Principal due during the next five years on all the Company’s long-term and current debt is as follows:

2009	$4,925,328
2010	329,721
2011	28,450
2012	3,679
2013	234,826
Thereafter	17,500,000

Subtotal	23,022,004
Less: discount	(230,492)

Total	$22,791,512

NOTE 12 — CAPITALIZED INTEREST COSTS

The Company has capitalized interest costs, net of certain interest income, in accordance with Statement of Financial Accounting Standards No. 62, “Capitalization of Interest Cost Involving Certain Tax-Exempt Borrowings and Certain Gifts and Grants”, related to its New Jersey Economic Development Authority Bonds in the amount of $1,317,438 and $403,572 as of December 31, 2008 and December 31, 2007, respectively.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capitalized interest costs are included in construction in progress initially on the consolidated balance sheets. As assets are placed in service, the capitalized interest is allocated among the cost basis of the assets ratably. During the year ending December 31, 2008, capitalized interest of $1,245,000 was allocated to assets placed in service and is being depreciated with the related assets.

NOTE 13 — OWNERS’ EQUITY (DEFICIT)

AUTHORIZED SHARES

At its April 3, 2008 special meeting of shareholders, the shareholders approved a resolution to decrease the number of common shares that the Company is authorized to issue from 75,000,000 to 40,000,000, and the number of preferred shares that the Company is authorized to issue from 25,000,000 to 10,000,000. The Company did this to realize saving on certain taxes that are based on the number of shares authorized, and the Company believes that 40,000,000 shares of common stock would be sufficient to meet its future needs.

STOCK ISSUANCES

The Company is authorized to issue 40,000,000 shares of $0.0001 par value common stock. Of the authorized shares, 733,333 of the authorized shares were issued to the founders of the Company (“founders’ shares”) on January 13, 2006. The Company did not receive any consideration for the founders’ shares. Because the Company had a negative estimated value on January 13, 2006, the Company recognized compensation expense at par value totaling $73 in connection with the issuance of the founders’ shares as par value represents the statutory minimum share value in the state of Delaware.

On February 21, 2006, the Company merged with Mining Organics Management LLC (“MOM”) and Mining Organics Harlem River Rail Yard LLC (“HRRY”). At that time, MOM was a fifty-percent owner of HRRY. The mergers were accounted for as a recapitalization of the Company. As a result of the recapitalization, 600,000 shares were issued to the members of HRRY.

On February 16, 2007 the Company successfully completed an initial public offering of 1,800,000 common shares and 3,600,000 warrants for a total offering of $9,900,000, before issuance costs. The Company’s initial public offering is presented net of issuance costs and expenses of $1,736,715 in the statements of changes in owners’ equity (deficit). The warrants consist of 1,800,000 redeemable Class A warrants and 1,800,000 non-redeemable Class B warrants, each warrant to purchase one share of common stock. The common stock and warrants traded as one unit until March 13, 2007 when they began to trade separately.

On February 16, 2007, as part of its initial public offering and under the original terms of the bridge loan agreement (Note 11), the Company issued 293,629 Bridge Equity Units to the Bridge Noteholders. On May 23, 2007, as consideration for extensions of the Bridge Loans, the Company issued 55,640 shares of common stock to the Bridge Noteholders, which represents 10% of the principal and interest repaid, divided by the five-day average share price prior to repayment of the debt. The statement of operations reflects an expense of $178,048 related to the issuance of these shares.

On February 16, 2007, as part of its initial public offering, the Company agreed to pay a 5% quarterly stock dividend, commencing March 31, 2007, and every full quarter thereafter until the Woodbridge, New Jersey facility is operational. As of December 31, 2007, the Company has declared four such quarterly dividends amounting to 747,296 shares. As of December 31, 2008, the Company has declared one additional quarterly dividend in the amount of 263,239 shares.

On October 1, 2008, the Company issued 45,480 shares of its common stock to a consultant as remuneration for services rendered. The related services were substantially complete when the stock was issued. The Company recognized $212,619 of expense related to the fair value of this issuance.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On October 22, 2008, the Company declared a stock dividend of 15% payable to shareholders of record as of November 17, 2008. This dividend resulted in the issuance of 969,318 shares of common stock.

WARRANTS

On February 16, 2007, in connection with the Company’s public offering, the Company sold 1,800,000 equity units consisting of one share of common stock, one Class A warrant and one Class B warrant. On March 13, 2007, the Class A and Class B warrants began to trade as separate securities. The Class A warrants are exercisable for one share of common stock, plus accumulated stock dividends, for $8.25. The Class A warrants expire on February 16, 2012 and, if certain conditions are met, the Company may redeem these warrants at a price of $0.25 per warrant prior to the expiration date. The Class B warrants are exercisable for one share of common stock, plus accumulated stock dividends, for $11.00. The Class B warrants expire on February 16, 2012 and there is no provision for the Company to redeem these warrants prior to the expiration date.

On January 24, 2008, in conjunction with the private financing arrangement of the Company described in Note 10, the Company issued 750,000 Class A and 750,000 Class B Warrants to the Investors. Such warrants are exercisable for one share of the Company’s common stock, adjusted for dividends, at $8.25 and $11.00, respectively. Once the Company’s registration statement related to the underlying shares was declared effective, one-half of the warrants were returned to the Company by the Investors, as described in Note 11.

WARRANT EXERCISE

The Company has received net proceeds of approximately $11,344,000 as a result of the exercise of approximately 1,381,000 Class A (which includes the warrant redemption discussed below) warrants and 600 Class B warrants in the year ended December 31, 2008. The Company issued approximately 1,781,000 shares of common stock in connection with the exercise of these warrants due to the cumulative effect of the Company’s stock dividends.

WARRANT REDEMPTION

On September 16, 2008, the Company announced the redemption of its outstanding Class A Warrants. The redemption date was set for October 17, 2008, and was subsequently extended a total of 31 days voluntarily by the Company to November 17, 2008. Any outstanding Class A warrants that had not been exercised before that date expired and are redeemable by the Company for $0.25 per warrant.

Until the redemption date, the Class A warrants were convertible into common stock at an exercise price of $8.25. Each warrant exercised at this price received 1.276 shares of common stock. Prior to the notification of redemption, approximately 756,000 Class A warrants had been exercised. After the redemption, an additional 683,000 warrants were exercised. In total, from both the exercise and redemption of warrants, the Company received proceeds of approximately $11,344,000. The Company is obligated to remit to its transfer agent funds sufficient to compensate warrant holders for the remaining warrants, which may be redeemed for $.25 each for an indefinite period. This amount of $284,237 was subtracted from the cash received for exercise of the warrants, representing the amount necessary to redeem the remaining warrants.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A warrant activity for the year ended December 31, 2008 and 2007 is as follows:

			Weighted	Weighted
		Exercise	Average	Average
		Price per	Exercise	Remaining
	Warrants	Warrant	Price	Life (Years)

Outstanding at December 31, 2006	—	$—
Issued:
February 16, 2007, in conjunction with initial public offering	1,800,000	8.25	8.25
February 16, 2007, in conjunction With bridge loans	293,629	8.25	8.25
February 16, 2007, in conjunction with underwriter units	180,000	8.25	8.25
Expired	—	—
Exercised	—	—

Outstanding at December 31, 2007	2,273,629	8.25	8.25	4.2
Issued:
January 24, 2008, in conjunction with private financing	750,000	8.25	8.25
Returned to the Company upon shareholder approval of exchange of term note for convertible note	(375,000)	$8.25
Exercised	(1,380,768)	$8.25
Expired	(1,267,861)	$8.25

Outstanding at December 31, 2008	—	$—		—

The fair value of Class A warrants totaled $2,387,310 at December 31, 2007 based on quoted market prices on that date. As of December 31, 2008, the Class A warrants have been removed from market trading.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class B warrant activity for the years ended December 31, 2008 and 2007 is as follows:

			Weighted	Weighted Average
		Exercise	Average	Remaining
		Price per	Exercise	Life
	Warrants	Warrant	Price	(Years)

Outstanding at December 31, 2006	—	$0
Issued:
February 16, 2007, in conjunction with initial public offering	1,800,000	11.00	11.00
February 16, 2007, in conjunction with bridge loans	293,629	11.00	11.00
February 16, 2007, in conjunction with underwriter shares	180,000	11.00	11.00
Expired	—	0
Exercised	—	0

Outstanding at December 31, 2007	2,273,629	11.00	11.00	4.2
Issued:
January 24, 2008, in conjunction with private financing	750,000	11.00	11.00
Returned to the Company upon shareholder approval of exchange of term note for convertible note	(375,000)	11.00	11.00
Exercised	600	11.00	11.00

Outstanding at December 31, 2008	2,648,029	$11.00	11.00	3.2

The fair value of Class B warrants totaled $3,442,438 and $3,410,444 at December 31, 2008 and 2007, respectively, based on quoted market prices on that date.

STOCK OPTION PLAN

In June 2006, the Company’s Board of Directors and stockholders approved the 2006 Stock Option Plan (the “Option Plan”). The Option Plan authorizes the grant and issuance of options and other equity compensation to employees, officers and consultants. A total of 666,667 shares of common stock are reserved for issuance under the Option Plan. The Option Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”). Subject to the provisions of the Option Plan, the Committee determines who will receive the options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the Option Plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of the Company’s voting stock. The exercise price of an incentive stock option granted under the Option Plan must be equal to or greater than the fair market value of the shares of the Company’s common stock on the date the option is granted. The exercise price of a non-qualified option granted under the Option Plan must be equal to or greater than 85% of the fair market value of the shares of the Company’s common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of the Company’s voting stock must have an exercise price equal to or greater than 110% of the fair market value of the Company’s common stock on the date the option is granted. Stock options issued under the option plan vest immediately upon date of grant.

At a Special Meeting of Shareholders on April 3, 2008, the shareholders approved an amendment to the 2006 Stock Option Plan to include an “evergreen” provision pursuant to which on January 1st of each year, commencing in 2009, the number of shares authorized for issuance under the 2006 Stock Option Plan shall

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

automatically be increased to an amount equal to 20% of the shares of the common stock outstanding on the last day of the prior fiscal year. The Shareholders also approved an amendment to the Plan to increase the number of options available under the plan from 666,667 to 1,666,667. On June 27, 2008, an additional 736,735 options were granted, and vested on that date. Taking into account all options issued, the Company has 276,932 options available to grant under the plan.

The options granted on June 27, 2008 have an exercise price of $5.02 and expire ten years from the grant date. The exercise price was based on the closing price of the stock on the date of grant. The fair value of the options was estimated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 3.52%; no dividend yield; volatility factor of 52.3%; and an expected term of 5 years. The resulting expense of approximately $2.3 million is included in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2008.

During the year ended December 31, 2007, in accordance with the director compensation policy of the Committee, an additional 10,000 options were granted to a Director upon his appointment to the Board. The options vested on the grant date, have an exercise price of $3.75 per share and expire five years from the grant date. The fair value for the 10,000 immediately vesting stock options granted in 2007 was estimated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.9%; no dividend yield; expected volatility factor of 16.9%; and an expected term of five years. The Company’s stock option compensation expense totaling $5,929 has been included in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2007.

Stock option activity for the period January 1, 2007 through December 31, 2008 is as follows:

			Weighted
			Average	Average
	Stock	Price per	Exercise	Remaining
	Options	Share	Price	Life (Years)

Outstanding and exercisable at December 31, 2006	643,000	$3.75	$3.75
Granted	10,000	3.75	3.75
Expired	—
Exercised	—

Outstanding and exercisable at December 31, 2007	653,000	3.75	3.75	4.2
Granted	736,735	5.02
Expired	—
Exercised	(143,000)	3.75

Outstanding and exercisable at December 31, 2008	1,246,735	$	$4.50	4.0

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2008 and 2007 is $0 and $946,850, respectively. The aggregate intrinsic value represents the total pretax intrinsic value, based on options with an exercise price less than the Company’s closing stock price of $3.54 and $5.20 as of December 31, 2008 and 2007, respectively, which would have been received by the option holders had those option holders exercised their options as of that date.

As of December 31, 2008 and 2007, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plan. During the year ended December 31, 2008, the Company has received approximately $536,000 as a result of the exercise of 143,000 options.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 — INCOME TAXES

At December 31, 2008, the Company had accumulated net operating losses of approximately $26,553,000, of which approximately $16,700,000 may be offset against future taxable income, if any, ratably through 2028.

The Company has fully reserved the approximately $7,588,000 tax benefit of these losses with a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined to be more likely than not.

There is a minimum current tax provision for the years ended December 31, 2008 and 2007.

The effective tax rate based on the federal and state statutory rates is reconciled to the actual tax rate for the years ended December 31, 2008 and 2007 as follows:

	2008	2007

Statutory federal income tax rate	34%	34%
Statutory state income tax rate	6	6
Valuation allowance on net deferred tax assets	(40)	(40)

Effective tax rate	—%	—%

The components of the net deferred tax asset (liability) at December 31, 2008 and 2007 are as follows:

	2008	2007

Deferred tax assets:
Net operating losses	$6,148,000	$2,120,000
Accrued compensation	120,000	120,000
Stock options	1,320,000	400,000
Valuation allowance	(7,588,000)	(2,640,000)

	$—	$—

The Company’s valuation allowance increased $4,948,000 and $1,140,000 for the years ended December 31, 2008 and 2007, respectively.

The Company has a tax benefit of approximately $1,320,000 related to the grant of common stock to certain key employees and advisors. Pursuant to SFAS No. 123(R), the benefit will be recognized and recorded to APIC when the benefit is realized through the reduction of taxes payable.

The Company complies with the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on an examination by the taxing authorities, based on the technical merits of the position. The Company has determined that the Company has no uncertain tax positions requiring recognition under FIN No. 48.

The Company is subject to U.S. federal income tax as well as income tax of certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service or any states in connection with its income taxes. The periods from January 1, 2005 to December 31, 2008 remain open to examination by the U.S. Internal Revenue Service and state authorities.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties, if incurred, as a component of income tax expense.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15 — SEGMENT REPORTING

In June 1997, SFAS 131, “Disclosure about Segments of an Enterprise and Related Information” was issued, which amends the requirements for a public enterprise to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available that is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has no reportable segments at December 31, 2008 and 2007.

NOTE 16 — RELATED PARTY TRANSACTIONS

OPERATING LEASE-HEADQUARTERS

The Company is renting the premises under a verbal agreement with ECAP, LLC, a related party. The managing member of ECAP, LLC was a director and is a shareholder of the Company and is also the brother of the Company’s President and CEO. The rental agreement provides for rent and support, as agreed between the Company and ECAP, LLC and for reimbursement of expenses by the Company for office and other expenses. These expenses totaled $5,600 for the period from January 1, 2007 to February 28, 2007.

As of March 1, 2007, the Company began to pay the $2,800 per month rental payment directly to the unrelated landlord for this office space. There is no lease term and rental of the office space is on a month to month basis. Rent expense for the period from March 1, 2007 to December 31, 2007 totaled $28,000 relating to this lease. In the year ending December 31, 2008, the Company incurred $33,600 of expense related to this lease.

SERVICE AGREEMENT

The Company has entered into a services agreement dated May 29, 2003, as modified October 6, 2004, with one of its principal stockholders, Weston Solutions, Inc. (“Weston”). Weston has been engaged to provide engineering and design services in connection with the construction of the Woodbridge organic waste conversion facility. The total amounts incurred by the Company for services provided by Weston were $0 and $116,480 for the years ended December 31, 2008 and 2007, respectively.

LEGAL FEES

During the year ended 2007, the Company incurred legal fees totaling $10,000 to a law firm affiliated with the Company’s President and CEO and partially owned by a brother of the Company’s CEO. These fees of $10,000 were paid in 2008.

ACCRUED COMPENSATION-OFFICERS, DIRECTORS AND CONSULTANTS

As of December 31, 2008 and 2007 the Company has an accrued liability totaling $430,748 and $397,781, respectively, representing accrued compensation to officers, directors and consultants.

CONVERTED ORGANICS OF RHODE ISLAND, LLC

Converted Organics of Rhode Island, LLC was formed for the purpose of developing and operating a waste to fertilizer facility in Johnston, Rhode Island. A development consultant who has provided services to the Company is a 10% minority owner of Converted Organics of Rhode Island, LLC. For the years ending December 31, 2008 and 2007, the consultant was paid $60,000 and $60,000, respectively, for services rendered.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PACKAGING VENDOR

The Company has purchased packaging materials from a vendor which is partially owned by an employee of the Company. The Company made purchases of $141,000 from this vendor in the year ending December 31, 2008.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

LEASES

In addition to the Company’s IBRC commitment (Note 10) and operating lease commitment for its headquarters (Note 16), the Company signed a lease during June 2006 for its Woodbridge, New Jersey facility. The lease term is for ten years with an option to renew for an additional ten years. Future minimum lease payments under this lease are as follows:

For years ended December 31,
2009	$934,820
2010	934,820
2011	946,195
2012	959,097
2013	967,383
2014 and thereafter	7,410,639

$12,152,954

For the years ended December 31, 2008 and 2007, the Company has recorded rent expense of $740,351 and $745,633, respectively, in relation to this lease.

In September, 2008, the Company entered into a lease agreement for 9 acres of land at the central landfill in Johnston, RI, with the Rhode Island Resource Recovery Corporation. The Company plans to build its next facility at this location. The lease requires monthly payments of $9,167. Once the facility is operational, the monthly rent will also include a charge of $8 per ton of fertilizer sold from the facility. The term of the lease is twenty years. Future minimum payments under this lease are as follows:

For years ended December 31,
2009	$110,000
2010	110,000
2011	110,000
2012	110,000
2013	110,000
2014 and thereafter	1,613,334

$2,163,334

The Company recognized $36,667 of expense related to this lease in 2008, which is included in Research & Development on the consolidated statement of operations.

LEGAL PROCEEDINGS

The Company is not currently aware of any pending or threatened legal proceeding to which it is or would be a party, or any proceedings being contemplated by governmental authorities against it, or any of its executive officers or directors relating to the services performed on the Company’s behalf except that the

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company received notice that a complaint had been filed in a putative class action lawsuit on behalf of 59 persons or entities that purchased units pursuant to a financing terms agreement dated April 11, 2006 (“FTA”), captioned Gerald S. Leeseberg, et al. v. Converted Organics, Inc., filed in the U.S. District Court for the District of Delaware. The lawsuit alleges breach of contract, conversion, unjust enrichment, and breach of the implied covenant of good faith in connection with the alleged failure to register certain securities issued in the FTA, and the redemption of our Class A warrants in November 2008. The lawsuit seeks damages related to the failure to register certain securities, including alleged late fee payments, of approximately $5.25 million, and unspecified damages related to the redemption of the Class A warrants. In February 2009, the Company filed a Motion for Partial Dismissal of Complaint. It is uncertain when the Court will rule on this motion. The Company plans to vigorously defend itself in this matter and is unable to estimate any contingent losses that may or may not be incurred as a result of this litigation and its eventual disposition. Accordingly, no contingent loss has been recorded by the Company related to this matter.

NOTE 18 — SUBSEQUENT EVENTS

On January 24, 2009, the Company entered into an amendment on its $4.5 million convertibles debentures, which became due on January 24, 2009. The lenders extended the due date of these notes until July 24, 2009 and began to convert these notes into shares of the Company’s common stock using the default conversion rate as described in Note 11. The Company and the lenders further agreed that no interest would be charged during the six-month extension and that it is the lenders’ intention to convert the loan into shares sufficient to pay-off the balance of the debt.

On March 6, 2009, the Company entered into an agreement with the holders of its $17.5 million of New Jersey Economic Development Authority Bonds to release $2.0 million for capital expenditures and lease payments on its New Jersey facility and to defer interest payments on the bonds thru July 30, 2009. These funds had been held in a reserve for bond principal and interest payments along with a reserve for lease payments. As consideration for the release of the reserve funds, the Company issued the bond holders 2,284,409 Class B warrants. The Class B warrants are exercisable at $11.00 per warrant share.

On March 6, 2009, the Company entered into a into an agreement with a private investor under which, upon stockholder approval, will issue a series of 10% convertible notes in an aggregate principal amount of up to $1,500,000 with a 10% original issue discount. The investor placed funds into escrow on March 10, 2009 to acquire $500,000 in principal amount of the convertible notes to be released upon receiving stockholder approval, and will acquire four additional $250,000 increments in principal amount of the note with the first increment occurring on the 30th day after receiving stockholder approval, and the remaining three increments occurring monthly, thereafter.

Item 1.	Financial Statements

CONVERTED ORGANICS INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,808,156	$3,357,940
Restricted cash	50,941	2,547,557
Accounts receivable, net	503,998	313,650
Inventories	407,973	289,730
Prepaid rent	490,286	389,930
Other prepaid expenses	128,399	73,937
Deposits	92,520	141,423
Other receivables	—	94,250
Deferred financing and issuance costs, net	—	22,042

Total current assets	3,482,273	7,230,459

Deposits	861,244	912,054
Restricted cash	29,716	60,563
Property and equipment, net	22,825,134	19,725,146
Construction-in-progress	217,564	974,900
Capitalized bond costs, net	838,175	862,010
Intangible assets, net	2,709,961	2,852,876

Total assets	$30,964,067	$32,618,008

LIABILITIES AND OWNERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Term notes payable — current	$1,261,089	$89,170
Accounts payable	4,279,836	3,583,030
Accrued compensation, officers, directors and consultants	389,849	430,748
Accrued legal and other expenses	363,545	164,620
Accrued interest	616,249	601,166
Convertible notes payable, net of unamortized discount	342,984	4,602,660
Capital lease obligations — current	11,284	—
Mortgage payable	—	3,006

Total current liabilities	7,264,836	9,474,400

Capital lease obligation, net of current portion	34,806	—
Term notes payable, net of current portion	1,008,094	—
Mortgage payable, net of current portion	—	245,160
Convertible note payable, net of current portion	198,466	351,516
Bonds payable	17,500,000	17,500,000

Total liabilities	26,006,202	27,571,076

COMMITMENTS AND CONTINGENCIES	—	—
OWNERS’ EQUITY (DEFICIT)
Preferred stock, $.0001 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock, $.0001 par value, authorized 40,000,000 shares at December 31, 2008 and 75,000,000 at June 30, 2009	1,835	743
Additional paid-in capital	40,668,709	31,031,647
Member’s equity	—	619,657
Accumulated deficit	(35,712,679)	(26,605,115)

Total owners’ equity	4,957,865	5,046,932

Total liabilities and owners’ equity	$30,964,067	$32,618,008

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	(Unaudited)

Revenues	$992,364	$492,864	$1,484,203	$752,907
Cost of good sold	2,113,074	402,552	3,757,264	624,548

Gross (loss) profit	(1,120,710)	90,312	(2,273,061)	128,359
Operating expenses
General and administrative expenses	2,502,643	3,759,197	4,175,661	5,346,419
Research and development	12,116	70,540	179,500	198,387
Depreciation expense	306,036	3,051	626,216	6,889
Amortization of capitalized costs	79,251	99,834	180,542	186,083
Amortization of license	4,125	4,125	8,250	8,250

Loss from operations	(4,024,881)	(3,846,435)	(7,443,230)	(5,617,669)

Other income/(expenses)
Interest income	11,952	77,807	22,247	206,627
Derivative gain	2,153,106	—	3,565,091	—
Other income	39,201	—	39,201	—
Interest expense	(1,202,959)	(2,374,165)	(3,109,711)	(3,127,332)

	1,001,300	(2,296,358)	516,828	(2,920,705)

Loss before provision for income taxes	(3,023,581)	(6,142,793)	(6,926,402)	(8,538,374)
Provision for income taxes	—	—	—	—

Net loss	$(3,023,581)	$(6,142,793)	$(6,926,402)	$(8,538,374)

Net loss per share, basic and diluted	(0.19)	(1.02)	(0.58)	(1.49)

Weighted average common shares outstanding	15,937,329	6,009,919	11,985,904	5,747,616

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

CONSOLIDATED STATEMENT OF CHANGES IN OWNERS’ EQUITY (DEFICIT)
Six Months Ended June 30, 2009

	Common Stock					Total
	Share Issued and		Additional	Member’s	Accumulated	Owners’ Equity
	Outstanding	Amount	Paid-in Capital	Equity	Deficit	(Deficit)
	(Unaudited)

Balance, January 1, 2009, before cumulative effect of change in accounting principle	7,431,436	$743	$31,031,647	$619,657	$(26,605,115)	$5,046,932
Cumulative effect of change in accounting principle	—	—	(2,936,250)	—	(2,146,858)	(5,083,108)

Balance, January 1, 2009, after cumulative effect of change in accounting principle	7,431,436	743	28,095,397	619,657	(28,751,973)	(36,176)
Member’s contributions	—	—	—	915,651	—	915,651
Member’s distributions	—	—	—	(201,630)	—	(201,630)
Deconsolidation of former variable interest entity	—	—	—	(1,367,982)	—	(1,367,982)
Common stock issued to holders of convertible notes payable in connection with extension	200,000	20	561,980	—	—	562,000
Common stock issued upon conversion of convertible notes payable	7,600,644	760	6,224,835	—	—	6,225,595
Common stock issued as compensation	121,528	12	120,301	—	—	120,313
Warrants issued in connection with release of restricted cash	—	—	662,479	—	—	662,479
Warrants issued in connection with financing short-term non-convertible note	—	—	920,995	—	—	920,995
Issuance of stock options	—	—	190,022	—	—	190,022
Common stock issued upon exercise of warrants	1,500,000	150	1,964,850	—	—	1,965,000
Issuance of common stock	1,500,000	150	1,927,850	—	—	1,928,000
Net income (loss)	—	—	—	34,304	(6,960,706)	(6,926,402)

Balance, June 30, 2009	18,353,608	$1,835	$40,668,709	$—	$(35,712,679)	$4,957,865

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,	June 30,
	2009	2008
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,926,402)	$(8,538,374)
Adjustments to reconcile net loss to net cash used in operating activities:
Consolidation of variable interest entity	—	6,164
Deconsolidation of variable interest entity	(596,170)	—
Amortization of intangible asset — license	8,250	8,250
Amortization of capitalized bond costs	23,835	23,835
Amortization of deferred financing fees	22,042	159,100
Amortization of intangible assets	134,665	—
Depreciation of fixed assets	1,015,444	98,194
Beneficial conversion feature	230,492	858,064
Amortization of discounts on private financing	147,813	1,563,750
Common stock issued for extension of convertible note payable	562,000	—
Common stock issued as compensation	120,313	—
Stock option compensation expense	190,022	2,329,951
Warrants issued in connection with private financing and equity transactions	1,583,474	—
Derivative gain	(3,565,091)	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(262,558)	(238,340)
Inventory	(118,243)	(265,187)
Prepaid expenses and other current assets	(154,818)	(576,152)
Other assets	94,250	9,115
Deposits	108,713	(147,397)
Increase (decrease) in:
Accounts payable and other accrued expenses	3,195,195	598,309
Accrued compensation — officers, directors and consultants	(40,899)	(38,423)
Accrued interest	133,467	29,729
Other	(39,201)	25,000

Net cash used in operating activities	(4,133,407)	(4,094,412)

CASH FLOWS FROM INVESTING ACTIVITIES
Release of restricted cash	2,527,463	6,194,617
Cash paid for acquisitions	—	(1,500,000)
Purchase of fixed assets	(3,512,559)	(131,222)
Capitalized interest	—	(398,570)
Construction costs	—	(5,329,283)

Net cash used in investing activities	(985,096)	(1,164,458)

CASH FLOWS FROM FINANCING ACTIVITIES Member’s contributions	230,983	425,000
Member’s distributions	(201,630)	—
Net proceeds from exercise of options	—	536,250
Net proceeds from exercise of warrants	1,965,000	6,159,580
Net proceeds from stock offering	1,928,000	—
Net proceeds from nonconvertible short-term note	1,183,500	—
Repayment of nonconvertible short-term note	(1,331,313)	—
Proceeds from private financing, net of original issue discount	—	3,715,000
Repayment of capital lease obligations	(6,888)	—
Repayment of term notes	(197,990)	(657,276)
Repayment of mortgage payable	(943)	(4,833)

Net cash provided by financing activities	3,568,719	10,173,721

NET (DECREASE) INCREASE IN CASH	(1,549,784)	4,914,851
Cash and cash equivalents, beginning of period	3,357,940	287,867

Cash and cash equivalents, end of period	$1,808,156	$5,202,718

Supplemental cash flow information:
Cash paid during the period in:
Interest	$1,031,973	$893,571
Non-cash financing activities:
Financing costs paid from proceeds of private financing	$—	$335,000
Equipment acquired through assumption of capital lease	52,979	—
Equipment acquired through assumption of term note	118,250	—
Common stock issued upon conversion of convertible notes payable	6,225,595	—
Beneficial conversion discount on convertible note	—	2,943,386
Discount on warrants issued in connection with financing	—	1,113,750

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 — BASIS OF PRESENTATION AND NATURE OF OPERATIONS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. Certain information and footnote disclosures normally included in the annual financial statements of Converted Organics Inc. (the “Company”) have been condensed or omitted. In the Company’s opinion, the unaudited interim consolidated financial statements and accompanying notes reflect all adjustments, consisting of normal and recurring adjustments that are necessary for a fair presentation of its financial position and operating results as of and for the three and six month interim periods ended June 30, 2009 and 2008.

The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year. This Form 10-Q should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Form 10-K as of and for the year ended December 31, 2008.

NATURE OF OPERATIONS

Converted Organics Inc. uses food and other waste as a raw material to manufacture, sell and distribute all-natural soil amendment products combining disease suppression and nutrition characteristics. The Company generates revenues from two sources: product sales and tip fees. Product sales revenue comes from the sale of the Company’s fertilizer products. The Company’s products possess a combination of nutritional, disease suppression and soil amendment characteristics. Tip fee revenue is derived from waste haulers who pay the Company “tip” fees for accepting food waste generated by food distributors such as grocery stores, produce docks and fish markets, food processors, and hospitality venues such as hotels, restaurants, convention centers and airports.

Converted Organics of California, LLC (“California”), a California limited liability company and wholly-owned subsidiary of the Company, was formed when the Company acquired the assets of United Organics Products, LLC. California operates a plant in Gonzales, California, in the Salinas Valley. California produces approximately 25 tons of organic fertilizer per day, and sells primarily to the California agricultural market. The California facility employs a proprietary method called High Temperature Liquid Composting (“HTLC”). The facility is currently being upgraded to expand its capacity and to enable it to accept larger amounts of food waste from waste haulers, thereby increasing revenue.

The Company’s second facility, located in Woodbridge, New Jersey (“Woodbridge”), is designed to service the New York-Northern New Jersey metropolitan area. The Company constructed this facility and it became partially operational in the second quarter of 2008. Converted Organics of Woodbridge, LLC, a New Jersey limited liability company and wholly owned subsidiary of the Company, was formed for the purpose of owning, constructing and operating the Woodbridge, New Jersey facility.

Converted Organics of Rhode Island, LLC (“Rhode Island”), a Rhode Island limited liability company and subsidiary of the Company, was formed in July 2008 for the purpose of developing a facility at the Rhode Island central landfill.

NOTE 2 — GOING CONCERN — MANAGEMENT’S PLAN OF OPERATION

As of December 31, 2008, the Company had incurred a net loss of approximately $16.2 million during the year ended December 31, 2008, had a working capital deficiency as of December 31, 2008 and an accumulated deficit of approximately $26.6 million. As of June 30, 2009, the Company continued to have a working capital deficiency and for the six months ended June 30, 2009 the Company had a net loss of $6.9 million and an accumulated deficit of approximately $35.7 million. The report of our independent

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

registered public accounting firm as of and for the year ended December 31, 2008 contains an explanatory paragraph raising substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

The Company currently has manufacturing capabilities in its Woodbridge and Gonzales facilities as a means to generate revenues and cash. The Company’s cash requirements on a monthly basis are approximately $275,000 at the corporate level, $500,000 for Woodbridge and $175,000 for Gonzales. Currently, only the Gonzales facility is generating enough cash flow to cover its cash requirements, leaving the Company with a cash shortfall of approximately $725,000 per month. The Company estimates, that at current production capacity, it could provide enough product to achieve additional sales of $1,000,000 to $1,500,000 per month which, at those levels, would provide sufficient cash flow to cover the Company’s operating requirements, including additional variable costs associated with increased production. Until such sales levels are achieved and the Company is cash flow positive, the Company will have to seek additional means of financing in order to cover the shortfall.

During the first six months of 2009, the Company has settled the entire $4.5 million convertible debenture balance from the Company’s private financing in 2008 (the “2008 Financing”) by converting the balance into shares of its common stock. In addition, during the first six months of 2009, the holders of the NJEDA bonds released $2.0 million of escrowed funds for the Company to use and the Company has secured $1,331,000 of secured debt financing. In addition, the Company has filed a shelf registration statement which will allow the Company to sell shares into the market to raise additional financing. The Company plans to use the proceeds from the $1,331,000 secured debt and the shelf registration statement to fund working capital requirements, retire debt and to add additional sales and marketing personnel in order to achieve increased sales levels during the remainder of 2009. During the second quarter of 2009, the Company raised approximately $4.2 million from the sale of common stock registered under the shelf registration statement. These funds were used to retire the $1,331,000 secured debt and to provide additional working capital for the Company.

There can be no assurance that the Company can raise additional funds from the sale of common stock registered under the shelf registration statement or achieve the desired sales levels and, if neither were achieved, the Company estimates that it would have sufficient cash to last through October 2009. In addition, the Company has outstanding amounts due to its New Jersey construction vendors of approximately $4.2 million. The Company does not anticipate that funds from the sale of common stock registered under the shelf registration statement will be used towards payment of these amounts. The Company has negotiated with all, except one, contractor to issue notes for the outstanding amount owed. The Company has not finalized negotiations with the remaining contractor who has placed a lien on the Woodbridge facility and has commenced a lawsuit in the matter.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying unaudited interim consolidated financial statements include the transactions and balances of Converted Organics Inc. and its subsidiaries, Converted Organics of California, LLC, Converted Organics of Woodbridge, LLC and Converted Organics of Rhode Island, LLC. The transactions and balances of Valley Land Holdings, LLC, a variable interest entity of Converted Organics of California, LLC, were also consolidated therein until April 1, 2009. All intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements included Valley Land Holdings, LLC (“VLH”), as VLH had been deemed to be a variable interest entity of the Company as it was the primary beneficiary of that variable interest entity following the acquisition of the net assets of United Organic Products, LLC. VLH’s assets and

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NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

liabilities consist primarily of cash, land and a mortgage note payable on the land on which the California facility is located. Its operations consist of rental income on the land from the Company and related operating expenses. In 2009, the sole member of VLH contributed cash and property to VLH in a recapitalization. VLH has henceforth been sufficiently capitalized and is no longer considered to be a variable interest entity of the Company. The Company has deconsolidated VLH as a variable interest entity as of April 1, 2009 in its financial statements.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers financial instruments with an original maturity date of three months or less from the date of purchase to be cash equivalents. The Company had cash equivalents of $0 at June 30, 2009 and $534,800 at December 31, 2008 consisting of certificates of deposit. These certificates of deposit were held by VLH.

RESTRICTED CASH

As of June 30, 2009, the Company had remaining approximately $81,000 of restricted cash as required by its bond agreement with the New Jersey Economic Development Authority. This cash was raised by the Company in its initial public offering and bond financing on February 16, 2007 and is set aside in reserve for bond principal and interest payments along with a reserve for lease payments. The Company has classified this restricted cash as non-current to the extent that such funds are to be used to acquire non-current assets or are to be used to service non-current liabilities. Third party trustee approval is required for disbursement of all restricted funds.

ACCOUNTS RECEIVABLE

Accounts receivable represents balances due from customers, net of applicable reserves for doubtful accounts. In determining the need for an allowance, objective evidence that a single receivable is uncollectible, as well as historical collection patterns for accounts receivable are considered at each balance sheet date. At June 30, 2009 and December 31, 2008, an allowance for doubtful accounts of $16,000 has been established against certain receivables that management has identified as uncollectible.

INVENTORIES

Inventories are valued at the lower of cost or market, with cost determined by the first in, first out basis. Inventory consists primarily of raw materials and finished goods, which consist of soil amendment products. Inventory balances are presented net of applicable reserves. There were no inventory reserves deemed necessary by management at June 30, 2009 and December 31, 2008.

PREPAID RENT

The Company has recorded prepaid rent on its consolidated balance sheets which represents the difference between actual lease rental payments made as of June 30, 2009 and December 31, 2008, and the straight-line rent expense recorded in the Company’s consolidated statements of operations for the periods then ended relating to the Company’s facilities in Woodbridge, New Jersey and Gonzales, California.

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NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

DEFERRED FINANCING COSTS

In connection with the private financing arrangement of January 24, 2008, the Company incurred legal and placement fees of $345,000. These fees were amortized over one year. Amortization expense of $22,042 and $150,458 was recorded during the six months ended June 30, 2009 and 2008, respectively, related to these costs. These costs have been fully amortized into expense as of June 30, 2009.

INTANGIBLE ASSETS

The Company accounts for its intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that intangible assets with finite lives, such as the Company’s license, be capitalized and amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable.

LONG-LIVED ASSETS

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such reviews are based on a comparison of the asset’s undiscounted cash flows to the recorded carrying value of the asset. If the asset’s recorded carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, the asset is written down to its estimated fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment charges were deemed necessary during the three and six month periods ended June 30, 2009 or 2008.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of seven to twenty years.

CAPITALIZED BOND COSTS

In connection with its $17.5 million bond financing on February 16, 2007, the Company has capitalized bond issuance costs of $953,375 and is amortizing these costs over the life of the bond. Amortization expense of $11,917 and $23,835 was recorded in each of the three and six month periods ended June 30, 2009 and 2008, respectively.

REVENUE RECOGNITION

In accordance with Staff Accounting Bulletin 104, “Revenue Recognition in Financial Statements,” (“SAB 104”) revenue is recognized when each of the following criteria is met:

•	Persuasive evidence of a sales arrangement exists;

•	Delivery of the product has occurred;

•	The sales price is fixed or determinable, and

•	Collectability is reasonably assured.

In those cases where all four criteria are not met, the Company defers recognition of revenue until the period these criteria are satisfied. Revenue is generally recognized upon shipment.

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NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

SHIPPING AND HANDLING COSTS

The Company records freight billed to customers for shipment of product as revenue with an offsetting charge to cost of goods sold for freight paid on shipments to customers.

FAIR VALUE MEASUREMENTS

The Company has partially implemented SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) for assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value. This standard only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. The standard is effective for fiscal years beginning after November 15, 2008. The major categories of assets and liabilities that have not been measured and disclosed using SFAS No. 157 fair value guidance are property and equipment and goodwill.

NEWLY ADOPTED ACCOUNTING STANDARDS

In January 2009, the Company adopted Statement of Financial Accounting Standards (“SFAS”), No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), which changes the disclosure requirements for Derivative instruments and hedging activities. SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The adoption of SFAS 161 did not have a material impact on the condensed consolidated financial statements.

In January 2009, the Company adopted Emerging Issues Task Force “(EITF”) Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”) effective January 1, 2009. The adoption of EITF 07-5’s requirements can affect the accounting for warrants and many convertible instruments with certain provisions that protect holders from a decline in the stock price (or “down-round” provisions). Warrants and convertible instruments with such provisions may no longer be recorded in equity. The Company evaluated whether its stock warrants and the conversion feature in its convertible notes contain provisions that protect holders from declines in the stock price or otherwise could results in modification of the exercise price and/or shares to be issued under the respective agreements based on a variable that is not an input to the fair value of a fixed-for-fixed option. The Company determined that the conversion features in the convertible notes issued in the January 2008 private financing contain such provisions.

In accordance with EITF 07-5, the Company, beginning on January 1, 2009, bifurcated and recognized these embedded conversion features as derivative liabilities at their fair value on each reporting date. The cumulative effect of the change in accounting for these instruments of $5,083,108 was recognized as an adjustment to the opening balance of accumulated deficit and additional paid-in capital at January 1, 2009. The cumulative effect adjustment was the difference between the amounts recognized in the consolidated balance sheet before initial adoption of EITF 07-5 and the amounts recognized in the consolidated balance sheet upon the initial application of EITF 07-5. The amounts recognized in the balance sheet as a result of the initial application of EITF 07-5 on January 1, 2009 were determined based on the amounts that would have been recognized if EITF 07-5 had been applied from the issuance date of conversion features.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP No. 107-1”). FSP No. 107-1 requires summarized disclosure in interim periods of the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the financial statements, as required by SFAS No. 107,

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NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

Disclosures about Fair Value of Financial Instruments and Accounting Principles Board Opinion No. 28, Interim Financial Reporting. Previous to FSP No. 107-1, such disclosures were required only for annual periods. The adoption of FSP No. 107-1 on April 1, 2009 resulted in additional disclosures in the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of SFAS No. 165 on June 30, 2009 required the Company to disclose the date through which they have evaluated subsequent events and whether that date is the date the financials were issued.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (“EPS”) is computed by dividing the net income (loss) attributable to the common stockholders (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted income (loss) per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock, such as stock options and warrants (using the “treasury stock” method), and convertible preferred stock and debt (using the “if-converted” method), unless their effect on net income (loss) per share is antidilutive. Under the “if-converted” method, convertible instruments are assumed to have been converted as of the beginning of the period or when issued, if later. The effect of computing the diluted income (loss) per share is antidilutive and, as such, basic and diluted earnings (loss) per share are the same for the three and six month periods ended June 30, 2009 and 2008.

SEGMENT REPORTING

The Company has no reportable segments as defined by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.”

NOTE 4 — INVENTORIES

The Company’s inventories consisted of the following at June 30, 2009 and December 31, 2008:

	2009	2008

Finished goods	$114,580	$214,053
Raw materials	152,016	18,785
Packaging materials	141,377	56,892

Total inventories	$407,973	$289,730

NOTE 5 — FAIR VALUE MEASUREMENTS

SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with SFAS No. 157, the following summarizes the fair value hierarchy:

•	Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

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NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

•	Level 2 — Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant observable inputs are available, either directly or indirectly such as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 — prices or valuations that require inputs that are unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company’s assets and liabilities that are reported at fair value in the accompanying consolidated balance sheets as of June 30, 2009 and December 31, 2008 were as follows:

		Balance
	Observable Inputs	June 30, 2009	December 31, 2008

Assets
Certificate of Deposit	Level 2	$0	$534,821

The Company has other non-derivative financial instruments, such as cash, accounts receivable, accounts payable, accrued expenses and long-term debt, whose carrying amounts approximate fair value.

NOTE 6 — DEBT

TERM NOTES

The Company has a term note payable to its CEO, Edward J. Gildea. The unsecured term note for $89,170 is dated April 30, 2007 with an original maturity of April 30, 2009 and accrues interest at 12% per annum. The note has been extended for one year until April 30, 2010. The Company paid accrued interest of $21,400 upon extension of the note’s due date. This note is subordinate to the New Jersey EDA bonds.

The Company entered into a financing agreement with an equipment financing company to acquire equipment for its Woodbridge facility. The note is for $118,250, bears an imputed interest rate of 9% and has a three year term, maturing January, 2012.

On April 1, 2009, the Company agreed to convert certain accounts payable into a 12 month note with its landlord at the New Jersey facility, Recycling Technology Development Corporation (“Recycling Technology”). The Note bears interest at 9%, payable quarterly in arrears commencing September 30, 2009. The Note requires payments of $263,573 on September 30 and December 31, 2009, to be applied first to accrued interest and then to principal. A final installment of $318,832 is due on March 31, 2010.

On June 17, 2009, the Company agreed to convert certain accounts payable into a 24 month note with SNC-Lavalin Project Services, Inc. (“SNC-Lavalin”) for $888,000. The terms of the Note require a $100,000 down payment, interest only payments for six months and the remaining principal balance to be repaid in 18 monthly installments of $43,778 commencing January 16, 2010. The Note has a stated interest rate of 6% for the first six months and 0% for months seven through twenty four. SNC-Lavalin’s lien will be released upon full and final payment of the Note. The Company has recorded a discount on the note representing imputed interest of $39,200, which will be amortized during the non-interest bearing period of the note repayment.

On June 19, 2009, the Company also agreed to convert certain accounts payable into a 24 month note with Hatzel & Buehler, Inc. (“Hatzel & Buehler”) for $620,235. The terms of the Note require a $65,560 down payment, interest only payments for six months and the remaining principal and interest balance to be

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NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

repaid in 18 monthly installments of $32,300 commencing February 1, 2009. The Note has a stated interest rate of 6% for the entire 24 month term. Hatzel & Buehler’s lien will be released upon full and final payment of the Note.

The Company obtained the necessary bondholder consents to enter into these agreements.

BOND FINANCING

On February 16, 2007, concurrent with its initial public offering, the Company’s wholly-owned subsidiary, Woodbridge, completed the sale of $17,500,000 of New Jersey Economic Development Authority Bonds. Direct financing costs related to this issuance totaled approximately $953,000, which have been capitalized and are being amortized over the life of the bonds. The bonds carry a stated interest rate of 8% and mature on August 1, 2027. The bonds are secured by a leasehold mortgage and a first lien on the equipment of Woodbridge. In addition, Woodbridge had agreed to, among other things, establish a fifteen month capitalized interest reserve and to comply with certain financial statement ratios. The capitalized interest reserve has been depleted and is now being funded monthly by the Company. The Company has provided a guarantee to the bondholders on behalf of Woodbridge for the entire bond offering.

On March 6, 2009, the Company entered into an agreement with the holders of the New Jersey Economic Development Authority Bonds to release $2.0 million for capital expenditures on its New Jersey facility and to defer interest payments on the bonds through July 30, 2009. These funds had been held in a reserve for bond principal and interest payments along with a reserve for lease payments. As consideration for the release of the reserve funds, the Company issued the bond holders 2,284,409 Class B warrants. The Class B warrants are exercisable at $11.00 per warrant. The expense associated with these warrants of $662,000 is reflected as interest expense in the consolidated statements of operations for the six months ended June 30, 2009. On July 30, 2009 the deferred interest payments were paid in full.

CONVERTIBLE NOTE PAYABLE

On January 24, 2008, in conjunction with the purchase of the net assets of UOP, the Company issued a note payable to the former sole member in the amount of $1,000,000. The note bears interest of 7% per annum and matures on February 1, 2011; monthly principal and interest payments are $30,877. The note became convertible by the holder six months after issuance. The Company recognized a discount related to the intrinsic value of the beneficial conversion feature of the note as interest expense through the stated redemption date of the note. That amount was calculated to be $7,136, and has been recorded as a component of additional paid-in capital. The balance of this note and the related interest expense had been eliminated in the consolidation of VLH, a variable interest entity, during the three month period ended March 31, 2009, as the related convertible note receivable was contributed to VLH by its member. As of June 30, 2009, VLH is no longer considered to be a variable interest entity of the Company, and therefore the balance of the note and the related interest are no longer eliminated in the consolidation.

During the six months ending June 30, 2009, the holder of the note commenced converting the principal and interest payments to shares of common stock. Accordingly, the Company issued 102,500 shares of common stock to the note holder, representing principal and interest payments of approximately $138,000.

MORTGAGE NOTE PAYABLE

The Company had a mortgage note payable on the land upon which the California facility resides, through consolidation of VLH. The note is for $250,000, bears interest at 6.75% per annum and matures five years from inception. Monthly payments of $2,871 are based on a ten year amortization. This mortgage payable is no longer reflected in the financial statements of the Company as the former variable interest entity has been deconsolidated.

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NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

PRIVATE FINANCING

On January 24, 2008, the Company entered into a private financing with three investors (the “Investors”) for a total amount of $4,500,000 (the “Financing”). The Financing was offered at an original issue discount of 10%. The Company used the proceeds to fund the acquisitions described above, to fund further development activities and to provide working capital. As consideration for the Financing, the Investors received a note issued by the Company in the amount of $4,500,000 with interest accruing at 10% per annum to be paid monthly and the principal balance to be paid in full one year from the closing date (the “Note”). In addition, the Company issued to the Investors 750,000 Class A Warrants and 750,000 Class B Warrants, which may be exercised at $8.25 and $11.00 per warrant, respectively (the “Warrants”). The Company further agreed not to call any Warrants until a registration statement registering all of the Warrants was declared effective. A placement fee of $225,000 was paid from the proceeds of this loan.

In connection with the Financing, the Company had agreed that within 75 days of the closing date, the Company would have a shareholder vote to seek approval to issue a convertible debenture with an interest rate of 10% per annum, which would be convertible into common stock pursuant to terms of the debenture agreement, or such other price as permitted by the debenture (the “Convertible Debenture”). Upon shareholder approval, the Note was replaced by this Convertible Debenture and one half of each of the Class A Warrants and of the Class B Warrants issued were returned to the Company. Under the conversion option, the Investors shall have the option, at any time on or before the maturity date (January 24, 2009), to convert the outstanding principal of this Convertible Debenture into fully-paid and non assessable shares of the Company’s common stock at the conversion price equal to the lowest of (i) the fixed conversion price of $6.00 per share, (ii) the lowest fixed conversion price (the lowest price, conversion price or exercise price set by the Company in any equity financing transaction, convertible security, or derivative instrument issued after January 24, 2008), or (iii) the default conversion price (if and so long as there exists an event of default, then 70% of the average of the three lowest closing prices of common stock during the twenty day trading period immediately prior to the notice of conversion). The Company held a special shareholders’ meeting on April 3, 2008 to vote on this matter, at which time it was approved.

In connection with the financing, the Company entered into a Security Agreement with the Investors whereby the Company granted the Investors a security interest in Converted Organics of California, LLC and any and all assets that are acquired by the use of the funds from the Financing. In addition, the Company granted the Investors a security interest in Converted Organics of Woodbridge, LLC and all assets subordinate only to the current lien held by the holder of the bonds issued in connection with the Woodbridge facility of approximately $17,500,000.

In connection with this borrowing, the Company issued 1.5 million warrants to purchase common stock, which were deemed to have a fair value of $5,497,500. The Company recorded the relative fair value of the warrants to the underlying notes of $2,227,500 in accordance with Accounting Principles Board (“APB”) Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” as additional paid-in capital and established a discount on the debt. The discount was being amortized over the life of the note (12 months). On April 17, 2008, the Investors returned to the Company 750,000 warrants that had been held in escrow. This reduced the value assigned to the warrants and, accordingly, the value assigned to the debt discount attributable to the warrants by $1,113,750. In addition, the remaining original issue discount of approximately $366,000 was recognized as expense on April 7, 2008.

On April 7, 2008, the shareholders of the Company approved the issuance of additional shares so that convertible notes could be issued to the note holders to replace the original notes dated January 24, 2008. The Company is required to recognize a discount for the intrinsic value of the beneficial conversion feature of the notes, which is to be recognized as interest expense through the redemption date of the notes, which is January 24, 2009. That amount was calculated to be $3,675,000, and recognition was limited to $2,936,250 in accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or

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NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

Contingently Adjustable Conversion Ratios,” as the debt discount is limited to the proceeds allocated to the convertible instrument of $4,500,000. That discount is being amortized over the life of the loan. During the six month periods ending June 30, 2009 and 2008, the Company recognized interest expense of $230,492 and $0 related to this discount.

On January 24, 2009 the convertible notes became due. Because the Company did not have sufficient cash to repay the notes, the Company agreed to convert the notes to shares at the default rate, although no event of default had occurred. As of March 31, 2009, the note holders had converted the full principal amount of $4,500,000 into 7,366,310 shares of common stock. In consideration for entering into this agreement, the Company granted 200,000 shares of common stock to the note holders. An expense of $562,000 is included in the statement of operations for the six months ended June 30, 2009 for this stock grant, which represents the market value of 200,000 shares on the date they were granted. In addition, the notes accrue interest at 10% of their declining balance as they are paid off through the issuance of stock. An additional 131,834 shares of common stock were issued on April 23, 2009 for accrued interest. Accrued interest of $7,232 has not been converted to shares of common stock.

On May 7, 2009, the Company entered into an agreement with an institutional investor (the “Investor”), wherein the Company agreed to sell to the Investor, for the sum of $1,200,000, six-month non-convertible original issue discount notes with principal amounts totaling $1,331,000 (the “Note”). The agreement provides that if the Company raises over $1.33 million while the Notes are outstanding, the first $1,331,000 must be used to repay the note. Additionally, in connection with the Note issued pursuant to the agreement, the Investor received five-year warrants to purchase 750,000 shares and 350,000 shares of Company common stock, with exercise prices of $1.00 per share and $1.50 per share, respectively, subject to certain anti-dilution rights for issuance below the exercise prices. These warrants are not registered and cannot be traded. The expense associated with the issuance of these warrants was calculated using a Black-Scholes model with the following assumptions: risk-free interest rate of 2.05%; no dividend yield; volatility factor of 96.7%; and a term of 5 years. The Company determined that the warrants issued have a fair value of $1,557,953. The Company recorded the relative fair value of the warrants to the underlying notes of $1,330,313 in accordance with Accounting Principles Board (“APB”) Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” as additional-paid-in capital and established a discount on the debt. The discount was fully amortized at the repayment of the note (12 days later) and at such time the entire amortization totaled approximately $637,850 for the three months ended June 30, 2009.

Also pursuant to this agreement, the investment banker was issued five-year warrants to purchase 135,000 and 65,000 shares of Company common stock with exercise prices of $1.00 per share and $1.50 per share, respectively. The expense associated with these warrants was calculated in the same manner as described above. The expense of $285,000 is included in general and administrative expense on the consolidated statements of operations for the three and six month periods ending June 30, 2009 and 2008.

DERIVATIVE INSTRUMENTS

Upon the adoption of EITF 07-5 on January 1, 2009, the Company determined that the conversion features within the convertible notes payable issued in the January 2008 private financing to be an embedded derivative which was required to be bifurcated and shown as a derivative liability subject to mark-to-market adjustment each reporting period. The fair value of the conversion feature was determined using the Black-Scholes model and resulted in a fair value of $5,083,108. The fair value at January 1, 2009 was recognized as a cumulative effect of accounting change in the Company’s consolidated statement of changes in owners’ equity (deficit).

During the six months ended June 30, 2009, all conversion features were converted to common stock at the default rate in accordance with the agreement dated January 29, 2009 with the note holders. The effect of the derivative instruments in the six months ended June 30, 2009 was recorded in the Company’s consolidated

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NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

statements of operations and was a derivative gain of $3,565,091. No derivative liability is recorded as of June 30, 2009 as all derivative instruments have been converted into common stock.

NOTE 7 — CAPITALIZATION OF INTEREST COSTS

The Company has capitalized interest costs, net of certain interest income, in accordance with SFAS No. 62, “Capitalization of Interest Cost in Situations Involving Certain Tax-Exempt Borrowings and Certain Gifts and Grants,” related to its New Jersey Economic Development Authority Bonds in the amount of $1,077,686 as of June 30, 2009 and December 31, 2008, respectively. Capitalized interest is initially included with construction-in-progress on the consolidated balance sheets. As assets are placed in service, the capitalized interest is added to the value of the assets on a pro-rata basis.

NOTE 8 — OWNERS’ EQUITY (DEFICIT)

On February 21, 2006, the Company merged with Mining Organics Management (MOM) and Mining Organics Management — Harlem River Rail Yard (HRRY). At that time, MOM was a fifty-percent owner of HRRY. The mergers were accounted for as a recapitalization of the Company. As a result of the recapitalization, 600,000 shares were issued to the members of HRRY, with 300,000 shares distributed to Weston Solutions, Inc. and 300,000 shares distributed among the individual members of MOM, each of whom was a founder of the Company.

On February 16, 2007, the Company successfully completed an initial public offering of 1,800,000 common shares and 3,600,000 warrants for a total offering of $9,900,000, before issuance costs. The Company’s initial public offering is recorded net of issuance costs and expenses of approximately $1,736,715. The warrants consist of 1,800,000 redeemable Class A warrants and 1,800,000 non-redeemable Class B warrants, each warrant to purchase one share of common stock. The common stock and warrants traded as one unit until March 13, 2007 when they began to trade separately.

On February 16, 2007, as part of its initial public offering and under the original terms of the bridge loan agreement, the Company issued 293,629 Bridge Equity Units to the Bridge Noteholders. On May 23, 2007, as part of the repayment of the bridge loans, the Company issued 55,640 shares of common stock to the Bridge Noteholders, which represents 10% of the principal and interest repaid, divided by the five-day average share price prior to repayment of the debt. The statement of operations for the year ended December 31, 2007 reflects an expense of $178,048 related to the issuance of these shares.

On February 16, 2007, as part of its initial public offering, the Company agreed to pay a 5% quarterly stock dividend, commencing March 31, 2007, and every full quarter thereafter, until Woodbridge is operational. The Company declared five such quarterly dividends amounting to 1,010,535 shares through March, 2008. As the New Jersey facility was operating as of June 30, 2008, no further dividends were declared under this agreement.

At its April 3, 2008 special meeting of shareholders, the shareholders approved a resolution to decrease the number of common shares that the Company is authorized to issue from 75,000,000 to 40,000,000, and the number of preferred shares that the Company is authorized to issue from 25,000,000 to 10,000,000. At the time, the Company believed that 40,000,000 shares of common stock would be sufficient to meet its future needs.

On October 1, 2008, the Company issued 45,480 shares of its common stock to a consultant as remuneration for services rendered. The related services were substantially complete when the stock was issued. The Company recognized $212,619 of expense related to the fair value of this issuance.

On October 22, 2008, the Company declared a stock dividend of 15% payable to shareholders of record as of November 17, 2008. This dividend resulted in the issuance of 969,318 shares of common stock.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

On January 24, 2009, the Company issued 200,000 shares of its common stock to the holders of its convertible debentures as consideration for the refinancing described above. The Company recognized interest expense of $562,000 related to this issuance.

On May 19, 2009, the Company entered into an agreement with an institutional investor (the “Investor”) whereby the Investor agreed to purchase 1,500,000 shares of the Company’s common stock under its shelf registration statement, for $1.40 per share, providing the Company with $2.1 million before fees and expenses of $172,000, which were charged to Additional Paid-in Capital. The May 7, 2009 non-convertible short-term note described in Note 6 was immediately paid off with proceeds of this offering. In addition, and as an inducement to enter into this transaction, the Company issued the Investor 1,500,000 warrants, with a strike price of $1.40 and a 90 day term.

At its June 25, 2009 annual meeting of shareholders, the shareholders approved a resolution to increase the number of common shares that the Company is authorized to issue from 40,000,000 to 75,000,000, given that the Company had the opportunity to raise capital through the issuance of additional shares.

WARRANTS

On February 16, 2007, in connection with the Company’s public offering, the Company sold 1,800,000 equity units consisting of one share of common stock, one Class A warrant and one Class B warrant. On March 13, 2007, the Class A and Class B warrants began to trade as separate securities. The Class A warrants are exercisable for one share of common stock, plus accumulated stock dividends, for $8.25. The Class A warrants expire on February 16, 2012 and, if certain conditions are met, the Company may redeem these warrants at a price of $0.25 per warrant prior to the expiration date. The Class B warrants are exercisable for one share of common stock, plus accumulated stock dividends, for $11.00. The Class B warrants expire on February 16, 2012 and there is no provision for the Company to redeem these warrants prior to the expiration date.

On January 24, 2008, in conjunction with the private financing arrangement of the Company described in Note 6, the Company issued 750,000 Class A and 750,000 Class B Warrants to the Investors. Such warrants are exercisable for one share of the Company’s common stock, adjusted for dividends, at $8.25 and $11.00, respectively. Once the Company’s registration statement related to the underlying shares was declared effective, one-half of the warrants were returned to the Company by the Investors, as described in Note 6.

WARRANT EXERCISE

The Company received net proceeds of approximately $11,344,000 as a result of the exercise of approximately 1,381,000 Class A warrants (which includes the warrant redemption discussed below) and 600 Class B warrants in the year ended December 31, 2008. The Company issued approximately 1,781,000 shares of common stock in connection with the exercise of these warrants due to the cumulative effect of the Company’s stock dividends.

On May 26, 2009, the Investor exercised its 1,500,000 warrants at $1.40, providing the Company with $2.1 million before fees and expenses of $135,000, which were charged to Additional Paid-in Capital. In addition, and as an inducement to enter into this transaction, the Company issued the Investor an additional 1,500,000 warrants with a strike price of $1.63 and an expiration date of May 27, 2014.

WARRANT REDEMPTION

On September 16, 2008, the Company announced the redemption of its outstanding Class A Warrants. The redemption date was set for October 17, 2008, and was subsequently extended a total of 31 days voluntarily by the Company to November 17, 2008. Any outstanding Class A warrants that had not been exercised before that date expired and are redeemable by the Company for $0.25 per warrant.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

Until the redemption date, the Class A warrants were convertible into common stock at an exercise price of $8.25. Each warrant exercised at this price received 1.276 shares of common stock. Prior to the notification of redemption, approximately 756,000 Class A warrants had been exercised. After the redemption, an additional 673,000 warrants were exercised. In total, from both the exercise and redemption of warrants, the Company received proceeds of approximately $11,344,000. The Company was obligated to remit to its transfer agent funds sufficient to compensate warrant holders for the remaining warrants, which may be redeemed for $.25 each for an indefinite period. This amount of $284,237 was subtracted from the cash received for exercise of the warrants, representing the amount necessary to redeem the remaining warrants.

The following table sets forth the outstanding warrants as of June 30, 2009:

	Class B Warrants	Warrants	Warrants	Warrants	Warrants
	Exercise Price	Exercise	Exercise Price	Exercise Price	Exercise Price
	$11.00	Price $1.00	$1.50	$1.40	$1.63

Outstanding at January 1, 2009	2,648,029	—	—	—	—
Issued in connection with agreement with bond holders on March 6, 2009	2,284,409	—	—	—	—
Issued in connection with securing debt on May 5, 2009	—	885,000	415,000	—	—
Issued in connection with issuance of shares on May 19, 2009	—	—	—	1,500,000	—
Warrants exercised May 26, 2009	—	—	—	(1,500,000)	—
Issued in connection with May 26 warrants exercised	—	—	—		1,500,000

Outstanding at June 30, 2009	4,932,438	885,000	415,000	—	1,500,000

NOTE 9 — STOCK OPTION PLAN

The following table presents the activity under the 2006 Stock Option Plan from January 1, 2009 through June 30, 2009:

	Weighted Average
	Shares	Price per Share

Outstanding at January 1, 2009	1,246,735	$4.50
Granted	233,500	1.10
Exercised	—	—
Canceled	(231,340)	4.75

Outstanding and exercisable at June 30, 2009	1,248,895	$3.82

On June 27, 2009, the Company granted 233,500 stock options under its 2006 Stock Option Plan. The expense associated with this option grant was calculated using a Black-Scholes model and the following assumptions: risk-free interest rate of 2.85%; no dividend yield; volatility of 96.7%. The resulting expense of $190,000 is included in general and administrative expense on the consolidated statements of operations for the three and six month periods ended June 30, 2009 and 2008. As of June 30, 2009, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plan.

NOTE 10 — ACQUISITIONS

On January 24, 2008, the Company acquired the assets, including the intellectual property, of Waste Recovery Industries, LLC of Paso Robles, CA. The purchase price was $500,000.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

On January 24, 2008, the Company also formed Converted Organics of California, LLC, a wholly-owned subsidiary of Converted Organics Inc., who acquired the net assets of United Organic Products, LLC of Gonzales, CA (“UOP”). This facility is operational and began to generate revenues for the Company immediately upon acquisition. The purchase price was $2,500,000.

The acquisitions have been accounted for in the first quarter of 2008 using the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. Accordingly, the net assets have been recorded at their estimated fair values, and operating results have been included in the Company’s consolidated financial statements from the date of acquisition.

The allocation of the purchase price based on the appraisal is as follows:

Inventories	$11,114
Accounts receivable	28,702
Technological know-how	271,812
Trade name	228,188
Existing customer relationships	2,030,513
Building	111,584
Equipment and machinery	543,000
Assumption of liabilities	(224,913)

Total purchase price	$3,000,000

The unaudited supplemental pro forma information discloses the results of operations for the current fiscal year up to the date of the most recent interim period presented (and for the corresponding period in the preceding year) as though the business combination had been completed as of the beginning of that period.

The pro forma condensed consolidated financial information is based upon available information and certain assumptions that the Company believes are reasonable. The unaudited supplemental pro forma information does not purport to represent what the Company’s financial condition or results of operations would actually have been had these transactions in fact occurred as of the dates indicated above or to project the Company’s results of operations for the period indicated or for any other period.

	Six Months Ended June 30,
	2009	2008

Revenues (in thousands)	$1,484	$753
Net loss (in thousands)	(6,926)	(8,592)
Net loss per share — basic and diluted	(.58)	(1.56)

NOTE 11 — RELATED PARTY TRANSACTIONS

ACCRUED COMPENSATION-OFFICERS, DIRECTORS AND CONSULTANTS

As of June 30, 2009 and December 31, 2008, the Company has an accrued liability totaling approximately $390,000 and $431,000, respectively, representing accrued compensation to employees, officers, directors and consultants.

CONVERTED ORGANICS OF RHODE ISLAND, LLC

Converted Organics of Rhode Island, LLC was formed for the purpose of developing and operating a waste-to-fertilizer facility in Johnston, Rhode Island. A development consultant who has provided services to the Company is a minority owner of Converted Organics of Rhode Island, LLC. For the six month period ending June 30, 2009 the consultant was paid $60,000, and received 121,528 shares of the Company’s common stock for services rendered.

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

PACKAGING VENDOR

The Company has purchased packaging materials from a vendor which is partially owned by an employee of the Company. The Company made purchases of $28,000 from this vendor in the six month period ended June 30, 2009.

NOTES PAYABLE

The Company has a term note due to its CEO in the amount of $89,170 at June 30, 2009 and December 31, 2008. The note matured in April, 2009, and the term was extended for one year. The Company paid accrued interest of $21,400 upon extension of the note.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

In addition to the operating lease commitment for its headquarters, the Company signed an operating lease during June 2006 for Woodbridge. The lease term is for ten years and the Company has exercised an option to renew for an additional ten years. In 2008, the Company signed a ten-year lease for land with the Rhode Island Resource Recovery Council. Future minimum lease payments under these leases are as follows:

For years ended December 31, 2009 (July 1, 2009 through December 31, 2009)	522,400
2010	1,044,800
2011	1,056,200
2012	1,069,100
2013	1,077,400
2014 and thereafter	9,024,000

$13,793,900

LEGAL PROCEEDINGS

The Company is not currently aware of any pending or threatened legal proceeding to which it is or would be a party, or any proceedings being contemplated by governmental authorities against it, or any of its executive officers or directors relating to the services performed on the Company’s behalf except as follows. The Company received notice that a complaint had been filed in a putative class action lawsuit on behalf of 59 persons or entities that purchased units pursuant to a financing terms agreement dated April 11, 2006 (“FTA”), captioned Gerald S. Leeseberg, et al. v. Converted Organics, Inc., filed in the U.S. District Court for the District of Delaware. The lawsuit alleges breach of contract, conversion, unjust enrichment, and breach of the implied covenant of good faith in connection with the alleged failure to register certain securities issued in the FTA, and the redemption of our Class A warrants in November 2008. The lawsuit seeks damages related to the failure to register certain securities, including alleged late fee payments, of approximately $5.25 million, and unspecified damages related to the redemption of the Class A warrants. In February 2009, the Company filed a Motion for Partial Dismissal of Complaint. It is uncertain when the Court will rule on this motion. The Company plans to vigorously defend itself in this matter, and is unable to estimate any contingent losses that may or may not be incurred as a result of this litigation and its eventual disposition. Accordingly, no contingent loss has been recorded related to this matter.

On May 19, 2009, the Company received notice that a complaint had been filed in the Middlesex County Superior Court of New Jersey, captioned Lefcourt Associates, Ltd., et al. v. Converted Organics of Woodbridge, et al. The lawsuit alleges private and public nuisances, negligence, continuing trespasses and consumer common-law fraud in connection with the odors emanating from the Woodbridge facility and the Company’s alleged, intentional failure to disclose to adjacent property owners the possibility of the facility causing pollution. The lawsuit seeks enjoinment of any and all operations which in any way cause or contribute to the alleged pollution, compensatory and punitive damages, counsel fees and costs of suit and any

CONVERTED ORGANICS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

and all other relief the Court deems equitable and just. In response to these allegations, the Company has filed opposition papers with the Court and has complied with the plaintiff’s requests for information.

On May 28, 2009, the Company received notice that a Lien Claim Foreclosure Complaint had been filed in the Middlesex County Superior Court of New Jersey, captioned Armistead Mechanical, Inc. v. Converted Organics Inc., et al. Armistead filed this Lien Claim Foreclosure Complaint in order to perfect its previously filed lien claim. In connection with the Complaint, Armistead also filed a Demand for Arbitration in order to preserve its status quo and right to submit a contract dispute claim to binding arbitration. Armistead has indicated that it wishes to continue settlement discussions and has offered to cooperate with the Company’s efforts to secure financing for a mutually agreeable settlement. The Company intends to continue working towards an agreeable settlement with Armistead. On July 10, 2009, the Company received an Amended Lien Claim Foreclosure Complaint from Armistead Mechanical. The amended complaint did not make any substantial changes to the suit. On August 3, 2009, the Company filed a response to the complaint whereby the Company denied certain claims and at this time management is unable to estimate any contingent losses.

OTHER

The Middlesex County Health Department (MCHD) issued a number of notices of violation (“NOV”) to the Company for alleged violations of New Jersey State Air Pollution Control Act, which prohibits certain off-site odors. The NOV alleged that odors emanating from the facility had impacted surrounding businesses and those odors were of sufficient intensity and duration to constitute air pollution under the Act. The penalties assessed total $320,250 of which the Company has paid $87,750. Of the remaining $232,500 of penalties, the Company is either contesting or negotiating individual penalties based on the date of issuance. The Company has recorded a liability of $75,000 in it financial statements, as of June 30, 2009 relating to the unpaid potion of the penalties. In addition, based on a change in operational procedures and working with two outside odor-control consultants, the Company believes it has significantly rectified the odor issues.

The NJDEP Bureau of Air Compliance and Enforcement issued an Administrative Order (the “A.O.”) to the Company for alleged violations of the Company’s Air permit issued pursuant to the Air Pollution Control Act. The A.O. alleged that the Company was not operating in compliance with its Air Permit. No penalties were assessed in the A.O. However, the A.O. remains an open matter, because, as NJDEP stated in the A.O., the provisions of the order remain in effect during pendency of the hearing request. Additionally, any corrective action taken by the Company does not preclude the State from initiating a future enforcement action or seeking penalties with respect the violations listed in the A.O.

The NJDEP Bureau of Solid Waste Compliance and Enforcement issued a NOV to the Company for alleged violations of the New Jersey State Solid Waste Management Act. The NOV alleged that the facility was not operating in accordance with the terms of the General Class C Permit Approval. No penalties were assessed by the NOV. However, the NOV is notification that the facility is allegedly out of compliance with certain provisions of the General Class C Permit and/or the NJDEP Solid Waste regulations. The NOV remains an open matter, because, as NJDEP stated in the NOV, any corrective action taken by the Company does not preclude the State from initiating a future enforcement action with respect the violations listed in the NOV.

NOTE 13 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 14, 2009, which is the date the accompanying financial statements were issued.

On July 16, 2009, the Company sold 1,961,000 shares of its common stock at $1.02 per share under its shelf registration statement. In addition, the Company issued 585,000 warrants, with an exercise price of $1.25 per warrant in association with the issuance of stock. These warrants have a five year life from the date of issuance and cannot be exercised until six months from the date of issuance.

Until          , 2009, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealer, salespersons or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful. The delivery of this prospectus will not, under any circumstances create any implication that the information is correct as of any time subsequent to the date of this prospectus.

Prospectus Summary	1
Risk Factors	7
Special Note Regarding Forward-Looking Statements	17
Use of Proceeds	18
Price Range of Common Stock	19
Capitalization	20
Dilution	21
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations	22
Business	35
Management	47
Executive Compensation	50
Principal Stockholders	52
Related Party Transactions	53
Underwriting	54
Description of Capital Stock	55
Legal Matters	62
Experts	62
Where You Can Find Additional Information	62
Index to Financial Statements	64

$

CONVERTED ORGANICS INC.

12,500,000 Units

PROSPECTUS

Chardan Capital Markets, LLC

          , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, payable by the registrant in connection with the sale of the shares of common stock being registered. All amounts are estimates except the fees payable to the SEC.

SEC Registration Fee	$2,482.79
NASDAQ Filing Fee	$5,000
Printing Expenses*
Accounting Fees and Expenses*
Legal Fees and Expenses*
Miscellaneous*
Total

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of ours. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that a director shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. In addition, our bylaws provide that each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director shall be indemnified and held harmless to the fullest extent permitted by Delaware law. The right to indemnification conferred in our bylaws also includes the right to be reimbursed for all expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law.

Our bylaws further provide that we shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of ours against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under Delaware law. We have also obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Item 15.	Recent Sales of Unregistered Securities

In the last three years, the Registrant has sold securities that were not registered, as follows:

In connection with the Registrant’s merger with Mining Organics Harlem River Rail Yard, LLC (“HRRY”) in February 2006, the Registrant issued 600,000 shares to HRRY. These securities were issued under Section 4(2) of the Securities Act.

In February 2006, the Registrant issued 689,999 shares of its common stock to certain members of its management and other founders of the Registrant in exchange for past services rendered valued at $0.0001 per share. On the same date, the Registrant issued 43,334 shares of its common stock to two accredited individuals as fees for loans each made to the Registrant. These securities were issued under Section 4(2) of the Securities Act.

In February 2007, the Registrant completed a $1.515 million bridge loan from 59 accredited lenders to help it meet its working capital needs. In connection with the bridge loan, the Registrant issued units to the bridge lenders. One unit was issued for every $5.50 loaned. The bridge lenders received units that were identical to the units the Registrant issued in its initial public offering. In the aggregate, the bridge lenders received 293,629 units, each unit consisting of one share of common stock, one redeemable Class A warrant and one non-redeemable Class B warrant. Included in the 293,629 units were 18,181 units issued to High Capital Funding LLC as reimbursement for costs incurred by it in preparing legal documents in connection with the bridge transaction. The Class A warrants and Class B warrants each are exercisable for one share of common stock. In May 2007, the Registrant issued 55,640 shares of common stock under the terms of the renegotiated bridge loan. These securities were issued solely to accredited investors in reliance upon the exemption specified in Rule 506 of Regulation D, and Section 4(2) of the Securities Act.

As of June 2006 and March 2007, the Registrant granted stock options to its employees, directors and consultants to purchase 643,000 and 10,000 shares, respectively, of common stock under the Registrant’s 2006 Stock Option Plan. The option issuances were made pursuant to Section 4(2) of the Securities Act.

In January 2008, the Registrant issued a note payable and 750,000 Class A warrants and Class B warrants (which were later reduced to 375,000 Class A warrants and Class B warrants) to three accredited investors for a total amount of $4,500,000. On April 7, 2008, the note was exchanged for a convertible debenture. Between January 2009 and April 2009, the convertible debenture (including all interest) was converted into 7,498,144 shares of common stock with an additional 200,000 shares of common stock being issued in connection with the amendment of the convertible debenture in January 2009. These securities were issued solely to accredited investors in reliance upon the exemption specified in Rule 506 of Regulation D, and Section 4(2) of the Securities Act.

During March 2008, the Registrant issued 140,000 shares of common stock to three accredited investors as a result of the exercise of stock options issued under the Registrant’s 2006 Stock Option Plan. The issuances were completed pursuant to Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

In May 2009, in consideration of $1,182,500, the Registrant issued one accredited investor in reliance upon the exemption specified in Rule 506 of Regulation D, and Section 4(2) of the Securities Act, (i) a secured promissory note in the principal amount of $1,330,312.50 and (ii) two warrants to purchase shares of the Registrant’s common stock: a five-year warrant to purchase 750,000 shares of the Registrant’s common stock and a five-year warrant to purchase 350,000 shares of common stock of the Registrant with exercise prices of $1.00 per share and $1.02 per share, respectively.

On July 16, 2009, the Registrant sold 1,961,000 shares of its common stock at $1.02 per share under its shelf registration statement. In addition, the Registrant issued 585,000 warrants, with an exercise price of $1.25 per warrant in association with the issuance of stock. These warrants have a five-year life from the date of issuance and cannot be exercised until six months from the date of issuance.

On September 14, 2009, the Registrant entered into a formal agreement with an accredited investor, wherein it agreed to sell to the investor, for the sum of $1,400,000, a six-month convertible original issue discount note with a principal amount of $1,540,000. The agreement provided that if the Registrant raised any debt or equity financing while the note was outstanding, the first monies raised must be used to repay the note. The principal amount of the note is convertible into shares of the Registrant’s common stock at $1.54 per share. Additionally, in connection with the note issued, the investor received Class G warrants to purchase 2,500,000 shares of common stock. These securities were issued under Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit
Number		Description

1	.1†	Form of Underwriting Agreement
2.1		Asset Purchase Agreement between the Registrant and United Organic Products, LLC, dated January 21, 2008 (incorporated by reference to Exhibit 2.02 to our current report on Form 8-K filed January 29, 2008)
2.2		Asset Purchase Agreement between the Registrant and Waste Recovery Industries, LLC, dated January 21, 2008 (incorporated by reference to Exhibit 2.03 to our current report on Form 8-K filed January 29, 2008)
3.1		Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form SB-2 filed June 21, 2006)
3.2		Amendment to Certificate of Incorporation (previously filed)
3.2		Registrant’s Bylaws (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form SB-2 filed June 21, 2006)
4.1		Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Form SB-2/A filed January 25, 2007)
4.2		Form of Class B Warrant (incorporated by reference to Exhibit B to Exhibit 4.5 on Post-Effective Amendment No. 1 to our Registration Statement on Form SB-2 filed February 20, 2007)
4.3		Form of Unit Certificate (incorporated by reference to Exhibit 4.4 on Post-Effective Amendment No. 1 to our Registration Statement on Form SB-2 filed February 20, 2007)
4.4		Warrant Agreement between the Registrant and Computershare Shareholder Services, Inc. and Computershare Trust Company N.A., dated February 16, 2007 (incorporated by reference to Exhibit 4.5 on Post-Effective Amendment No. 1 to our Registration Statement on Form SB-2 filed February 20, 2007)
4.5		Form of Representative’s Purchase Warrant (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form SB-2 filed June 21, 2006)
4.6		Form of Class C Warrant (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K filed May 13, 2009)
4.7		Form of Class D Warrant (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K filed May 13, 2009)
4.8		Form of Class E Warrant (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed May 20, 2009 and to Exhibit 10.1 to our current report on Form 8-K filed May 27, 2009)
4.9		Form of Class F Warrant (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed July 16, 2009)
4.10		Form of Class G Warrant (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K filed September 14, 2009)
4.11		Secured Convertible Promissory Note dated September 14, 2009 payable to Iroquois Master Fund Ltd. (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K filed September 14, 2009)
*4	.12	Form of Class H Warrant
*4	.13	Warrant Agreement between Company and Warrant Agent
*5	.1	Opinion of Cozen O’Connor
10.1		Form of Bridge Loan Documents dated March 2, 2006 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form SB-2 filed June 21, 2006)
10	.1A	Form of Bridge Loan Documents dated April 11, 2006 (incorporated by reference to Exhibit 10.1A to our Registration Statement on Form SB-2 filed June 21, 2006)
10.2		Amended and Restated 2006 Stock Option Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Annex A of our Definitive Proxy Statement filed March 5, 2008)
10.3		Service Agreement between the Registrant and ECAP, LLC, dated March 1, 2006 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form SB-2 filed June 21, 2006)
10.4		Lease Agreement between the Registrant and Recycling Technology Development, LLC, dated June 2, 2006 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form SB-2 filed June 21, 2006)

Exhibit
Number		Description

10	.4A	Amendment to the Lease Agreement between the Registrant and Recycling Technology Development dated January 18, 2007 (incorporated by reference to Exhibit 10.4A to our Form SB-2/A filed January 25, 2007)
10.5		Employment Agreement between the Registrant and Edward J. Gildea, dated March 2, 2006 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form SB-2 filed June 21, 2006)
10.6		Employment Agreement between the Registrant and John A. Walsdorf, dated March 2, 2006 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form SB-2 filed June 21, 2006)
10.7		Agreement between the Registrant and Weston Solutions, Inc., dated May 29, 2003 and modification dated October 6, 2004 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form SB-2 filed June 21, 2006)
10.8		IBR Plant License Agreement between International Bio Recovery Corporation and Mining Organics Management LLC, dated July 15, 2003 (incorporated by reference to Exhibit 10.10 to our Form SB-2/A filed July 5, 2006)
10.9		Revision dated February 9, 2006 to IBR Plant License Agreement dated July 15, 2003 (incorporated by reference to Exhibit 10.11 to our Form SB-2/A filed July 5, 2006)
10.10		Secured Convertible Promissory Note in favor of United Organic Products, LLC, dated January 24, 2008 (incorporated by reference to Exhibit 2.04 to our current report on Form 8-K filed January 29, 2008)
10.11		Secured Promissory Note in favor of Waste Recovery Industries, LLC, dated January 24, 2008 (incorporated by reference to Exhibit 2.05 to our current report on Form 8-K filed January 29, 2008)
10.12		New Jersey Economic Development Authority $17,500,000 Solid Waste Facilities Revenue Bonds (Converted Organics of Woodbridge, LLC — 2007 Project), dated February 16, 2007 (incorporated by reference to Exhibit 10.13 to our annual report on Form 10-K for the year ended December 31, 2008)
10.13		Secured Convertible Promissory Note in favor of SNC-Lavalin Project Services, Inc., dated June 16, 2009 (incorporated by reference to Exhibit 10.14 to our quarterly report on Form 10-Q for the quarter ended June 30, 2009)
10.14		Secured Convertible Promissory Note in favor of Hatzel & Buehler, Inc. (incorporated by reference to Exhibit 10.15 to our quarterly report on Form 10-Q for the quarter ended June 30, 2009)
10.15		Secured Convertible Promissory Note in favor of Recycling Technology Development, LLC dated March 31, 2009 (incorporated by reference to Exhibit 10.16 to our quarterly report on Form 10-Q for the quarter ended June 30, 2009)
10.16		Subscription Agreement dated September 14, 2009 by and among Converted Organics Inc. and Iroquois Master Fund Ltd. (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed September 14, 2009)
10.17		Security Agreement dated September 14, 2009 by and among Converted Organics Inc. and Iroquois Master Fund Ltd. (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K filed September 14, 2009)
10.18		Subsidiary Security Agreement dated September 14, 2009 by and among Converted Organics of California, LLC, Converted Organics of Woodbridge, LLC and Iroquois Master Fund Ltd. (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K filed September 14, 2009)
10.19		Subsidiary Guaranty dated September 14, 2009 by Converted Organics of California, LLC and Converted Organics of Woodbridge, LLC for the benefit of Iroquois Master Fund Ltd. (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K filed September 14, 2009)
21.1		Subsidiaries of the Company (previously filed)
23	.1†	Consent of CCR LLP
24.1		Power of Attorney (previously filed with the signature page to the Form S-1)

*	To be filed by amendment.

†	Filed herewith

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i. If the registrant is relying on Rule 430B:

A. Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7. That:

i. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

ii. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on October 2, 2009.

CONVERTED ORGANICS INC.

By:	/s/ Edward J. Gildea
Name:     Edward J. Gildea

Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ Edward J. Gildea Edward J. Gildea		Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 2, 2009

/s/ David R. Allen David R. Allen		Chief Financial Officer, Executive Vice President of Administration (Principal Financial Officer)	October 2, 2009

/s/ Ellen P. O’Neil Ellen P. O’Neil		Chief Accounting Officer	October 2, 2009

* Robert E. Cell		Director	October 2, 2009

* John P. DeVillars		Director	October 2, 2009

* Edward A. Stoltenberg		Director	October 2, 2009

*By:	/s/ Edward J. Gildea Edward J. Gildea, Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1†	Form of Underwriting Agreement
2.1		Asset Purchase Agreement between the Registrant and United Organic Products, LLC, dated January 21, 2008 (incorporated by reference to Exhibit 2.02 to our current report on Form 8-K filed January 29, 2008)
2.2		Asset Purchase Agreement between the Registrant and Waste Recovery Industries, LLC, dated January 21, 2008 (incorporated by reference to Exhibit 2.03 to our current report on Form 8-K filed January 29, 2008)
3.1		Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form SB-2 filed June 21, 2006)
3.2		Amendment to Certificate of Incorporation (previously filed)
3.3		Registrant’s Bylaws (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form SB-2 filed June 21, 2006)
4.1		Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Form SB-2/A filed January 25, 2007)
4.2		Form of Class B Warrant (incorporated by reference to Exhibit B to Exhibit 4.5 on Post-Effective Amendment No. 1 to our Registration Statement on Form SB-2 filed February 20, 2007)
4.3		Form of Unit Certificate (incorporated by reference to Exhibit 4.4 on Post-Effective Amendment No. 1 to our Registration Statement on Form SB-2 filed February 20, 2007)
4.4		Warrant Agreement between the Registrant and Computershare Shareholder Services, Inc. and Computershare Trust Company N.A., dated February 16, 2007 (incorporated by reference to Exhibit 4.5 on Post-Effective Amendment No. 1 to our Registration Statement on Form SB-2 filed February 20, 2007)
4.5		Form of Representative’s Purchase Warrant (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form SB-2 filed June 21, 2006)
4.6		Form of Class C Warrant (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K filed May 13, 2009)
4.7		Form of Class D Warrant (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K filed May 13, 2009)
4.8		Form of Class E Warrant (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed May 20, 2009 and to Exhibit 10.1 to our current report on Form 8-K filed May 27, 2009)
4.9		Form of Class F Warrant (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed July 16, 2009)
4.10		Form of Class G Warrant (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K filed September 14, 2009)
4.11		Secured Convertible Promissory Note dated September 14, 2009 payable to Iroquois Master Fund Ltd. (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K filed September 14, 2009)
*4	.12	Form of Class H Warrant
*4	.13	Warrant Agreement between Company and Warrant Agent
*5	.1	Opinion of Cozen O’Connor
10.1		Amended and Restated 2006 Stock Option Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Annex A of our Definitive Proxy Statement filed March 5, 2008)
10.2		Service Agreement between the Registrant and ECAP, LLC, dated March 1, 2006 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form SB-2 filed June 21, 2006)
10.3		Lease Agreement between the Registrant and Recycling Technology Development, LLC, dated June 2, 2006 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form SB-2 filed June 21, 2006)
10.4		Amendment to the Lease Agreement between the Registrant and Recycling Technology Development dated January 18, 2007 (incorporated by reference to Exhibit 10.4A to our Form SB-2/A filed January 25, 2007)

Exhibit
Number		Description

10.5		Employment Agreement between the Registrant and Edward J. Gildea, dated March 2, 2006 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form SB-2 filed June 21, 2006)
10.6		Employment Agreement between the Registrant and John A. Walsdorf, dated March 2, 2006 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form SB-2 filed June 21, 2006)
10.7		Agreement between the Registrant and Weston Solutions, Inc., dated May 29, 2003 and modification dated October 6, 2004 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form SB-2 filed June 21, 2006)
10.8		IBR Plant License Agreement between International Bio Recovery Corporation and Mining Organics Management LLC, dated July 15, 2003 (incorporated by reference to Exhibit 10.10 to our Form SB-2/A filed July 5, 2006)
10.9		Revision dated February 9, 2006 to IBR Plant License Agreement dated July 15, 2003 (incorporated by reference to Exhibit 10.11 to our Form SB-2/A filed July 5, 2006)
10.10		Secured Convertible Promissory Note in favor of United Organic Products, LLC, dated January 24, 2008 (incorporated by reference to Exhibit 2.04 to our current report on Form 8-K filed January 29, 2008)
10.11		Secured Promissory Note in favor of Waste Recovery Industries, LLC, dated January 24, 2008 (incorporated by reference to Exhibit 2.05 to our current report on Form 8-K filed January 29, 2008)
10.12		New Jersey Economic Development Authority $17,500,000 Solid Waste Facilities Revenue Bonds (Converted Organics of Woodbridge, LLC — 2007 Project), dated February 16, 2007 (incorporated by reference to Exhibit 10.13 to our annual report on Form 10-K for the year ended December 31, 2008)
10.13		Secured Convertible Promissory Note in favor of SNC-Lavalin Project Services, Inc., dated June 16, 2009 (incorporated by reference to Exhibit 10.14 to our quarterly report on Form 10-Q for the quarter ended June 30, 2009)
10.14		Secured Convertible Promissory Note in favor of Hatzel & Buehler, Inc. (incorporated by reference to Exhibit 10.15 to our quarterly report on Form 10-Q for the quarter ended June 30, 2009)
10.15		Secured Convertible Promissory Note in favor of Recycling Technology Development, LLC dated March 31, 2009 (incorporated by reference to Exhibit 10.16 to our quarterly report on Form 10-Q for the quarter ended June 30, 2009)
10.16		Subscription Agreement dated September 14, 2009 by and among Converted Organics Inc. and Iroquois Master Fund Ltd. (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed September 14, 2009)
10.17		Security Agreement dated September 14, 2009 by and among Converted Organics Inc. and Iroquois Master Fund Ltd. (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K filed September 14, 2009)
10.18		Subsidiary Security Agreement dated September 14, 2009 by and among Converted Organics of California, LLC, Converted Organics of Woodbridge, LLC and Iroquois Master Fund Ltd. (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K filed September 14, 2009)
10.19		Subsidiary Guaranty dated September 14, 2009 by Converted Organics of California, LLC and Converted Organics of Woodbridge, LLC for the benefit of Iroquois Master Fund Ltd. (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K filed September 14, 2009)
21.1		Subsidiaries of the Company (previously filed)
23	.1†	Consent of CCR LLP
24.1		Power of Attorney (previously filed with the signature page to the Form S-1)

*	To be filed by amendment.

†	Filed herewith.